

2011 Annual Report
and Proxy Statement

CHIPOTLE MEXICAN GRILL

Dear Shareholders,

2011 was another successful year for Chipotle, as we all worked to advance our mission of changing the way people think about and eat fast food. We did this by focusing on our unique food culture based on serving the best tasting food made with ingredients from more sustainable sources and prepared using classic cooking techniques, and our unique people culture based on empowering top-performing employees to reach high standards and developing them into the future leaders of our company.

Throughout the year, we made considerable progress in both of these areas. We continue to serve more naturally raised meat than any other restaurant company, nearly 100 million pounds in 2011, and we estimate that we will serve 120 million pounds in 2012. We also expanded our use of dairy made with milk from cows raised on open pastures, and increased our use of locally grown produce to 10 million pounds. All of these changes help us improve the taste, quality, and integrity of the food we serve.

Our Restaurateur program continued to be the cornerstone of our people culture, as we added more than 100 new Restaurateurs during 2011. Today, these elite managers, and others who have come through the Restaurateur program and are now in field leadership positions, directly oversee about two-thirds of our restaurants. Our people culture is stronger now than ever, and continues to provide us with the future leaders we will need to accommodate our growth, even as we escalate our pace of restaurant openings.

The strength of our unique food and people cultures contributes directly to our success. Last year we opened 150 restaurants and our revenue grew 23.6% to $2.27 billion and comparable restaurant sales grew 11.2% for the full year. Our restaurant-level margins were among the highest in the industry at 26.0%. We also continued to seed future growth opportunities, opening our second restaurant in London, and opening our first ShopHouse Southeast Asian Kitchen in Washington DC.

As we grow, it is important to educate our customers about what makes Chipotle so unique. To help us do this, we recently launched "Farm Team," which is a web based program designed to educate our most passionate customers and help them to serve as ambassadors for our brand. We also created a signature event, our Cultivate Festival, to help customers connect with Chipotle in an experiential way. The festival, held in Chicago, drew 17,000 people, and rave reviews. We also created an animated short film called "Back to the Start," which illustrated differences between traditional sustainable farming and industrial farming, and was named one of the top ads of 2011. Finally, we created the Chipotle Cultivate Foundation, a nonprofit organization we created to support individuals and organizations working to make improvements in the areas of animal welfare, family farming, and in educating the next generation of sustainable farmers. This will allow us to expand the impacts of our philanthropic efforts. Collectively, we believe these programs will help us strengthen ties with customers and further differentiate Chipotle in a crowded field.

We believe that our continued focus on changing food culture through our special food and people cultures will allow us to continue to create a truly valuable company for our employees, customers, suppliers, and shareholders.

Sincerely,

Steve Ells
Founder, Chairman, & Co-CEO

Monty Moran
Co-CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-32731

CHIPOTLE MEXICAN GRILL, INC.

(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**84-1219301** **(IRS Employer Identification No.)**
1401 Wynkoop Street, Suite 500 Denver, CO **(Address of Principal Executive Offices)**	**80202** **(Zip Code)**

Registrant's telephone number, including area code: (303) 595-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Annual Report

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

☒ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer (do not check if a smaller reporting company)	☐ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2011, the aggregate market value of the registrant's outstanding common equity held by non-affiliates was $5.95 billion, based on the closing price of the registrant's common stock on such date, the last trading day of the registrant's most recently completed second fiscal quarter. For purposes of this calculation, shares of common stock held by each executive officer and director and by holders of more than 5% of the outstanding common stock have been excluded since those persons may under certain circumstances be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 3, 2012, there were 31,262,463 shares of the registrant's common stock, par value of $0.01 per share outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the registrant's definitive proxy statement for the 2012 annual meeting of shareholders, which will be filed no later than 120 days after the close of the registrant's fiscal year ended December 31, 2011.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

ITEM 1. BUSINESS

General

Chipotle Mexican Grill, Inc. and its subsidiaries ("Chipotle", the "Company", or "We") operate restaurants throughout the United States, as well as two restaurants in Toronto, Canada and two in London, England. As of December 31, 2011, we operated 1,230 restaurants, which includes one ShopHouse Southeast Asian Kitchen. Chipotle restaurants serve a focused menu of burritos, tacos, burrito bowls (a burrito without the tortilla) and salads, made using fresh ingredients. We focus on trying to find the highest quality ingredients we can to make great tasting food; on recruiting and retaining top performing people to ensure that the restaurant experience we provide is exceptional; on building restaurants that are operationally efficient and aesthetically pleasing; and on doing all of this with increasing awareness and respect for the environment. We have grown substantially over the past five years, and expect to open between 155 and 165 additional restaurants in 2012.

Our vision is to change the way people think about and eat fast food. We do this by avoiding a formulaic approach when creating our restaurant experience, looking to fine-dining restaurants for inspiration. We use high-quality raw ingredients, classic cooking methods and a distinctive interior design and have friendly people to take care of each customer—features that are more frequently found in the world of fine dining. Our approach is also guided by our belief in an idea we call "Food With Integrity". Our objective is to find the highest quality ingredients we can—ingredients that are grown or raised with respect for the environment, animals and people who grow or raise the food.

We manage our operations and restaurants based on six regions that aggregate into one reportable segment. Financial information about our operations, including our revenues and net income for the years ended December 31, 2011, 2010, and 2009, and our total assets as of December 31, 2011 and 2010, is included in our consolidated financial statements and accompanying notes in Item 8, "Financial Statements and Supplementary Data". Substantially all of our revenues are generated and assets are located in the U.S.

Our Menu and Food Preparation

Food With Integrity. Serving high quality food while still charging reasonable prices is critical to our vision to change the way people think about and eat fast food. As part of our Food With Integrity philosophy, we believe that using fresh ingredients is not enough, so we spend time on farms and in the field to understand where our food comes from and how it is raised. Because our menu is so focused, we can concentrate on where we obtain each ingredient, and this has become a cornerstone of our continuous effort to improve our food. As of December 31, 2011, we were serving exclusively naturally raised meats in all of our restaurants in the U.S. Continuing to serve naturally raised meats in all of our restaurants is one of our goals, but as discussed below, we have and will continue to face challenges in doing so. Some of our restaurants served conventionally raised chicken or steak for much of 2011, a few markets reverted to conventionally raised beef in early 2012, and more of our restaurants may periodically serve conventionally raised meats in the future due to supply constraints. We define naturally raised as coming from animals that are never given antibiotics or added hormones and that are raised responsibly—that is, in accordance with our animal welfare standards.

We're also investigating the use of more sustainably grown produce, meaning produce grown by suppliers who we believe respect the environment and their employees. A portion of some of the produce items we serve is organically grown, or sourced locally while in season (by which we mean grown within 350 miles of the restaurant). A portion of our beans is organically grown and a portion is sustainably grown using conservation tillage methods that improve soil conditions, reduce erosion, and help preserve the environment in which the beans are grown. Our Food With Integrity commitment extends to the dairy products we serve as well. All of the sour cream and cheese we buy is made from milk that comes from cows that are not given rBGH (recombinant bovine growth hormone). Also, milk used to make much of our cheese and a portion of our sour cream is sourced from dairies that provide an even higher standard of animal welfare by providing pasture access for their cows.

We do, however, face challenges associated with pursuing Food With Integrity. For example, current economic conditions have led to naturally raised chicken and steak supply shortages. It can take longer to identify and secure relationships with suppliers that are able to meet our criteria, and there are higher costs and other risks associated with purchasing naturally raised or sustainably grown ingredients. Growth rate and weight gain can be lower for chickens, cattle and pigs that are not fed sub-therapeutic antibiotics and for cattle that are not given growth hormones. Organic and sustainable crops can take longer to grow and crop yields can be lower for organically or sustainably grown produce. Given the costs associated with natural and sustainable farming practices, and recently due to decreased demand as a result of the weak economic environment, many large suppliers have not found it economical to pursue business in this area. However, we believe that in addition to seeking great tasting and nutritious food, consumers are increasingly concerned about where their food comes from and how it is raised. And we believe that as consumers become more educated about better animal welfare and farming practices as well as social accountability, they will foster greater demand for sustainably grown foods in the long-term. We believe that increased demand for naturally raised meat and produce over the long-term will continue to attract the interest and capital investment of larger farms and suppliers. We also understand that we'll continue to be at the forefront of this trend and must balance our interest in advancing Food With Integrity with our desire to provide great food at reasonable prices. If we are able to continue growing while focusing on Food With Integrity our sourcing flexibility should improve over time, though we expect that most of these ingredients and other raw materials will remain more expensive than conventionally raised, commodity-priced equivalents.

A Few Things, Thousands of Ways. Chipotle restaurants serve only a few things: burritos, burrito bowls, tacos and salads. But because customers can choose from four different meats, two types of beans and a variety of extras such as salsas, guacamole, cheese and lettuce, there's enough variety to extend our menu to provide countless choices. We plan to keep a simple menu, but we'll consider additions that we think make sense. And if you can't find something on the menu that's quite what you're after, let us know. If we can make it from the ingredients we have, we'll do it.

In preparing our food, we use stoves and grills, pots and pans, cutting knives, wire whisks and other kitchen utensils, walk-in refrigerators stocked with a variety of fresh ingredients, herbs and spices and dry goods such as rice. Ingredients we use include chicken and steak that is marinated and grilled in our restaurants, carnitas (seasoned and braised pork), barbacoa (spicy shredded beef) and pinto and vegetarian black beans. We add our rice, which is tossed with lime juice and freshly chopped cilantro, as well as freshly shredded cheese, sour cream, lettuce, peppers and onions, depending on each customer's request. We use various herbs, spices and seasonings to prepare our meats and vegetables. We also provide a variety of extras such as guacamole, salsas and tortilla chips seasoned with fresh lime and kosher salt. In addition to sodas, fruit drinks and organic milk, most of our restaurants also offer a selection of beer and margaritas. Our food is prepared from scratch, with the majority prepared in our restaurants while some is prepared with the same fresh ingredients in commissaries.

Food Served Fast ... So That Customers Can Enjoy It Slowly. Our employees spend hours preparing our food on-site, but each customer order can be ready in seconds. Customers select exactly what they want and how they want it by speaking directly to the employees that prepared the food and are assembling the order. While we think that our customers return because of the great-tasting food, we also think that they like getting food served fast without having a "fast-food" experience, even when they're not in a hurry. And while our restaurants often have lines, we try to serve customers as quickly as possible. We've even been able to serve more than 300 customers an hour at some locations. The natural flow of our restaurant layout, including the floor plan and the design of our serving line, are designed to make the food ordering process intuitive and, we believe, more efficient. And we're focused on further improving the speed of service in all of our restaurants, so that we can accommodate more customers and larger orders without disrupting restaurant traffic. For instance, our restaurants accept orders by fax, online or through an iPhone ordering application in order to provide a more convenient experience by allowing customers to avoid standing in line. By emphasizing speed of service without compromising the genuine interactions between our customers and our crews, and by continually making improvements to our restaurants, we believe that we can provide a high quality experience to more and more customers.

Quality Assurance and Food Safety. We are committed to serving safe, high quality food to our customers. Quality and food safety is integrated throughout our supply chain and everything we do; from the farms that supply our food all the way through to our front line. We have established close relationships with some of the top suppliers in the industry, and we actively maintain a limited list of approved suppliers from whom our distributors must purchase. Our quality assurance department establishes and monitors our quality and food safety programs for our supply chain. Our training and risk management departments develop and implement operating standards for food quality, preparation, cleanliness and safety in the restaurants. Our food safety programs are also designed to assure that we comply with applicable federal, state and local food safety regulations.

Restaurant Management and Operations

Culture of Top Performers. In addition to the focus on our food, we have a similarly focused people culture with an emphasis on identifying, hiring and empowering top performing employees. We are committed to creating a performance based culture that leads to the best restaurant experience possible for our employees and our customers. The foundation of that culture starts with hiring the best people in our restaurants. We make an effort to hire employees who share a passion for food and who will operate our restaurants in a way that is consistent with our high standards, yet allows each of their unique personalities and strengths to contribute to our success. We believe we provide attractive career opportunities to crew and managers who are committed to work hard, provide great customer service and have the ability to lead and empower others. We provide hands on, shoulder-to-shoulder training to develop the full potential of our restaurant employees. We are committed to developing our people and promoting from within, with almost 98% of salaried management and more than 98% of hourly management coming from internal promotions. Our best restaurant managers, who run great restaurants and develop strong, empowered restaurant teams, are promoted to Restaurateur and in that role can earn bonuses for developing people. We've leveraged our outstanding Restaurateurs' leadership by giving select Restaurateurs responsibility for mentoring one or more nearby restaurants. This provides an opportunity for Restaurateurs to develop field leadership roles one restaurant at a time. Restaurateurs who have shown they can successfully run four restaurants by developing teams of all top performers (including at least one Restaurateur), thereby creating a culture of high standards, constant improvement and empowerment in each of their restaurants, can be promoted to Apprentice Team Leaders.

Importance of Methods and Culture. Although we have many restaurants, we believe that our departure from the automated cooking techniques and microwaves used by many traditional fast-food and fast-casual restaurants helps to set us apart. Our crews use classic cooking methods: they marinate and grill meats, hand-cut produce and herbs, make fresh salsa and guacamole, and cook rice in small batches throughout the day. They work in kitchens that more closely resemble those of high-end restaurants than they do a typical fast-food place. Despite our more labor-intensive method of food preparation, our focused menu creates efficiencies which allow us to serve high quality food made from ingredients typically found in fine dining restaurants.

The Front Line is Key. Our restaurant and kitchen designs intentionally place crew members up front with customers to reinforce our focus on service, and our open kitchen design allows customers to see that we prepare our food fresh, each and every day. All of our restaurant employees are encouraged to interact with customers no matter their job, whether preparing food or serving customers during our busiest period. We focus on attracting and retaining people who can deliver that experience for each customer "one burrito at a time". We provide each customer with individual attention and make every effort to respond to customer suggestions and concerns in a personal and hospitable way. We believe our focus on creating a positive and interactive experience helps build loyalty and enthusiasm for our brand among restaurant managers, crew members and customers alike.

The Basics. Each restaurant typically has a restaurant manager (a position we've characterized as the most important in the company), an apprentice manager (in about three-quarters of our restaurants), one or two hourly service managers, one or two hourly kitchen managers and an average of 20 full and part-time crew members. We generally have two shifts at our restaurants, which simplifies scheduling and provides stability for our employees. We tend to have more employees in our busier restaurants. We cross-train our people so that each can work a variety of stations, allowing us to work efficiently during our busiest times, while giving our people the opportunity to develop a wider array of skills. Consistent with our emphasis on customer service, we encourage our restaurant managers and crew members to welcome and interact with customers throughout the day. In addition to the employees serving our customers at each restaurant, we also have a field support system that includes apprentice team leaders, team leaders or area managers, team directors and regional directors.

Supply Chain

Close Relationships with Suppliers. Maintaining the high levels of quality we expect in our restaurants depends in part on our ability to acquire high-quality, fresh ingredients and other necessary supplies that meet our specifications from reliable suppliers. Our distribution centers purchase from various suppliers we carefully select based on quality and their understanding of our mission, and we seek to develop mutually beneficial long-term relationships with suppliers. We work closely with our suppliers and use a mix of forward, fixed and formula pricing protocols. We've tried to increase, where necessary, the number of suppliers for our ingredients, which we believe can help mitigate pricing volatility and supply shortages, and we follow industry news, trade issues, weather, exchange rates, foreign demand, crises and other world events that may affect our ingredient prices. Certain key ingredients (beef, pork, chicken, beans, rice, sour cream, and tortillas) are purchased from a small number of suppliers.

We generally do not purchase raw materials directly from farmers or other suppliers, but have selected and approved all of the suppliers from whom ingredients are purchased for our restaurants. Distribution centers purchase ingredients and other supplies from suppliers we select and approve based on our quality specifications, and purchase within the pricing guidelines and protocols we have established with the suppliers.

Distribution Arrangements. We deliver ingredients and other supplies to our restaurants from 22 independently owned and operated regional distribution centers. As we continue to expand geographically, we expect to add additional regional distribution centers.

Marketing

Our marketing has always been based on the belief that the best and most recognizable brands aren't built through advertising or promotional campaigns alone, but rather through all of the ways people experience the brand. So we pay close attention to all of these details, looking to keep our communications closely aligned with the ways our customers experience Chipotle. Our advertising and promotional programs, in-store communications, and other design elements (such as menus and signs) all say something about who we are, and we believe it's important that we present our brand consistently in our communications and the experience our customers enjoy. That has always been a hallmark of our marketing, and we are constantly looking to do these things better.

When we open restaurants in new markets, we plan a range of activities to introduce Chipotle to the local community and to create interest in the restaurant from the start. In existing markets, our restaurants generally open strong, with volumes at or near market averages, even with little promotion surrounding the opening. Our advertising has generally included print, outdoor, transit and radio ads, but we are also incorporating online advertising into the mix, and adding strategic promotions that demonstrate how Chipotle is different than other restaurant concepts, or that connect us to like-minded individuals or organizations. In addition, we continue to generate considerable media coverage, with scores of publications writing favorably about our food, restaurant concept and business, and our food, restaurants and company have been featured in a number of television programs.

We also recognize the need for our marketing to evolve, much as we have evolved our food culture and our unique people culture. To this end, we have been testing more "owned media," including new video and music programs, and a more visible event strategy that includes the launch of our first festival of food, music and ideas, "Cultivate Chicago," and participation in relevant events in markets around the country. Many of these newer programs allow us to tell our story with more nuance than is afforded by traditional advertising, and help forge stronger emotional connections with our customers. We are also increasing our use of digital, mobile, and social media to our overall marketing mix, giving customers greater opportunity to access Chipotle in ways that are convenient for them, and broadening our ability to engage with our customers individually. Through our first ever customer loyalty program, the "Farm Team," we are inviting our most loyal and passionate customers to join a program that educates them about many of the things that make Chipotle special, and rewarding them for expanding and sharing their knowledge of our company.

Collectively, these efforts and our excellent restaurant teams have helped us create considerable word-of-mouth publicity, with our customers learning about us and telling others, allowing us to build awareness with relatively low advertising expenditures, even in a competitive category, and to differentiate Chipotle as a company that is committed to doing the right things in every facet of our business.

Competition

We compete with national and regional fast-casual, quick-service and casual dining restaurants. Our competition also includes a variety of locally owned restaurants and the deli sections and in-store cafés of several major grocery store chains. The number, size and strength of competitors vary by region, market and even restaurant. Competitors to our restaurants compete based on a number of factors, including taste, quality, speed of service, price and value, name recognition, location, customer service and the ambience and condition of the competitor. Unlike us, a number of our competitors grow through franchising.

We believe we're well-positioned to continue to grow our market position in existing and new markets given current consumer trends, including increasing awareness and concern among consumers about what they eat and how it is prepared and the increasing prevalence of the fast-casual segment. Some of our competitors have formats that might resemble ours. We believe, however, that Chipotle has become one of the most recognized fast-casual restaurants and that we are known for our focus on preparing food using a variety of fresh ingredients in an open restaurant kitchen to create delicious food, as well as our commitment to "Food With Integrity", which we think represents a significant competitive advantage in the segment in which we operate.

Restaurant Site Selection

We believe that site selection is critical to our success and thus we devote substantial time and effort to evaluating each potential location. Our site selection process includes the use of external real estate brokers with expertise in specific markets, taking direction from our internal team of real estate managers. Locations proposed by real estate managers are reviewed on site by a team of operations and development management as part of a formal site ride, as well as in a written real estate package. We study the surrounding trade area, demographic and business information within that area, and available information on competitors. Based on this analysis, including utilization of predictive modeling using proprietary formulas, we determine projected sales and targeted return on investment. We have been successful in a number of different types of locations, such as in-line or end-cap locations in strip or power centers, regional malls, downtown business districts, free-standing buildings, and even an airport location.

ShopHouse Test Concept

We believe that the fundamental principles on which our restaurants are based—finding the very best sustainably raised ingredients, prepared and cooked using classical methods in front of the customer, and served in an interactive format by special people dedicated to providing a great dining experience—can be adapted to cuisines other than the food we serve at Chipotle. In order to see how our model works when we use different ingredients and a different style of food, we opened ShopHouse Southeast Asian Kitchen during 2011. ShopHouse serves a menu that, like at Chipotle, is focused; main dishes consist of rice or noodle bowls or banh mi sandwiches, made with steak, chicken, meatballs made with pork and chicken, or tofu.

Notwithstanding our opening of ShopHouse Southeast Asian Kitchen and our plans to open one additional ShopHouse restaurant during 2012, our immediate focus will remain on thoughtfully growing the Chipotle brand.

Annual Report

Seasonality

Seasonal factors cause our profitability to fluctuate from quarter to quarter. Historically, our average daily restaurant sales and profits are lower in the first and fourth quarters due, in part, to the holiday season and because fewer people eat out during periods of inclement weather (the winter months) than during periods of mild or warm weather (the spring, summer and fall months). Other factors also have a seasonal effect on our results. For example, restaurants located near colleges and universities generally do more business during the academic year.

Our Intellectual Property and Trademarks

"Chipotle," "Chipotle Mexican Grill," "Unburritable," "Food With Integrity," "Fresh Is Not Enough, Anymore," "The Gourmet Restaurant Where You Eat With Your Hands," "ShopHouse" and a number of related designs and logos are U.S. registered trademarks of Chipotle. We have filed trademark applications for a number of other marks in the U.S. In addition to our U.S. registrations, we have registered trademarks for "Chipotle" and a number of other marks in Canada, the European Union and various other countries, and have filed trademark applications for "Chipotle Mexican Grill," "Chipotle" and a number of other marks in various countries as well.

We also believe that the design of our restaurants is our proprietary trade dress. From time to time we have taken action against other restaurants that we believe are misappropriating our trademarks, restaurant designs or advertising. Although our policy is to protect and defend vigorously our rights to our intellectual property, we may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.

Information Systems

Chipotle uses an integrated information system to manage the flow of information within each restaurant and between the restaurants and the corporate office. This system includes a point-of-sales local area network that helps facilitate the operations of the restaurant by recording sales transactions and printing orders in the appropriate locations within the restaurant. Additionally, the point-of-sales system is used to authorize, batch and transmit credit card transactions, to record employee time clock information, and to produce a variety of management reports. Select information that is captured from this system is transmitted to the corporate office on a daily basis, which enables management to continually monitor operating results. We believe that our current point-of-sales systems will be an adequate platform to support our continued expansion. See "Risk Factors—*We may incur costs resulting from security risks we face in connection with our electronic processing and transmission of confidential customer information*" below for a discussion of certain risks associated with our point-of-sales systems.

Employees

As of December 31, 2011, we had about 30,940 employees, including about 2,570 salaried employees and about 28,370 hourly employees. None of our employees are unionized or covered by a collective bargaining agreement.

Available Information

We maintain a website at www.chipotle.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as well as other reports relating to us that are filed with or furnished to the SEC, free of charge on the investor page of our website at ir.chipotle.com as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The public may also read and copy materials we file with the SEC at the SEC's Public Reference Room, which is located at 100 F Street, NE, Room 1580, Washington, DC 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov.

The contents of the websites mentioned above are not incorporated into and should not be considered a part of this report. The references to the URLs for these websites are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

Cautionary Note Regarding Forward-Looking Statements

This report includes statements of our expectations, intentions, plans and beliefs that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are intended to come within the safe harbor protection provided by those sections. These statements, which involve risks and uncertainties, relate to the discussion of our business strategies and our expectations concerning future operations, margins, profitability, liquidity and capital resources and to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. Forward-looking statements include our projections of the number of restaurants we expect to open in 2012, our estimates of the amount of certain expected expenses and potential changes in our comparable restaurant sales during 2012, statements of our intention to open restaurants in one or more specified locations, statements regarding the potential impact of ongoing economic uncertainty on our business, and our projections of our effective tax rate for 2012. We have used words such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "think," "estimate," "seek," "expect," "predict," "could," "project," "potential" and other similar terms and phrases, including references to assumptions, in this report to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties, risks and factors relating to our operations and business environments, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed or implied by these forward-looking statements. Such risks and other factors include those listed in this Item 1A. "Risk Factors," and elsewhere in this report.

When considering these forward-looking statements, you should keep in mind the cautionary statements in this report and future reports we file with the SEC. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. We assume no obligation to update any forward-looking statements after the date of this report as a result of new information, future events or developments, except as required by applicable laws and regulations.

Increasing our sales and profitability depends substantially on our ability to open new restaurants, which is subject to many unpredictable factors.

We operated 1,230 restaurants as of December 31, 2011. We plan to increase the number of our restaurants significantly in the next three years, and plan to open between 155 and 165 new restaurants in 2012. However, we have in the past experienced delays in opening some restaurants and that could happen again as a result of any of the following factors:

- our potential inability to locate and secure new restaurant sites in locations that we believe to be attractive;
- obstacles to hiring and training qualified operating personnel in the local market;
- delay or cancellation of new site development by developers and landlords, which may become increasingly common during periods of economic uncertainty or tight credit;
- difficulty managing construction and development costs of new restaurants at affordable levels, particularly in competitive markets;
- difficulty negotiating leases with acceptable terms;
- any shortages of construction materials and labor;
- lack of availability of, or inability to obtain, adequate supplies of ingredients that meet our quality standards;

Annual Report

- failures or delays in securing required governmental approvals (including construction, parking and other permits); and
- the impact of inclement weather, natural disasters and other calamities.

One of our biggest challenges is staffing new restaurants. We seek to hire only top-performing employees and to promote restaurant managers from our crew, which may make it more difficult for us to staff all the restaurants we intend to open. Constraints on our hiring new employees are described further below under "*Our business could be adversely affected by increased labor costs or difficulties in finding the right employees for our restaurants.*"

Another significant challenge is locating and securing an adequate supply of suitable new restaurant sites. Competition for those sites in our target markets can be intense, and development and leasing costs are increasing, particularly for urban locations. These factors may be exacerbated by any ongoing tightness in credit markets, as developers may continue to delay or be unable to finance new projects. Delays or failures in opening new restaurants due to any of the reasons set forth above could materially and adversely affect our growth strategy and our expected results. Moreover, as we open and operate more restaurants our rate of expansion relative to the size of our restaurant base will decline, which may in turn slow our sales and profitability growth.

Our progress in opening new restaurants from quarter to quarter may also occur at an uneven rate, which may result in quarterly sales and profit growth falling short of market expectations in some periods. Similarly, our growth strategy and the substantial investment associated with the development of each new restaurant (as well as the impact of our new restaurants on the sales of our existing restaurants) may cause our operating results to fluctuate and be unpredictable or adversely affect our profits. We expect that our new restaurant openings in 2012 will be weighted more heavily to the second half of the year, though more evenly dispersed through the year than in 2011. The weighting of openings to the second half of 2012 may adversely affect our revenue growth during the first half of the year and our profitability in the second half.

Our sales and profit growth could be adversely affected if comparable restaurant sales increases are less than we expect, and we may not successfully increase comparable restaurant sales.

While future sales growth will depend substantially on our opening new restaurants, changes in comparable restaurant sales (which represent the change in period-over-period sales for restaurants beginning in their 13th full month of operations) will also affect our sales growth and will continue to be a critical factor affecting profit growth. This is because the profit margin on comparable restaurant sales is generally higher, as comparable restaurant sales increases enable fixed costs to be spread over a higher sales base. Conversely, declines in comparable restaurant sales can have a significant adverse effect on profitability due to the loss of the higher profit margins associated with comparable restaurant sales increases. We expect comparable restaurant sales increases in 2012 to be in the mid single digits due to difficult comparisons with 2011 and ongoing consumer and economic uncertainty.

Our ability to increase comparable restaurant sales depends on many factors, including:

- changes in consumer preferences and discretionary spending, including weaker consumer spending in difficult economic times such as those that have persisted throughout much of the past three years;
- consumer understanding and acceptance of the Chipotle experience and perceptions of the Chipotle brand;
- our ability to increase menu prices without adversely impacting transaction counts to such a degree that the impact from lower transactions equals or exceeds the benefit of the menu price increase;
- competition, either from our competitors in the restaurant industry, or from our own restaurants as some customers who frequent one of our restaurants may begin to visit one of our new restaurants instead;

- executing our strategies effectively, including our development strategy, our marketing and branding strategies, our initiatives to increase the speed at which our crew serves each customer, and expanded use of fax service lines and online ordering, each of which we may not be able to accomplish;
- initial sales performance of new restaurants, which is subject to the risks described below under "*Our new restaurants, once opened, may not be profitable, and may adversely impact the sales of our existing restaurants*";
- weather, road construction and other factors limiting access to new restaurants; and
- changes in government regulation.

A number of these factors are beyond our control. As a result of these factors it is possible that we will not achieve our targeted comparable restaurant sales or that the change in comparable restaurant sales could be negative. If this were to happen, sales and profit growth would be adversely affected and our stock price would be likely to decline.

Our new restaurants, once opened, may not be profitable, and may adversely impact the sales of our existing restaurants.

Historically, many of our new restaurants have opened with an initial ramp-up period typically lasting 24 months or more, during which they generated sales and income below the levels at which we expect them to normalize. This is in part due to the time it takes to build a customer base in a new area, higher fixed costs relating to increased labor and other start-up inefficiencies that are typical of new restaurants, and a larger proportion of our recent openings being in higher rent sites than we have historically targeted. It may also be difficult for us to attract a customer base if we are not able to staff our restaurants with employees who perform to our high standards. If we are unable to build the customer base that we expect for new restaurant locations or overcome the higher fixed costs associated with new restaurant locations, new restaurants may not have similar results as our existing restaurants and may not be profitable. We also have lowered the average development cost of our new restaurants significantly in recent years, from about $916,000 in 2008 to about $800,000 in 2011, and expect development costs in 2012 to be similar to 2011. In the event we are not able to achieve the average development costs we expect for 2012 or sustain the benefits achieved in prior years, which could result from inflation, project mismanagement or other reasons, our new restaurant locations could also result in decreased profitability.

In addition, we have now opened restaurants in nearly all major metropolitan areas across the U.S. New restaurants opened in existing markets may adversely impact sales in previously-opened restaurants in the same market as customers who frequent our established restaurants begin to visit a newly-opened restaurant instead. This impact could worsen as we open additional restaurants, and could make it more difficult for us to increase comparable restaurant sales and profitability. Existing restaurants could also make it more difficult to build the customer base for newly-opened restaurants in the same market.

Changes in food and supply costs could adversely affect our results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. Like all restaurant companies, we are susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, global demand, food safety concerns, generalized infectious diseases, fluctuations of the U.S. dollar, product recalls and government regulations. The cost of many basic foods for humans and animals, including corn, wheat, rice and soy oil, has increased markedly in some years, resulting in upward pricing pressures on almost all of our raw ingredients including chicken, beef, tortillas and rice, increasing our food costs. Food prices for a number of our key ingredients escalated markedly during 2011 and we expect that there will be additional pricing pressures on some of those ingredients, including beef, chicken, rice and beans, during 2012. We could also be adversely impacted by price increases specific to naturally raised meats or other food items we buy as part of our Food With Integrity focus, the markets for which are generally smaller and more concentrated than the markets for commodity food products. Weather related issues, such as freezes or drought, may also lead to temporary spikes in the prices of some ingredients such as produce or meats. Any increase in the prices of the ingredients most critical to our menu, such as beef, chicken, cheese, avocados, beans, rice, tomatoes and pork, would adversely affect our operating results. Alternatively, in the event of cost increases with respect to one or more of our raw ingredients, we may choose to temporarily suspend serving menu items, such as one or more of our salsas, rather than paying the increased cost for the ingredients. Any such changes to our available menu may negatively impact our restaurant traffic and comparable restaurant sales.

Our business could be adversely affected by increased labor costs or difficulties in finding the right employees for our restaurants.

Labor is a primary component of our operating costs, and we believe good managers and crew are a key part of our success. We devote significant resources to recruiting and training our restaurant managers and crew. Increased labor costs due to factors like competition, increased minimum wage requirements, employee benefits and any changes in our restaurant staffing structure would adversely impact our operating costs. Our success also depends in part on the energy and skills of our employees and our ability to hire, motivate and keep qualified employees, especially restaurant managers and crew members. Our failure to find and keep enough employees who are a good fit with our culture could delay planned restaurant openings, result in higher employee turnover or require us to change our culture, any of which could have a material adverse effect on our business and results of operations. Restaurant operators have traditionally experienced relatively high employee turnover rates. Any increase in our turnover rates for managers or crew could be costly.

Various states in which we operate are considering or have already adopted new immigration laws, and the U.S. Congress and Department of Homeland Security from time to time consider or implement changes to Federal immigration laws, regulations or enforcement programs as well. Some of these changes may increase our obligations for compliance and oversight, which could subject us to additional costs and make our hiring process more cumbersome, or reduce the availability of potential employees. Although we require all workers to provide us with government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. This may subject us to fines or penalties, and we could experience adverse publicity that negatively impacts our brand and may make it more difficult to hire and keep qualified employees. For example, following an audit by the Department of Homeland Security of the work authorization documents of our restaurant employees in Minnesota during 2010, we lost approximately 450 employees, resulting in a temporary increase in labor costs and disruption of our operations, including slower throughput, as we trained new employees, as well as some degree of negative publicity. We are currently undergoing a similar audit in Virginia and the District of Columbia, and in April 2011 we received notice from the office of the United States Attorney for the District of Columbia that it is conducting an investigation into these matters through its criminal division. Termination of a significant number of employees in those or other markets or across our company will disrupt our operations including slowing our throughput, and may also cause additional adverse publicity and temporary increases in our labor costs as we train new employees. Our financial performance could be materially harmed as a result of any of these factors.

Because we do not franchise, risks associated with hiring and maintaining a large workforce, including increases in wage rates or the cost of employee benefits, compliance with laws and regulations related to the hiring, payment and termination of employees, and employee-related litigation, may be more pronounced for us than for restaurant companies that shift some or all of these risks to franchisees.

Instances of food-borne or localized illnesses could cause the temporary closure of some restaurants or result in negative publicity, thereby resulting in a decline in our sales, and could adversely affect the price and availability of the meat, produce or dairy we use to prepare our food.

Instances of food-borne illnesses, real or perceived, whether at our restaurants or those of our competitors, could result in negative publicity about us or the restaurant industry, which could adversely affect sales. For instance, on a small number of occasions a Chipotle restaurant has been associated with customer illness, and on those occasions our sales have been adversely impacted, at times even in markets beyond those impacted by the illness. If our customers become ill from food-borne or localized illnesses, we could be forced to temporarily close some restaurants. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in our menu or dining experience or a temporary closure of any of our restaurants, would adversely impact our restaurant sales and profitability.

In addition, reports linking a nationwide outbreak of salmonella during the summer of 2008 to a variety of fresh produce items caused us to temporarily suspend serving some produce items in our foods or to otherwise alter our menu. Similarly, past outbreaks of E. coli relating to certain food items caused consumers to avoid certain products and restaurant chains, Asian and European countries have experienced outbreaks of avian flu, and incidents of "mad cow" disease have occurred in Canadian and U.S. cattle herds. These problems, other food-borne illnesses (such as hepatitis A or norovirus) and injuries caused by food tampering have had in the past, and could have in the future, an adverse affect on the price and availability of affected ingredients. If we react to these problems by changing our menu or other key aspects of the Chipotle experience, we may lose customers who do not accept those changes, and may not be able to attract enough new customers to generate sufficient revenue to make our restaurants profitable. Customers may also shift away from us if we choose to pass along to consumers any higher ingredient costs resulting from supply problems associated with outbreaks of food-borne illnesses, which would also have a negative impact on our sales and profitability.

We may not persuade customers of the benefits of paying our prices for higher-quality food.

Our success depends in large part on our ability to persuade customers that food made with higher-quality ingredients is worth the prices they will pay at our restaurants relative to prices offered by some of our competitors, particularly those in the quick-service segment. We may not successfully educate customers about the quality of our food, and customers may not care even if they do understand our approach. That could require us to change our pricing, advertising or promotional strategies, which could materially and adversely affect our results of operations or the brand identity that we have tried to create. Consumers may also be more price-sensitive during difficult economic times, and we experienced some decrease in traffic during late 2008 and throughout 2009 that we attribute in part to menu price increases. Recent reports have indicated continued consumer uncertainty that may persist during 2012, so our ability to increase sales may be significantly hampered for the foreseeable future. If we do elect to increase menu prices, it may adversely impact our customer traffic.

Governmental regulation may adversely affect our existing and future operations and results, including by harming our ability to open new restaurants.

We are subject to various federal, state and local regulations. For example, we are subject to the U.S. Americans with Disabilities Act, or ADA, and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas. We may in the future have to modify restaurants, for example by adding access ramps or redesigning certain architectural features, to provide service to or make reasonable accommodations for disabled persons under these laws. The expenses associated with these modifications, or any damages, legal fees and costs associated with litigating or resolving claims under the ADA or similar state laws, could be material. During 2010 an appeals court in California found that the design we formerly used for our serving line had violated the ADA, and although we are continuing to defend that case, in the event we are not successful in our defense, losses in that case and related class actions may exceed our accruals and could have a material impact on us.

We are also subject to various federal and state laws governing our relationship with and other matters pertaining to our employees, including wage and hour laws, requirements to provide meal and rest periods or other benefits, family leave mandates, requirements regarding working conditions and accommodations to certain employees, citizenship or work authorization and related requirements, insurance and workers' compensation rules and anti-discrimination laws. Complying with these rules subjects us to substantial expense and can be cumbersome, and can also expose us to liabilities from claims for non-compliance. For example, a lawsuit has been filed against us in California alleging violations of state laws regarding employee record-keeping, meal and rest breaks, payment of overtime and related practices with respect to our employees. We could suffer losses in this case or similar cases, and any such losses could be significant. In addition, several states in which we operate and the federal government have from time to time enacted minimum wage increases, and these increases could increase our labor costs. We also are audited from time to time for compliance with citizenship or work authorization requirements as well, and recent audit activity in this area is described in more detail above under "*Our business could be adversely affected by increased labor costs or difficulties in finding the right employees for our restaurants.*" Unauthorized workers may subject us to fines or penalties, and if any of our workers are found to be unauthorized our business may be disrupted as we try to replace lost workers with additional qualified employees. We could also experience adverse publicity arising from immigration-related enforcement activity that negatively impacts our brand and may make it more difficult to hire and keep qualified employees.

From time to time we are the target of litigation in connection with various of the laws and regulations that cover our business. The majority of this litigation occurs in California even though currently only about 16% of our restaurants are located there. As we continue to expand in California, or if we are not able to effectively manage the increased litigation risks and expenses we have experienced in California, our business may be adversely impacted to a greater extent than if we did not operate in, or minimized our operations in, California.

A comprehensive U.S. health care reform law was enacted in 2010. We are evaluating the impact the new law will have on our employees. Although we cannot predict with certainty the financial and operational impacts the new law will have on us, we expect that our expenses will significantly increase over the long term as a result of the law, particularly in 2014 under the current version of the law, and any such increases will likely be large enough to materially impact our results of operations.

In recent years, there has been an increased legislative, regulatory and consumer focus at the federal, state and municipal levels on the food industry including nutrition and advertising practices. Restaurants operating in the quick-service and fast-casual segments have been a particular focus. For example, the State of California, New York City and a number of other jurisdictions around the U.S. have adopted regulations requiring that chain restaurants include calorie information on their menu boards or make other nutritional information available. The U.S. health care reform law included nation-wide menu labeling and nutrition disclosure requirements as well, and our restaurants are covered by these national requirements. Initiatives in the area of nutrition disclosure or advertising, such as requirements to provide information about the nutritional content of our food, may increase our expenses or slow customers as they move through the line, decreasing our throughput. These initiatives may also change customer buying habits in a way that adversely impacts our sales.

Each of our restaurants is also subject to state and local licensing and regulation by health, alcoholic beverage, sanitation, food and workplace safety and other agencies. We may experience material difficulties or failures in obtaining the necessary licenses or approvals for new restaurants, which could delay planned restaurant openings. In addition, stringent and varied requirements of local regulators with respect to zoning, land use and environmental factors could delay or prevent development of new restaurants in particular locations.

We are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling, release and disposal of hazardous or toxic substances, as well as local ordinances restricting the types of packaging we can use in our restaurants. We have not conducted a comprehensive environmental review of our properties or operations. We have, however, conducted investigations of some of our properties and identified contamination caused by third-party operations. We believe any such contamination has been or should be addressed by the third party. If the relevant third party does not address or has not addressed the identified contamination properly or completely, then under certain environmental laws, we could be held liable as an owner or operator to address any remaining contamination, sometimes without regard to whether we knew of, or were responsible for, the release or presence of hazardous or toxic substances. Any such liability could be material. Further, we may not have identified all of the potential environmental liabilities at our properties, and any such liabilities could have a material adverse effect on our operations or results of operations. We also cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered or interpreted, or the amount of future expenditures that we may need to make to comply with, or to satisfy claims relating to, environmental laws.

Because we do not franchise, the costs of compliance and other risks associated with government regulation of our business, as described above, may be more pronounced for us than for restaurant companies that shift some or all of these risks to franchisees.

Competition could adversely affect us.

The fast-casual, quick-service and casual dining segments of the restaurant industry are highly competitive with respect to, among other things, taste, price, food quality and presentation, service, location and the ambience and condition of each restaurant. Our competition includes a variety of restaurants in each of these segments, including locally owned restaurants and national and regional chains. Our competitors offer dine-in, carry-out and delivery services. Many of our competitors have existed longer than we have and may have a more established market presence with substantially greater financial, marketing, personnel and other resources than we have. Among our main competitors are a number of multi-unit, multi-market Mexican food or burrito restaurant concepts, some of which are expanding nationally. In addition, our strategy includes opening additional restaurants in existing markets, and as we do so sales may decline in our previously-opened restaurants as customers who frequent our established restaurants begin to visit a newly-opened restaurant instead.

Several of our competitors compete by offering menu items that are specifically identified as low in carbohydrates, better for customers or otherwise targeted at particular consumer preferences. Many of our competitors in the fast-casual and quick-service segments of the restaurant industry also emphasize lower-cost, "value meal" menu options, a strategy we do not currently pursue. Our sales may be adversely affected by these products and price competition.

Moreover, new companies may enter our markets and target our customers. For example, additional competitive pressures have come more recently from the deli sections and in-store cafés of several major grocery store chains, including those targeted at customers who want higher-quality food, as well as from convenience stores and casual dining outlets. These competitors may have, among other things, lower operating costs, better locations, better facilities, better management, more effective marketing and more efficient operations than we have.

Any of these competitive factors may adversely affect us and reduce our sales and profits.

Our Food With Integrity philosophy subjects us to risks.

Our approach to competing in the restaurant industry depends in large part on our continued ability to adhere to the principle of Food With Integrity. We use a substantial amount of naturally raised and sustainably grown ingredients, and try to make our food as fresh as we can, in light of pricing considerations. We do, however, face challenges associated with pursuing Food With Integrity. It can take longer to identify and secure relationships with suppliers that are able to meet our criteria, and there are higher costs and other risks associated with purchasing naturally raised or sustainably grown ingredients. Growth rate and weight gain can be lower for chickens, cattle and pigs that are not fed sub-therapeutic antibiotics and for cattle that are not given growth hormones. Organic and sustainable crops can take longer to grow and crop yields can be lower for organically or sustainably grown produce. Given the costs associated with natural and sustainable farming practices, and recently due to decreased demand as a result of the weak economic environment, many large suppliers have not found it economical to pursue business in this area. Although as of December 31, 2011 we served naturally raised meat in all of our restaurants in the U.S., we may experience shortages, particularly of naturally raised chicken or steak, due to suppliers suspending production, market conditions, or other forces beyond our control. A few of our markets reverted to serving conventionally raised beef in early 2012 due to supply shortages. Furthermore, as we grow, the ability of our suppliers to expand output or otherwise increase their supplies to meet our needs may be constrained. Moreover, we are broadening our commitment to serving local or organic produce and produce purchased from farmers markets when seasonally available. These initiatives may make it more difficult to keep quality consistent and present additional risk of food-borne illnesses given the greater number of suppliers involved in such a system and the difficulty imposing our quality assurance programs on all such suppliers.

Quality variations and food-borne illness concerns could adversely impact public perceptions of Food With Integrity or our brand generally.

If as a result of any of these factors we are unable to obtain a sufficient and consistent supply of these ingredients on a cost-effective basis, or at all, our food costs could increase, adversely impacting our operating margins. These factors could also cause us difficulties in aligning our brand with Food With Integrity, which could make us less popular among our customers and cause sales to decline. Our commitment to Food With Integrity may also leave us open to actions against us or criticism from special interest groups whose ideas regarding food issues differ from ours or who believe we should pursue different or additional goals with our Food With Integrity approach. Any adverse publicity that results from such criticism could damage our brand and adversely impact customer traffic at our restaurants. We may also face adverse publicity if suppliers, without our knowledge, do not adhere to all of the elements of our Food With Integrity programs, such as naturally raised meat protocols, requirements for organic or sustainable growing methods, and similar criteria on which we base our purchasing decisions. If any such supplier failures are publicized, our reputation would be harmed and our sales may be adversely impacted.

Additionally, in response to increasing customer awareness and demand, some competitors have also begun to advertise their use of meats raised without the use of antibiotics or growth hormones, dairy products from cows not treated with rBGH, and other ingredients similar to those we seek as part of our Food With Integrity philosophy. If competitors become known for using these types of higher-quality or more sustainable ingredients, it may make it more difficult for us to differentiate Chipotle and our restaurants, which could adversely impact our operating results.

Our expansion into new markets may present increased risks due to our unfamiliarity with those areas.

Some of our new restaurants are located in or planned for markets where we have little or no operating experience. For instance, over the past two years we've opened two restaurants in London, our first restaurants outside of North America, and we plan to open a restaurant in Paris in 2012. New markets, particularly outside the United States, may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets. As a result, new restaurants in those markets may be less successful than restaurants in our existing markets. Consumers in a new market may not be familiar with the Chipotle brand, and we may need to build brand awareness in that market through greater investments in advertising and promotional activity than we originally planned. We may find it more difficult in new markets to hire, motivate and keep qualified employees who can project our vision, passion and culture. Restaurants opened in new markets, particularly outside the United States, may also have lower average restaurant sales than restaurants opened in existing markets, and may have higher construction, occupancy or operating costs than restaurants in existing markets. We may also have difficulty finding reliable suppliers or distributors or ones that can provide us, either initially or over time, with adequate supplies of ingredients meeting our quality standards. Sales at restaurants opened in new markets may take longer to ramp up and reach expected sales and profit levels, and may never do so, thereby affecting our overall profitability. Some or all of these factors may be more pronounced in markets outside the United States due to cultural, regulatory or economic differences with which we are not familiar, which may have a particularly adverse impact on our sales or profitability in those markets and could thereby adversely impact our overall results. Our overall results may also be affected by currency risk on the transactions in other currencies and translation adjustments resulting from the conversion of our international financial results into the U.S. dollar.

ShopHouse Southeast Asian Kitchen may not contribute to our growth.

We believe that the fundamental principles on which Chipotle restaurants are based—finding the very best sustainably raised ingredients, prepared and cooked using classical methods in front of the customer, and served in an interactive format by special people dedicated to providing a great dining experience—can be adapted to cuisines other than the food we serve at Chipotle. In order to see how our model works when we use different ingredients and a different style of food, we opened ShopHouse Southeast Asian Kitchen during 2011. Notwithstanding our opening of ShopHouse and our plans to open one additional ShopHouse restaurant during

2012, our immediate focus will remain on thoughtfully growing the Chipotle brand. As a result, we do not expect ShopHouse to contribute to our growth in a meaningful way for at least the next several years, and we may determine not to move forward with the expansion of ShopHouse at all. This might limit our overall growth over the long term.

We expect general and administrative expenses to increase significantly during 2012.

Stock compensation awards are an important element of our compensation programs. Accounting rules require that we record non-cash stock-based compensation expense in connection with any stock compensation awards, with the expense recorded for stock-only stock appreciation rights, or SOSARs, determined by valuing the awards based on a number of accepted valuation methodologies. As a result of the significant increase in the price of our common stock, the computed value of SOSAR awards (and the associated non-cash stock-based compensation expense to be recorded) has increased significantly in recent years. Non-cash stock based compensation expense totaled approximately $43 million in 2011, and we expect that amount to increase by at least 50 percent for 2012 based on the higher stock price used to compute the value of SOSARs awarded during 2012, as well as the potential for additional expense associated with performance shares if they are determined to be probable to vest at a higher level. This significant increase will adversely impact our general and administrative expense for 2012. Our general and administrative expense for 2012 will also be impacted by up to $5.0 million in expenses associated with our biennial All Managers Conference, which we will hold during the third quarter of 2012. These increases in general and administrative expense will adversely impact our operating income and earnings per share during 2012.

We could be party to litigation that could adversely affect us by distracting management, increasing our expenses or subjecting us to material money damages and other remedies.

We're subject to numerous claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters, and we could become subject to class action or other lawsuits related to these or different matters in the future. Our customers also occasionally file complaints or lawsuits against us alleging that we're responsible for some illness or injury they suffered at or after a visit to our restaurants, or that we have problems with food quality, operations or our food related disclosure or advertising practices. See "*Governmental regulation may adversely affect our existing and future operations and results, including by harming our ability to open new restaurants,*" above, for a description of particular claims of this type. From time to time, we also face claims alleging that technology we use in our business infringes patents held by third parties. We believe the number of all of the foregoing types of claims has increased as our business has grown and we have become more visible to potential plaintiffs and their lawyers. Regardless of whether any claims against us are valid, or whether we're ultimately held liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A significant judgment for any claims against us could materially and adversely affect our financial condition or results of operations. Any adverse publicity resulting from these allegations may also materially and adversely affect our reputation or prospects, which in turn could adversely affect our results.

Failure to receive frequent deliveries of higher-quality food ingredients and other supplies could harm our operations.

Our ability to maintain our menu depends in part on our ability to acquire ingredients that meet our specifications from reliable suppliers. Shortages or interruptions in the supply of ingredients caused by unanticipated demand, problems in production or distribution, food contamination, inclement weather, a supplier ceasing operations or other conditions could adversely affect the availability, quality and cost of our ingredients, which could harm our operations. We have almost no long-term contracts with suppliers, and we have relied largely on the same third party distribution network as McDonald's Corporation. If any of our distributors or suppliers performs inadequately, or our distribution or supply relationships are disrupted for any reason, our business, financial condition, results of operations or cash flows could be adversely affected. We currently depend on a limited number of suppliers for some of our key ingredients, including beef, pork, chicken, beans, rice, sour cream and tortillas. Due to the unique nature of the products we receive from our Food With Integrity suppliers and as described in more detail above, these suppliers could be more difficult to replace if we were no longer able to rely on them. If we have to seek new suppliers and service providers we may be subject to pricing or other terms less favorable than those we currently enjoy. If we cannot replace or engage distributors or suppliers who meet our specifications in a short period of time, that could increase our expenses and cause shortages of food and other items at our restaurants, which could cause a restaurant to remove items from its menu. If that were to happen and customers change their dining habits as a result, affected restaurants could experience significant reductions in sales during the shortage or thereafter. Our focus on a limited menu would make the consequences of a shortage of a key ingredient more severe.

Changes in customer tastes and preferences, spending patterns and demographic trends could cause sales to decline.

Changes in customer preferences, general economic conditions, discretionary spending priorities, demographic trends, traffic patterns and the type, number and location of competing restaurants affect the restaurant industry. Our sales could be impacted by changes in consumer preferences in response to dietary concerns, including preferences regarding items such as calories, sodium, carbohydrates or fat. These changes could result in consumers avoiding our menu items in favor of other foods. Our success also depends to a significant extent on consumer confidence, which is influenced by general economic conditions and discretionary income levels. Negative consumer sentiment in the wake of the economic downturn has been widely reported over the past three years and according to some forecasts will continue during 2012. Our sales may decline during economic downturns or periods of uncertainty, which can be caused by various factors such as high gasoline prices, high unemployment, declining home prices, tight credit markets or foreign political or economic unrest. Any material decline in consumer confidence or a decline in family "food away from home" spending could cause our sales, operating results, profits, business or financial condition to decline. If we fail to adapt to changes in customer preferences and trends, we may lose customers and our sales may deteriorate.

Our failure to manage our growth effectively could harm our business and operating results.

Our plans call for a significant number of new restaurants. Our existing restaurant management systems, financial and management controls and information systems may be inadequate to support our expansion. Managing our growth effectively will require us to continue to enhance these systems, procedures and controls and to hire, train and retain restaurant managers and crew. We also are continuing to revise our field management structure, in an effort to develop additional top-performing restaurant managers more quickly. We may not respond quickly enough to the changing demands that our expansion will impose on management, crew and existing infrastructure, and changes to our operating structure may result in increased costs or inefficiencies that we cannot currently anticipate. Changes as we grow may have a negative impact on the operation of our restaurants, and cost increases resulting from our inability to effectively manage our growth could adversely impact our profitability. We also place a lot of importance on our culture, which we believe has been an important contributor to our success. As we grow, we may have difficulty maintaining our culture or adapting it sufficiently to meet the needs of our operations. Our failure to foster and maintain our corporate culture could also harm our business and operating results.

Our insurance coverage and self-insurance reserves may not cover future claims.

We maintain various insurance policies for employee health, worker's compensation, general liability and property damage. We are self-insured for our health plans, and have purchased a fully-insured stop loss policy to help offset our liability for both individual and aggregate claim costs. We are also responsible for losses up to a certain limit for worker's compensation, general liability and property damage insurance.

For policies under which we are responsible for losses, we record a liability that represents our estimated cost of claims incurred and unpaid as of the balance sheet date. Our estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions, and is closely monitored and adjusted when warranted by changing circumstances. Our history of claims experience is short and our significant growth rate could affect the accuracy of estimates based on historical experience. Should a greater amount of claims occur compared to what was estimated or medical costs increase beyond what was expected, our accrued liabilities might not be sufficient and we may be required to record additional expense. Unanticipated changes may also produce materially different amounts of expense than reported under these programs, which could adversely impact our results of operations.

Our success may depend on the continued service and availability of key personnel.

Our Chairman and co-Chief Executive Officer Steve Ells founded our company, has been the principal architect of our business strategy, and has led our growth from a single restaurant in 1993 to over 1,200 restaurants today. Monty Moran, our co-Chief Executive Officer, and Jack Hartung, our Chief Financial Officer, have also served with us for several years and much of our growth has occurred under their direction as well. We believe our executive officers have created an employee culture, food culture and business strategy at our company that has been critical to our success and that may be difficult to replicate under another management team. We also believe that it may be difficult to locate and retain executive officers who are able to grasp and implement our unique strategic vision. If our company culture were to deteriorate following a change in leadership or a new management team were to change or be unsuccessful in implementing our strategy, our growth prospects or future operating results may be adversely impacted.

We may incur costs resulting from security risks we face in connection with our electronic processing and transmission of confidential customer information.

We accept electronic payment cards for payment in our restaurants. During 2011 approximately 60% of our sales were attributable to credit and debit card transactions, and credit and debit card usage could continue to increase. A number of retailers, including us, have experienced actual or potential security breaches in which credit and debit card information may have been stolen. In August 2004, the merchant bank that processed our credit and debit card transactions informed us that we may have been the victim of a possible theft of card data. As a result, we recorded losses and related expenses totaling $4.3 million from 2004 through 2006.

We may in the future become subject to additional claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings in the future relating to these types of incidents. Proceedings related to theft of credit or debit card information may be brought by payment card providers, banks and credit unions that issue cards, cardholders (either individually or as part of a class action lawsuit) and federal and state regulators. Any such proceedings could distract our management from running our business and cause us to incur significant unplanned losses and expenses. Consumer perception of our brand could also be negatively affected by these events, which could further adversely affect our results and prospects.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business.

Our ability to successfully implement our business plan depends in part on our ability to further build brand recognition using our trademarks, service marks, trade dress and other proprietary intellectual property, including our name and logos, our Food With Integrity strategy and the unique ambience of our restaurants. If our efforts to protect our intellectual property are inadequate, or if any third party misappropriates or infringes on our intellectual property, either in print or on the internet, the value of our brands may be harmed, which could have a material adverse effect on our business and might prevent our brands from achieving or maintaining market acceptance. We are aware of restaurants in foreign jurisdictions using menu items, logos and other branding that we believe are based on our intellectual property, and our ability to halt these restaurants from using these elements may be limited in jurisdictions in which we are not operating. This could have an adverse impact on our ability to successfully expand into other jurisdictions in the future. We may also encounter claims from prior users of similar intellectual property in areas where we operate or intend to conduct operations. This could harm our image, brand or competitive position and cause us to incur significant penalties and costs.

Annual Report

Our quarterly results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to various factors.

Our quarterly results may fluctuate significantly because of various factors, including:

- changes in comparable restaurant sales and customer visits, including as a result of declining consumer confidence or the introduction of new menu items;
- the timing of new restaurant openings and related revenues and expenses;
- operating costs at newly opened restaurants, which are often materially greater during the first several months of operation;
- labor availability and wages of restaurant management and crew, as well as temporary fluctuations in labor costs as a result of large-scale changes in workforce;
- profitability of our restaurants, especially in new markets;
- fluctuations in supply costs, particularly for our most significant food items;
- our ability to raise menu prices without adversely impacting customer traffic;
- the impact of inclement weather, natural disasters and other calamities, such as freezes that have impacted produce crops;
- variations in general economic conditions, including the impact of declining interest rates on our interest income;
- negative publicity about the ingredients we use or the occurrence of food-borne illnesses or other problems at our restaurants;
- changes in consumer preferences and discretionary spending;
- increases in infrastructure costs;
- tax expenses, impairment charges and other non-operating costs; and
- potential distraction or unusual expenses associated with our expansion into international markets or initiatives to explore new concepts.

Seasonal factors also cause our results to fluctuate from quarter to quarter. Our restaurant sales are typically lower during the winter months and the holiday season and during periods of inclement weather (because fewer people are eating out) and higher during the spring, summer and fall months (for the opposite reason). Our restaurant sales will also vary as a result of the number of trading days, that is, the number of days in a quarter when a restaurant is open.

As a result of these factors, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year. Average restaurant sales or comparable restaurant sales in any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors, which could cause our stock price to fall. We believe the market price of our common stock reflects high market expectations for our future operating results, and as a result, if we fail to meet market expectations for our operating results in the future, any resulting decline in the price of our common stock could be significant.

Restrictions and indemnities in connection with the tax treatment of the exchange offer through which we separated from McDonald's could adversely affect us.

McDonald's Corporation was our majority owner from 2000 until October 2006. We understand that the exchange offer McDonald's completed in October 2006 to dispose of its interest in us was generally tax-free to McDonald's and its shareholders. In order to protect the tax-free status of the exchange offer, in the separation agreement we entered into with McDonald's in connection with the separation we agreed among other things to indemnify McDonald's for taxes and related losses it incurs as a result of the exchange failing to qualify as a tax-free transaction in certain situations, if the taxes and related losses are attributable to (i) certain direct or indirect acquisitions of our stock or assets (regardless of whether we consent to such acquisitions); (ii) negotiations, understandings, agreements or arrangements in respect of such acquisitions; or (iii) any amendment to our certificate of incorporation that affects the relative voting rights of any separate classes of our common stock. In December 2009, following completion of an extensive due diligence process, we completed a share conversion eliminating the existence of our class B common stock, and with it the superior voting rights of the class B common stock. In the event the share conversion is deemed to result in the McDonald's exchange offer failing to qualify as a tax-free transaction, we may have an indemnification obligation under the provision described above. We currently estimate that the indemnification obligation to McDonald's could exceed $450 million, and this estimate does not take into account related losses and depends upon several factors that are beyond our control. As a consequence, the indemnity to McDonald's could vary substantially from the estimate and may be much greater.

Our anti-takeover provisions may delay or prevent a change in control of us, which could adversely affect the price of our common stock.

Certain provisions in our corporate documents and Delaware law may delay or prevent a change in control of us, which could adversely affect the price of our common stock. Our amended and restated certificate of incorporation and amended and restated bylaws contain some provisions that may make the acquisition of control of us without the approval of our board of directors more difficult, including provisions relating to the nomination, election and removal of directors, the structure of the board of directors and limitations on actions by our shareholders. In addition, Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Any of these provisions, as well as the provisions of our separation agreement with McDonald's described above under "*Restrictions and indemnities in connection with the tax treatment of the exchange offer through which we separated from McDonald's could adversely affect us,*" may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

Annual Report

ITEM 2. PROPERTIES

As of December 31, 2011, we operated 1,230 restaurants. The table below sets forth the locations (by state or country) of Chipotle restaurants in operation.

Alabama	3
Arizona	49
Arkansas	2
California	198
Colorado	71
Connecticut	7
Delaware	2
District of Columbia	11
Florida	65
Georgia	16
Idaho	1
Illinois	85
Indiana	17
Iowa	4
Kansas	17
Kentucky	8
Maine	1
Maryland	51
Massachusetts	29
Michigan	15
Minnesota	52
Missouri	26
Nebraska	7
Nevada	12
New Hampshire	3
New Jersey	20
New Mexico	1
New York	62
North Carolina	15
Ohio	134
Oklahoma	6
Oregon	12
Pennsylvania	26
Rhode Island	3
South Carolina	4
Tennessee	7
Texas	100
Utah	4
Virginia	54
Washington	13
Wisconsin	12
Wyoming	1
United Kingdom	2
Canada	2
Total	1,230

We categorize our restaurants as either end-caps (at the end of a line of retail outlets), in-lines (in a line of retail outlets), free-standing or other. Of our restaurants in operation as of December 31, 2011, we had 232 free-standing units, 758 end-cap locations, 200 in-line locations and 40 other. The average restaurant size is about 2,565 square feet and seats about 57 people. Most of our restaurants also feature outdoor patio space.

Our main office is located at 1401 Wynkoop Street, Suite 500, Denver, Colorado, 80202 and our telephone number is (303) 595-4000. We lease our main office and substantially all of the properties on which we operate restaurants. For additional information regarding the lease terms and provisions, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—*Contractual Obligations*," as well as Note 7 to our Consolidated Financial Statements included in Item 8. "Financial Statements and Supplementary Data."

We own sixteen properties and operate restaurants on all of them.

ITEM 3. LEGAL PROCEEDINGS

California ADA Cases

In 2006, Maurizio Antoninetti filed suit against us in the U.S. District Court for the Southern District of California, primarily claiming that the height of the serving line wall in our restaurants violated the Americans with Disabilities Act, or ADA, as well as California disability laws. On December 6, 2006, Mr. Antoninetti filed an additional lawsuit in the same court making the same allegations on a class action basis, on behalf of himself and a purported class of disabled individuals, and a similar class action was filed by James Perkins in U.S. District Court for the Central District of California on May 7, 2008.

In the individual Antoninetti action, the district court entered a ruling in which it found that although our counter height violated the ADA, we provided the plaintiff with an equivalent facilitation, and awarded attorney's fees and minimal damages to the plaintiff which we have accrued. We and the plaintiff appealed the district court's ruling to the U.S. Court of Appeals for the Ninth Circuit, and on July 26, 2010, the appeals court entered a ruling finding that we violated the ADA and did not provide the plaintiff with an equivalent facilitation, and remanded the case to the district court. The district court will now determine the damages and injunctive relief and final award of attorneys fees to which Antoninetti is entitled based on the court of appeals ruling.

We lowered the height of our serving line walls throughout California some time ago, which makes injunctive relief in both the individual and class actions moot, and have the lower serving line walls in a significant majority of our restaurants outside of California as well. We will vigorously defend the class action cases, including by contesting certification of a plaintiff class. It is not possible at this time to reasonably estimate the outcome of, or any additional potential liability from, these cases.

Notices of Inspection of Work Authorization Documents

Following an inspection during 2010 by the U.S. Department of Homeland Security, or DHS, of the work authorization documents of our restaurant employees in Minnesota, the Immigration and Customs Enforcement arm of DHS, or ICE, issued to us a Notice of Suspect Documents identifying a large number of employees who, according to ICE and notwithstanding our review of work authorization documents for each employee at the time they were hired, appeared not to be authorized to work in the U.S. We approached each of the named employees to explain ICE's determination and afforded each employee an opportunity to confirm the validity of their original work eligibility documents, or provide valid work eligibility documents. Employees who were unable to provide valid work eligibility documents were terminated in accordance with the law. In December 2010, we were also requested by DHS to provide the work authorization documents of our restaurant employees in the District of Columbia and Virginia, and we provided the requested documents in January 2011. We have received additional requests for work authorization documents covering a small number of individual restaurants as well, and ICE's investigation remains ongoing. In April 2011, we also received notice from the office of the U.S. Attorney for the District of Columbia that it is conducting an investigation into these matters through its criminal division. The operating hours of our Minnesota, D.C. and Virginia restaurants have been uninterrupted by these developments, and we believe our practices with regard to the work authorization of our employees, including the review and retention of work authorization documents, are in compliance with applicable law. However, the termination of large numbers of employees in a short period of time does disrupt our operations and results in a temporary increase in labor costs as we train new employees. It is not possible at this time to determine whether we will incur any fines, penalties or further liabilities in connection with these matters.

Miscellaneous

A lawsuit has been filed against us in California alleging violations of state laws regarding employee record-keeping, meal and rest breaks, payment of overtime and related practices with respect to our employees. The case originally sought damages, penalties and attorney's fees on behalf of a purported class of our present and former employees. The trial court denied the plaintiff's motion to certify the purported class and the California Court of Appeals affirmed that decision, and as a result the action can proceed, if at all, as an action by a single plaintiff. The plaintiff has appealed the court's denial of class certification, and the appeal remains pending. Although the limitation to a single-plaintiff action significantly minimizes our current potential exposure from the case and we have various defenses, due to the possibility of further appeals and the uncertainties of litigation it is not possible at this time to reasonably estimate the outcome of, or any potential liability, from this case.

We're involved in various other claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of these actions will have a material adverse effect on our financial position, results of operations, liquidity or capital resources. However, a significant increase in the number of these claims, or one or more successful claims under which we incur greater liabilities than we currently anticipate, could materially and adversely affect our business, financial condition, results of operations and cash flows.

ITEM 4. (REMOVED AND RESERVED)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The following table describes the per share range of high and low sales prices for shares of our common stock for the quarterly periods indicated, as reported by the New York Stock Exchange ("NYSE"). Our common stock trades under the symbol "CMG."

	High	Low
2010		
First Quarter	$ 117.11	$ 86.00
Second Quarter	$ 155.42	$ 113.00
Third Quarter	$ 177.69	$ 127.30
Fourth Quarter	$ 262.77	$ 171.24

	High	Low
2011		
First Quarter	$ 275.00	$ 213.06
Second Quarter	$ 308.93	$ 249.58
Third Quarter	$ 346.78	$ 286.60
Fourth Quarter	$ 347.94	$ 285.39

As of January 23, 2012 there were approximately 1,217 holders of our common stock, as determined by counting our record holders and the number of participants reflected in a security position listing provided to us by the Depository Trust Company. Because such "DTC participants" are brokers and other institutions holding shares of our common stock on behalf of their customers, the actual number of unique shareholders represented by these record holders is not known.

Purchases of Equity Securities by the Issuer

The table below reflects shares of common stock we repurchased during the fourth quarter of 2011.

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(2)
October *Purchased 10/1 through 10/31*	24,919	$ 314.35	24,919	$ 20,416,921
November *Purchased 11/1 through 11/30*	22,658	$ 320.14	22,658	$ 13,163,259
December *Purchased 12/1 through 12/31*	19,995	$ 330.54	19,995	$ 6,554,037
Total	67,572	$ 321.08	67,572	$ 6,554,037

(1) All shares were purchased in open-market transactions under an agreement with a broker intended to comply with Exchange Act Rule 10b5-1(c).

(2) Shares were repurchased pursuant to a repurchase program publicly announced on July 22, 2010. Repurchases under the program are limited to $100 million in total repurchase price, and there is no expiration date. This column does not include an additional $100 million in authorized repurchases announced on February 1, 2012, nor an additional $200 million in shares repurchased under previously-announced programs that have been completed. Authorization of any ongoing repurchase program may be modified, suspended, or discontinued at any time.

Dividend Policy

We are not required to pay any dividends and have not declared or paid any cash dividends on our common stock. We intend to continue to retain earnings for use in the operation and expansion of our business and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future.

COMPARISON OF CUMULATIVE TOTAL RETURN

The following graph compares the cumulative annual stockholders return on our common stock from December 31, 2006 through December 31, 2011 to that of the total return index for the S&P 500, the S&P 500 Restaurants Index, and the S&P SmallCap 600 Restaurants Index assuming an investment of $100 on December 31, 2006. In calculating total annual stockholder return, reinvestment of dividends, if any, is assumed. Historically we have compared the total return of Chipotle common stock to the total return index for the S&P SmallCap 600 Restaurants. We have chosen to replace the S&P SmallCap 600 Restaurants Index in these comparisons for future years with the S&P 500 Restaurants Index, because our market capitalization has become considerably larger than the average and median market capitalization of companies included in the S&P SmallCap 600 Restaurants Index. SEC rules require that we include the S&P SmallCap 600 Restaurants Index in the comparison for this year. The indices are included for comparative purposes only. They do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of our common stock. This graph is not "soliciting material," is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Chipotle Mexican Grill, Inc, the S&P 500 Index, the S&P Restaurants Index, and S&P SmallCap 600 Restaurants


$700
$600
$500
$400
$300
$200
$100
$0
12/06
12/07
12/08
12/09
12/10
12/11
Chipotle Mexican Grill, Inc
S&P 500
S&P Restaurants
S&P SmallCap 600 Restaurants

*$100 invested on 12/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

Our selected consolidated financial data shown below should be read together with Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and respective notes included in Item 8. "Financial Statements and Supplementary Data". The data shown below are not necessarily indicative of results to be expected for any future period (in thousands, except per share data).

	For the years ended December 31,				
	2011	2010	2009	2008	2007
Statement of Income:					
Total revenue	$ 2,269,548	$ 1,835,922	$ 1,518,417	$ 1,331,968	$ 1,085,782
Food, beverage and packaging costs	738,720	561,107	466,027	431,947	346,393
Labor costs	543,119	453,573	385,072	351,005	289,417
Occupancy costs	147,274	128,933	114,218	98,071	75,891
Other operating costs	251,208	202,904	174,581	164,018	131,512
General and administrative expenses	149,426	118,590	99,149	89,155	75,038
Depreciation and amortization	74,938	68,921	61,308	52,770	43,595
Pre-opening costs	8,495	7,767	8,401	11,624	9,585
Loss on disposal of assets	5,806	6,296	5,956	9,339	6,168
Total operating expenses	1,918,986	1,548,091	1,314,712	1,207,929	977,599
Income from operations	350,562	287,831	203,705	124,039	108,183
Interest and other income	2,088	1,499	925	3,469	6,115
Interest and other expense	(2,945)	(269)	(405)	(302)	(296)
Income before income taxes	349,705	289,061	204,225	127,206	114,002
Provision for income taxes	(134,760)	(110,080)	(77,380)	(49,004)	(43,439)
Net income	$ 214,945	$ 178,981	$ 126,845	$ 78,202	$ 70,563
Earnings per share					
Basic	$ 6.89	$ 5.73	$ 3.99	$ 2.39	$ 2.16
Diluted	$ 6.76	$ 5.64	$ 3.95	$ 2.36	$ 2.13
Weighted average common shares outstanding					
Basic	31,217	31,234	31,766	32,766	32,672
Diluted	31,775	31,735	32,102	33,146	33,146

	As of December 31,				
	2011	2010	2009	2008	2007
Balance Sheet Data:					
Total current assets	$ 501,192	$ 406,221	$ 297,454	$ 211,072	$ 201,844
Total assets	$ 1,425,308	$ 1,121,605	$ 961,505	$ 824,985	$ 722,115
Total current liabilities	$ 157,453	$ 123,054	$ 102,153	$ 76,788	$ 73,301
Total liabilities	$ 381,082	$ 310,732	$ 258,044	$ 202,395	$ 160,005
Total shareholders' equity	$ 1,044,226	$ 810,873	$ 703,461	$ 622,590	$ 562,110

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with Item 6. "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included in Item 8. "Financial Statements and Supplementary Data". The discussion contains forward-looking statements involving risks, uncertainties and assumptions that could cause our results to differ materially from expectations. Factors that might cause such differences include those described in Item 1A. "Risk Factors" and elsewhere in this report.

Overview

Chipotle operates fresh Mexican food restaurants serving burritos, tacos, burrito bowls (a burrito without the tortilla) and salads. We began with a simple philosophy: demonstrate that food served fast doesn't have to be a traditional "fast-food" experience. We do this by avoiding a formulaic approach when creating our restaurant experience, looking to fine dining restaurants for inspiration. We use high-quality raw ingredients, classic cooking methods and distinctive interior design, and have friendly people to take care of each customer—features that are more frequently found in the world of fine dining. Through our vision of Food With Integrity, Chipotle is seeking better food from using ingredients that are not only fresh, but that where possible are sustainably grown and naturally raised with respect for the animals, the land, and the farmers who produce the food. A similarly focused people culture, with an emphasis on identifying and empowering top performing employees, enables us to develop future leaders from within.

2011 Highlights and Trends

Restaurant Development. As of December 31, 2011, we had 1,230 restaurants, of which 1,226 were located throughout the United States, two located in Toronto, Canada, and two located in London, England. New restaurants have contributed substantially to our restaurant sales growth. We opened 150 restaurants in 2011, including one ShopHouse Southeast Asian Kitchen, our new concept serving bowls and banh mi sandwiches. We expect to open between 155 and 165 restaurants in 2012. Among the expected restaurant openings in 2012 is a restaurant in Paris, France, which will be our first restaurant in France, and one ShopHouse. We plan about 30% of the 2012 openings to be what we call "A Model" restaurants. A Model locations are being built primarily in secondary trade areas which have attractive demographics but are typically characterized by lower investment and occupancy costs than our recent traditional restaurant openings. Our introduction of A Model restaurants and our new, simpler design, which incorporates some A Model design elements, enabled us to lower the average development costs for new restaurants from about $850,000 in 2009 to about $800,000 in 2011. We anticipate average development costs for new restaurants to be opened in 2012 to be similar to 2011.

Sales Growth. Average restaurant sales were $2.013 million as of December 31, 2011, increasing from $1.840 million as of December 31, 2010. We define average restaurant sales as the average trailing 12-month sales for restaurants in operation for at least 12 full calendar months. Our comparable restaurant sales increases were 11.2% in 2011 and were driven primarily by an increase in customer visits, as well as the impact of menu price increases implemented during the year benefiting comparable restaurant sales by 2.9%. Comparable restaurant sales represent the change in period-over-period sales for restaurants beginning in their 13th full calendar month of operation. Due to the uncertain economic environment and difficult comparisons with 2011, we expect 2012 comparable restaurant sales increases to be in the mid single digits.

Food With Integrity. By the end of 2011, we were serving naturally raised meats in all of our restaurants in the U.S. We define naturally raised as coming from animals that are never given antibiotics or added hormones and that are raised responsibly—that is, in accordance with our animal welfare standards. In addition, a portion of some of the produce items we serve is organically grown, or sourced locally when in season (by which we mean within 350 miles of our restaurant), and a portion of the beans we serve is organically grown and a portion is grown using conservation tillage methods that improve soil conditions, reduce erosion and help preserve the environment in which they are grown. All of the sour cream and cheese we buy is made from milk that comes from cows that are not given rBGH. Milk used to make much of our cheese and a portion of our sour cream is sourced from dairies that provide an even higher standard of animal welfare by providing pasture access for their cows. We will continue to search for ingredients that not only taste delicious, but also benefit local farmers or the environment, or otherwise benefit or improve the sustainability of our supply chain.

Continuing to serve naturally raised meats in all of our restaurants is one of our primary goals, but we have and will continue to face challenges in doing so. Some of our restaurants served conventionally raised chicken or steak for much of 2011, a few markets reverted to conventionally raised beef in early 2012, and more of our restaurants may periodically serve conventionally raised meats in the future due to supply constraints.

Our food costs increased in 2011 as a result of inflationary pressures on almost all of our ingredients, particularly avocados, beef, chicken, and dairy. We expect that food cost inflation will continue in 2012 and that our food costs as a percentage of revenue will increase.

Stock Repurchases. In accordance with stock repurchases authorized by our Board of Directors we purchased stock with an aggregate total repurchase price of $63.5 million during 2011. As of December 31, 2011, $6.6 million was available to be repurchased under the current repurchase authorization. On February 1, 2012, we announced that our Board of Directors had authorized the expenditure of up to an additional $100 million to repurchase shares of our common stock. We have entered into an agreement with a broker under SEC rule 10b5-1(c), authorizing the broker to make open market purchases of common stock from time to time, subject to market conditions. The existing repurchase agreement and the Board's authorization of the repurchases may be modified, suspended, or discontinued at any time.

Restaurant Openings, Relocations and Closures

The following table details restaurant unit data for the years indicated.

	For the years ended December 31		
	2011	2010	2009
Beginning of year	1,084	956	837
Openings	150	129	121
Closures and Relocations	(4)	(1)	(2)
Total restaurants at end of year	1,230	1,084	956

Results of Operations

Our results of operations as a percentage of revenue and period-over-period variances are discussed in the following section. As our business grows, as we open more restaurants and hire more employees, our restaurant operating costs and depreciation and amortization increase.

Revenue

	For the years ended December 31			% increase 2011 over 2010	% increase 2010 over 2009
	2011	2010	2009		
	(dollars in millions)				
Revenue	$ 2,269.5	$ 1,835.9	$ 1,518.4	23.6%	20.9%
Average restaurant sales	$ 2.013	$ 1.840	$ 1.728	9.4%	6.5%
Comparable restaurant sales increase	11.2%	9.4%	2.2%		
Number of restaurants as of the end of the year	1,230	1,084	956	13.5%	13.4%
Number of restaurants opened in the year, net of closures and relocations	146	128	119		

The significant factors contributing to our increases in sales were new restaurant openings and comparable restaurant sales increases. Restaurant sales from restaurants not yet in the comparable base contributed to $237.9 million of the increase in sales in 2011, of which $92.8 million was attributable to restaurants opened during the year. In 2010, restaurant sales from restaurants not yet in the comparable restaurant base contributed to $178.7 million of the increase in sales, of which $75.2 million was attributable to restaurants opened in 2010.

Comparable restaurant sales increases contributed $195.6 million and $138.7 million of the increase in restaurant sales in 2011 and 2010, respectively. Comparable restaurant sales growth in 2011 was due primarily to increases in customer visits, as well as the impact of menu price increases implemented during the year. The increase in 2010 was primarily driven by increases in customer visits.

Food, Beverage and Packaging Costs

	For the years ended December 31			% increase 2011 over 2010	% increase 2010 over 2009
	2011	2010	2009		
	(dollars in millions)				
Food, beverage and packaging	$ 738.7	$ 561.1	$ 466.0	31.7%	20.4%
As a percentage of revenue	32.5%	30.6%	30.7%		

Food, beverage and packaging costs increased as a percentage of revenue in 2011 due to inflation on most food items, including avocados, beef, chicken, and dairy, partially offset by the impact of menu price increases. We expect that food cost inflation will continue in 2012 and that our food costs as a percentage of revenue will increase.

Food, beverage and packaging costs decreased as a percentage of revenue in 2010 due primarily to favorable food costs, primarily rice, corn and chicken as a result of our switch to commodity chicken in certain markets due to supply constraints, partially offset by the increased cost of barbacoa and steak as we increased the percentage of naturally raised beef we served in our restaurants.

Labor Costs

	For the years ended December 31			% increase 2011 over 2010	% increase 2010 over 2009
	2011	2010	2009		
	(dollars in millions)				
Labor costs	$ 543.1	$ 453.6	$ 385.1	19.7%	17.8%
As a percentage of revenue	23.9%	24.7%	25.4%		

Labor costs as a percentage of revenue decreased in 2011 due primarily to the benefit of higher average restaurant sales, including the impact of menu price increases, partially offset by increased average wage rates due to normal wage inflation, as well as labor inefficiencies.

Labor costs decreased as a percentage of revenue in 2010 primarily due to the benefit of higher average restaurant sales, partially offset by increased average wage rates due to normal wage inflation and increased insurance costs.

Occupancy Costs

	For the years ended December 31			% increase 2011 over 2010	% increase 2010 over 2009
	2011	2010	2009		
	(dollars in millions)				
Occupancy costs	$ 147.3	$ 128.9	$ 114.2	14.2%	12.9%
As a percentage of revenue	6.5%	7.0%	7.5%		

Occupancy costs decreased as a percentage of revenue in 2011 primarily due to the benefit of higher average restaurant sales on a partially fixed-cost base.

Occupancy costs decreased as a percentage of revenue in 2010 primarily due to the benefit of higher average sales on a partially fixed-cost base. The benefit of the lower occupancy costs from the A Model restaurants was offset by opening proportionately more restaurants in more expensive areas.

Other Operating Costs

	For the years ended December 31			% increase 2011 over 2010	% increase 2010 over 2009
	2011	2010	2009		
	(dollars in millions)				
Other operating costs	$ 251.2	$ 202.9	$ 174.6	23.8%	16.2%
As a percentage of revenue	11.1%	11.1%	11.5%		

Other operating costs remained consistent as a percentage of revenue in 2011. The benefit of higher average restaurant sales on a partially fixed-cost base and lower marketing and promotional spend as a percentage of revenue was offset by increased credit card fees resulting from a higher percentage of customers using credit cards, as well as increased maintenance of restaurants as they age and general inflationary pressures.

Other operating costs as a percentage of revenue decreased in 2010 primarily due to the benefit of higher average restaurant sales on a partially fixed-cost base, partially offset by increased credit card fees resulting from a higher percentage of customers using credit cards, as well as increased purchases of kitchen supplies.

General and Administrative Expenses

	For the years ended December 31			% increase 2011 over 2010	% increase 2010 over 2009
	2011	2010	2009		
	(dollars in millions)				
General and administrative expense	$ 149.4	$ 118.6	$ 99.1	26.0%	19.6%
As a percentage of revenue	6.6%	6.5%	6.5%		

The increase in general and administrative expenses in 2011 primarily resulted from an increase in non-cash stock-based compensation expense due to awards granted in 2011 with a significantly higher stock price on the date of grant as well as hiring more employees as we grew. These increases were partially offset by costs from the biennial all manager conference held during the third quarter of 2010.

The increase in general and administrative expenses in 2010 primarily resulted from an increase in stock-based compensation expense resulting from the stock-based compensation awards granted in 2010, costs from the biennial all manager conference, and hiring more employees as we grew.

We expect general and administrative expenses as a percentage of revenue to increase in 2012, which takes into consideration that we anticipate materially higher stock-based compensation expense than 2011 due to our higher stock price, as well as expenses related to the biennial all manager conference to be held in the third quarter of 2012.

Depreciation and Amortization

	For the years ended December 31			% increase 2011 over 2010	% increase 2010 over 2009
	2011	2010	2009		
	(dollars in millions)				
Depreciation and amortization	$ 74.9	$ 68.9	$ 61.3	8.7%	12.4%
As a percentage of revenue	3.3%	3.8%	4.0%		

As a percentage of total revenue, depreciation and amortization decreased in 2011 and 2010 as a result of the benefit of higher average restaurant sales on a partially fixed-cost base.

Interest and Other Expense

	For the years ended December 31			% increase 2011 over 2010	% increase 2010 over 2009
	2011	2010	2009		
	(dollars in millions)				
Interest and other expense	$ 2.9	$ 0.0	$ 0.0	*	*

*-not meaningful

Interest and other expense increased in 2011 due to a loss recognized in the second quarter on our investment in ANGR Holdings, LLC, which operated the restaurants awarded on the television program America's Next Great Restaurant prior to their closure. The recognized losses represent the entire amount of our investment.

Income Tax Provision

	For the years ended December 31			% increase 2011 over 2010	% increase 2010 over 2009
	2011	2010	2009		
	(dollars in millions)				
Income tax provision	$ 134.8	$ 110.1	$ 77.4	22.4%	42.3%
Effective tax rate	38.5%	38.1%	37.9%		

The 2011 effective tax rate increased primarily due to an increase in the state rate, smaller benefit from food donations and one-time adjustments partially offset by the one-time employment tax credits. We estimate our 2012 annual effective tax rate will be 39.3%. However, if certain federal tax credits we've benefitted from in 2011 are renewed by Congress, we estimate our annual effective tax rate would be lower by up to 0.4%.

The 2010 effective tax rate increased primarily due to a one-time benefit recognized in 2009 for prior period meals and entertainment deductions.

Quarterly Financial Data/Seasonality

The following table presents consolidated statement of income data for each of the eight quarters in the period ended December 31, 2011. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

	2011 Quarters Ended			
	Mar. 31	June 30	Sept. 30	Dec. 31
	(dollars in millions)			
Revenue	$ 509.4	$ 571.6	$ 591.9	$ 596.7
Operating income	$ 74.8	$ 83.9	$ 98.0	$ 93.9
Net income	$ 46.4	$ 50.7	$ 60.4	$ 57.5
Number of restaurants opened in quarter	12	39	32	67
Comparable restaurant sales increase	12.4%	10.0%	11.3%	11.1%

	2010 Quarters Ended			
	Mar. 31	June 30	Sept. 30	Dec. 31
	(dollars in millions)			
Revenue	$ 409.7	$ 466.8	$ 476.9	$ 482.5
Operating income	$ 61.3	$ 75.0	$ 77.6	$ 73.9
Net income	$ 37.8	$ 46.5	$ 48.2	$ 46.4
Number of restaurants opened in quarter	20	25	22	62
Comparable restaurant sales increase	4.3%	8.7%	11.4%	12.6%

Seasonal factors cause our profitability to fluctuate from quarter to quarter. Historically, our average daily restaurant sales and net income are lower in the first and fourth quarters due, in part, to the holiday season and because fewer people eat out during periods of inclement weather (the winter months) than during periods of mild or warm weather (the spring, summer and fall months). Other factors also have a seasonal effect on our results. For example, restaurants located near colleges and universities generally do more business during the academic year. The number of trading days in a quarter can also affect our results. Overall, on an annual basis, changes in trading dates do not have a significant impact on our results.

Our quarterly results are also affected by other factors such as the number of new restaurants opened in a quarter and unanticipated events. New restaurants typically have lower margins following opening as a result of the expenses associated with opening new restaurants and their operating inefficiencies in the months immediately following opening. In addition, unanticipated events also impact our results. Accordingly, results for a particular quarter are not necessarily indicative of results to be expected for any other quarter or for any year.

Liquidity and Capital Resources

Our primary liquidity and capital requirements are for new restaurant construction, working capital and general corporate needs. We have a cash and short-term investment balance of $456.2 million that we expect to utilize, along with cash flow from operations, to provide capital to support the growth of our business (primarily through opening restaurants), to repurchase up to an additional $106.6 million of our common stock subject to market conditions, to continue to maintain our existing restaurants and for general corporate purposes. We also have a long term investments balance of $128.2 million, which consists of U.S. treasury notes and certificate of deposit products with maturities of 13 months to approximately 2 years. We believe that cash from operations, together with our cash balance, will be enough to meet ongoing capital expenditures, working capital requirements and other cash needs for the foreseeable future.

We haven't required significant working capital because customers generally pay using cash or credit and debit cards and because our operations do not require significant receivables, nor do they require significant inventories due, in part, to our use of various fresh ingredients. In addition, we generally have the right to pay for the purchase of food, beverage and supplies some time after the receipt of those items, generally within ten days, thereby reducing the need for incremental working capital to support our growth.

While operations continue to provide cash, our primary use of cash is in new restaurant development. Our total capital expenditures for 2011 were $151.1 million, and we expect to incur capital expenditures of about $160 million to $170 million in 2012, of which $138 million relates to our construction of new restaurants before any reductions for landlord reimbursements, and the remainder primarily relates to restaurant reinvestments. In 2011, we spent on average about $800,000 in development and construction costs per restaurant, net of landlord reimbursements. The average development and construction costs per restaurant decreased from about $850,000 in 2009 due to cost savings realized, in part, from certain cost reduction efforts associated with the development of the A Model strategy and our new, simpler restaurant design. For new restaurants to be opened in 2012 we anticipate average development costs to be similar to 2011.

Contractual Obligations

Our contractual obligations as of December 31, 2011 were as follows:

	Payments Due by Period				
	Total	1 year	2-3 years	4-5 years	After 5 years
			(in thousands)		
Operating leases	$ 2,116,395	$ 133,813	$ 271,911	$ 275,512	$ 1,435,159
Deemed landlord financing	5,898	394	788	821	3,895
Other contractual obligations(1)	73,455	69,370	4,085	—	—
Total contractual cash obligations	$ 2,195,748	$ 203,577	$ 276,784	$ 276,333	$ 1,439,054

(1) We enter into various purchase obligations in the ordinary course of business. Those that are binding primarily relate to amounts owed under contractor and subcontractor agreements, orders submitted for equipment for restaurants under construction, and corporate sponsorships.

We're obligated under non-cancelable leases for our restaurants and administrative offices. Our leases generally have initial terms of either five to ten years with two or more five-year extensions, for end-cap and in-line restaurants, or 15 to 20 years with several five-year extensions, for free-standing restaurants. Our leases generally require us to pay a proportionate share of real estate taxes, insurance, common charges and other operating costs. Some restaurant leases provide for contingent rental payments based on sales thresholds, although we generally do not expect to pay significant contingent rent on these properties based on the thresholds in those leases.

Off-Balance Sheet Arrangements

As of December 31, 2011 and 2010, we had no off-balance sheet arrangements or obligations.

Inflation

The primary areas of our operations affected by inflation are food, labor, fuel, utility costs, materials used in the construction of our restaurants, and insurance. Although almost all of our crew members make more than the minimum wage, increases in the applicable federal or state minimum wage may have an impact on our labor costs. Additionally, many of our leases require us to pay taxes, maintenance, utilities and insurance, all of which are generally subject to inflationary increases.

Critical Accounting Estimates

We describe our significant accounting policies in Note 1 of our consolidated financial statements. Critical accounting estimates are those that we believe are both significant and that require us to make difficult, subjective or complex judgments, often because we need to estimate the effect of inherently uncertain matters. We base our estimates and judgments on historical experiences and various other factors that we believe to be appropriate under the circumstances. Actual results may differ from these estimates, and we might obtain different estimates if we used different assumptions or factors. We believe the following critical accounting estimates affect our more significant judgments and estimates used in the preparation of our financial statements:

Leases

We lease most of our restaurant locations. Our leases contain escalating rentals over the lease term as well as optional renewal periods. We account for our leases by recognizing rent expense on a straight-line basis over the lease term including reasonably assured renewal periods. We have estimated that our lease term, including reasonably assured renewal periods, is the lesser of the lease term or 20 years. If the estimate of our reasonably assured lease terms were changed our depreciation and rent expense could differ materially.

Stock-based Compensation

We recognize compensation expense for equity awards over the vesting period based on the award's fair value. We use the Black-Scholes valuation model to determine the fair value of our stock-only stock appreciation rights, or SOSARs, which requires assumptions to be made regarding our stock price volatility, the expected life of the award and expected dividend rates. The volatility and expected life assumptions were based on our historical data. Similarly, the compensation expense of performance share awards and SOSARs with performance-based vesting conditions is based in part on the estimated probability of our achieving levels of performance associated with particular levels of payout for performance shares and with vesting for performance SOSARs. We determine the probability of achievement of future levels of performance by comparing the relevant performance level with our internal estimates of future performance. Those estimates are based on a number of assumptions, and different assumptions may have resulted in different conclusions regarding the probability of our achieving future levels of performance relevant to the payout levels for the awards. Had we arrived at different assumptions of stock price volatility or expected lives of our SOSARs, or different assumptions regarding the probability of our achieving future levels of performance with respect to performance share awards and performance SOSARs, our stock-based compensation expense and results of operations could have been different.

Insurance Liability

We maintain various insurance policies for workers' compensation, general liability and auto damage with varying deductibles as high as $500,000, and for property which has a $1 million deductible. We are self insured for employee health but have third party insurance coverage to limit exposure to these claims. We record a liability that represents our estimated cost of claims incurred and unpaid as of the balance sheet date. Our estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions, and is closely monitored and adjusted when warranted by changing circumstances. In addition, our history of claims experience is short and our significant growth rate could affect the accuracy of estimates based on historical experience. Should a greater amount of claims occur compared to what was estimated or medical costs increase beyond what was expected, our accrued liabilities might not be sufficient and additional expenses may be recorded. Actual claims experience could also be more favorable than estimated, which would result in expense reductions. Unanticipated changes may produce materially different amounts of expense than that reported under these programs. The total estimated insurance liabilities as of December 31, 2011 were $21.7 million.

Reserves/Contingencies for Litigation and Other Matters

We are involved in various claims and legal actions that arise in the ordinary course of business. These actions are subject to many uncertainties, and we cannot predict the outcomes with any degree of certainty. Consequently, we were unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of December 31, 2011 and 2010. Once resolved, however, these actions may affect our operating results and cash flows.

Unredeemed Gift Card Balances

We sell gift cards which do not have an expiration date and from which we do not deduct non-usage fees. We recognize revenue from gift cards when: (i) the gift card is redeemed by the customer; or (ii) the likelihood of the gift card being redeemed by the customer is remote (gift card breakage) and we determine that there is not a legal obligation to remit the unredeemed gift cards to the relevant jurisdiction. The determination of the gift card breakage rate is based upon company specific historical redemption patterns. Gift card breakage is recognized in revenue as the gift cards are used on a pro rata basis over a period of six months beginning at the date of the gift card sale. We have determined 5% of gift card sales will not be redeemed and will be retained by us. Any future revisions to the estimated breakage rate may result in changes in the amount of breakage revenue recognized in future periods.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Changing Interest Rates

We're exposed to interest rate risk through fluctuations of interest rates on our investments. Changes in interest rates affect the interest income we earn, and therefore impact our cash flows and results of operations. As of December 31, 2011, we had $382.8 million in investments, including a trust account classified in other assets, and $204.0 million in FDIC insured accounts with an earnings credit we classify as interest income, which combined earned a weighted average interest rate of 0.36%.

Commodity Price Risks

We are also exposed to commodity price risks. Many of the ingredients we use to prepare our food, as well as our packaging materials, are commodities or ingredients that are affected by the price of other commodities, exchange rates, foreign demand, weather, seasonality, production, availability and other factors outside our control. We work closely with our suppliers and use a mix of forward pricing protocols under which we agree with our supplier on fixed prices for deliveries at some time in the future, fixed pricing protocols under which we agree on a fixed price with our supplier for the duration of that protocol, and formula pricing protocols under which the prices we pay are based on a specified formula related to the prices of the goods, such as spot prices.

However, a portion of the dollar value of goods purchased by us is effectively at spot prices. Generally our pricing protocols with suppliers can remain in effect for periods ranging from one to 18 months, depending on the outlook for prices of the particular ingredient. In several cases, we have minimum purchase obligations. We've tried to increase, where necessary, the number of suppliers for our ingredients, which we believe can help mitigate pricing volatility, and we follow industry news, trade issues, exchange rates, foreign demand, weather, crises and other world events that may affect our ingredient prices. Increases in ingredient prices could adversely affect our results if we choose not to increase menu prices at the same pace for competitive or other reasons.

Foreign Currency Exchange Risk

A portion of our operations consist of activities outside of the U.S. and we have currency risk on the transactions in other currencies and translation adjustments resulting from the conversion of our international financial results into the U.S. dollar. However, a substantial majority of our operations and investment activities are transacted in the U.S. and therefore our foreign currency risk is limited at this date.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Annual Report

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Chipotle Mexican Grill, Inc.

We have audited the accompanying consolidated balance sheets of Chipotle Mexican Grill, Inc. (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chipotle Mexican Grill, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Chipotle Mexican Grill, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Denver, Colorado
February 10, 2012

CHIPOTLE MEXICAN GRILL, INC.

CONSOLIDATED BALANCE SHEET
(in thousands, except per share data)

	December 31 2011	December 31 2010
Assets		
Current assets:		
Cash and cash equivalents	$ 401,243	$ 224,838
Accounts receivable, net of allowance for doubtful accounts of $208 and $102 as of December 31, 2011 and 2010, respectively	8,389	5,658
Inventory	8,913	7,098
Current deferred tax asset	6,238	4,317
Prepaid expenses and other current assets	21,404	16,016
Income tax receivable	—	23,528
Investments	55,005	124,766
Total current assets	501,192	406,221
Leasehold improvements, property and equipment, net	751,951	676,881
Long term investments	128,241	—
Other assets	21,985	16,564
Goodwill	21,939	21,939
Total assets	$ 1,425,308	$ 1,121,605
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 46,382	$ 33,705
Accrued payroll and benefits	60,241	50,336
Accrued liabilities	46,456	38,892
Current portion of deemed landlord financing	133	121
Income tax payable	4,241	—
Total current liabilities	157,453	123,054
Deferred rent	143,284	123,667
Deemed landlord financing	3,529	3,661
Deferred income tax liability	64,381	50,525
Other liabilities	12,435	9,825
Total liabilities	381,082	310,732
Shareholders' equity:		
Preferred stock, $0.01 par value, 600,000 shares authorized, no shares issued as of December 31, 2011 and 2010	—	—
Common stock, $0.01 par value, 230,000 shares authorized, 34,357 and 33,959 shares issued as of December 31, 2011 and 2010, respectively	344	340
Additional paid-in capital	676,652	594,331
Treasury stock, at cost, 3,105 and 2,885 shares at December 31, 2011 and 2010, respectively	(304,426)	(240,918)
Accumulated other comprehensive income	197	606
Retained earnings	671,459	456,514
Total shareholders' equity	1,044,226	810,873
Total liabilities and shareholders' equity	$ 1,425,308	$ 1,121,605

See accompanying notes to consolidated financial statements.

Annual Report

CHIPOTLE MEXICAN GRILL, INC.

CONSOLIDATED STATEMENT OF INCOME
(in thousands, except per share data)

	Years ended December 31		
	2011	**2010**	**2009**
Revenue	$ 2,269,548	$ 1,835,922	$ 1,518,417
Restaurant operating costs (exclusive of depreciation and amortization shown separately below):			
Food, beverage and packaging	738,720	561,107	466,027
Labor	543,119	453,573	385,072
Occupancy	147,274	128,933	114,218
Other operating costs	251,208	202,904	174,581
General and administrative expenses	149,426	118,590	99,149
Depreciation and amortization	74,938	68,921	61,308
Pre-opening costs	8,495	7,767	8,401
Loss on disposal of assets	5,806	6,296	5,956
Total operating expenses	1,918,986	1,548,091	1,314,712
Income from operations	350,562	287,831	203,705
Interest and other income	2,088	1,499	925
Interest and other expense	(2,945)	(269)	(405)
Income before income taxes	349,705	289,061	204,225
Provision for income taxes	(134,760)	(110,080)	(77,380)
Net income	$ 214,945	$ 178,981	$ 126,845
Earnings per share			
Basic	$ 6.89	$ 5.73	$ 3.99
Diluted	$ 6.76	$ 5.64	$ 3.95
Weighted average common shares outstanding			
Basic	31,217	31,234	31,766
Diluted	31,775	31,735	32,102

See accompanying notes to consolidated financial statements.

CHIPOTLE MEXICAN GRILL, INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands)

	Common Stock		Additional Paid-in Capital	Treasury Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount		Shares	Amount			
Balance, December 31, 2008	32,878	329	501,993	692	(30,227)	150,688	(193)	622,590
Stock-based compensation	60	1	15,664					15,665
Stock option exercises	535	5	11,788					11,793
Excess tax benefit on stock-based compensation			10,435					10,435
Acquisition of treasury stock				1,298	(84,089)			(84,089)
Comprehensive income:								
Net income						126,845		126,845
Foreign currency translation adjustment							222	222
Total comprehensive income								127,067
Balance, December 31, 2009	33,473	335	539,880	1,990	(114,316)	277,533	29	703,461
Stock-based compensation	166	2	22,278					22,280
Stock option and SOSAR exercises	320	3	17,647					17,650
Excess tax benefit on stock-based compensation			14,526					14,526
Acquisition of treasury stock				895	(126,602)			(126,602)
Comprehensive income:								
Net income						178,981		178,981
Foreign currency translation adjustment							577	577
Total comprehensive income								179,558
Balance, December 31, 2010	33,959	$ 340	$594,331	2,885	$(240,918)	$ 456,514	$ 606	$ 810,873
Stock-based compensation	3		42,965					42,965
Stock option and SOSAR exercises	395	4	570					574
Excess tax benefit on stock-based compensation			38,786					38,786
Acquisition of treasury stock				220	(63,508)			(63,508)
Comprehensive income:								
Net income						214,945		214,945
Foreign currency translation adjustment							(409)	(409)
Total comprehensive income								214,536
Balance, December 31, 2011	34,357	$ 344	$676,652	3,105	$(304,426)	$ 671,459	$ 197	$1,044,226

See accompanying notes to consolidated financial statements.

CHIPOTLE MEXICAN GRILL, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)

	Years ended December 31		
	2011	2010	2009
Operating activities			
Net income	$ 214,945	$ 178,981	$ 126,845
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	74,938	68,921	61,308
Deferred income tax provision	11,319	10,064	8,282
Increase in valuation allowance	616	415	141
Loss on disposal of assets	5,806	6,296	5,956
Bad debt allowance	239	(151)	(245)
Stock-based compensation expense	41,382	21,381	14,992
Excess tax benefit on stock-based compensation	(38,786)	(14,526)	(10,435)
Other	2,501	—	222
Changes in operating assets and liabilities:			
Accounts receivable	(2,970)	(743)	(875)
Inventory	(1,816)	(1,481)	(825)
Prepaid expenses and other current assets	(5,399)	(1,632)	(2,613)
Other assets	(7,350)	(8,956)	374
Accounts payable	9,432	6,989	1,435
Accrued liabilities	17,451	16,607	19,804
Income tax receivable/payable	66,555	(13,209)	14,927
Deferred rent	19,624	17,261	19,386
Other long-term liabilities	2,609	2,974	1,994
Net cash provided by operating activities	411,096	289,191	260,673
Investing activities			
Purchases of leasehold improvements, property and equipment	(151,147)	(113,215)	(117,198)
Acquisition of interests in equity method investment	(586)	(1,900)	—
Purchases of investments	(183,251)	(125,000)	(50,000)
Maturities of investments	124,766	50,234	99,990
Net cash used in investing activities	(210,218)	(189,881)	(67,208)
Financing activities			
Acquisition of treasury stock	(63,508)	(126,602)	(84,089)
Proceeds from option exercises	574	17,650	11,793
Excess tax benefit on stock-based compensation	38,786	14,526	10,435
Payments on deemed landlord financing	(120)	(96)	(82)
Net cash used in financing activities	(24,268)	(94,522)	(61,943)
Effect of exchange rate changes on cash and cash equivalents	(205)	484	—
Net change in cash and cash equivalents	176,405	5,272	131,522
Cash and cash equivalents at beginning of year	224,838	219,566	88,044
Cash and cash equivalents at end of year	$ 401,243	$ 224,838	$ 219,566
Supplemental disclosures of cash flow information			
Income taxes paid	$ 56,270	$ 112,150	$ 53,644
(Increase) decrease in purchases of leasehold improvements, property and equipment accrued in accounts payable	$ (3,249)	$ (1,480)	$ 95

See accompanying notes to consolidated financial statements.

Annual Report

1. Description of Business and Summary of Significant Accounting Policies

Chipotle Mexican Grill, Inc. (the "Company"), a Delaware corporation, develops and operates fast-casual, fresh Mexican food restaurants throughout the United States. The Company also has two restaurants in Toronto, Canada and two in London, England and operates one ShopHouse Southeast Asian Kitchen. The Company manages its operations based on six regions and has aggregated its operations to one reportable segment.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company balances and transactions have been eliminated.

Management Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates under different assumptions or conditions.

Revenue Recognition

Revenue from restaurant sales is recognized when food and beverage products are sold. The Company reports revenue net of sales and use taxes collected from customers and remitted to governmental taxing authorities.

The Company sells gift cards which do not have an expiration date and it does not deduct non-usage fees from outstanding gift card balances. The Company recognizes revenue from gift cards when: (i) the gift card is redeemed by the customer; or (ii) the Company determines the likelihood of the gift card being redeemed by the customer is remote (gift card breakage) and there is not a legal obligation to remit the unredeemed gift cards to the relevant jurisdiction. The determination of the gift card breakage rate is based upon Company-specific historical redemption patterns. The Company has determined that 5% of gift card sales will not be redeemed and will be retained by the Company. Gift card breakage is recognized in revenue as the gift cards are used on a pro rata basis over a six month period beginning at the date of the gift card sale. Gift card breakage is included in total revenue in the consolidated statement of income. Breakage recognized during the years ended December 31, 2011, 2010 and 2009 was $1,524, $1,188 and $878, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments purchased with an initial maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable primarily consists of tenant improvement receivables and vendor rebates. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable based on a specific review of account balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recoverability is considered remote.

Inventory

Inventory, consisting principally of food, beverages, and supplies, is valued at the lower of first-in, first-out cost or market. Certain key ingredients (beef, pork, chicken, beans, rice, sour cream, and tortillas) are purchased from a small number of suppliers.

Investments

The Company's investments consist of U.S. treasury notes and CDARS, certificate of deposit products, with maturities up to approximately two years and classified as held-to-maturity. Held-to-maturity securities are carried at amortized cost, which the Company has determined approximates fair value as of December 31, 2011 and 2010. Fair market value of U.S. treasury notes is measured on a recurring basis based on Level 1 inputs and fair market value of CDARS is measured on a recurring basis based on Level 2 inputs (level inputs are described below under "Fair Value Measurements"). The Company recognizes impairment charges on its investments in the consolidated statement of income when management believes the decline in the fair value of the investment is other-than-temporary. No impairment charges were recognized on the Company's investments for the years ended December 31, 2011, 2010 and 2009.

Leasehold Improvements, Property and Equipment

Leasehold improvements, property and equipment are recorded at cost. Internal costs directly associated with the acquisition, development and construction of a restaurant are capitalized and were $9,616, $8,167 and $6,916 for the years ended December 31, 2011, 2010 and 2009, respectively. Expenditures for major renewals and improvements are capitalized while expenditures for minor replacements, maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term, which generally includes reasonably assured option periods, or the estimated useful lives of the assets. Upon retirement or disposal of assets, the accounts are relieved of cost and accumulated depreciation and the related gain or loss is reflected in loss on disposal of assets in the consolidated statement of income.

At least annually, the Company evaluates, and adjusts when necessary, the estimated useful lives. The changes in estimated useful lives did not have a material impact on depreciation in any period. The estimated useful lives are:

Leasehold improvements and buildings	3-20 years
Furniture and fixtures	3-10 years
Equipment	3-7 years

Goodwill

Goodwill represents the excess of cost over fair value of net assets of the business acquired. Goodwill is not subject to amortization, but instead is tested for impairment at least annually, and the Company is required to record any necessary impairment adjustments. Impairment is measured as the excess of the carrying value over the fair value of the goodwill. Based on the Company's analysis, no impairment charges were recognized on goodwill for the years ended December 31, 2011, 2010 and 2009.

Other Assets

Other assets consist primarily of insurance related restricted trust assets of $15,313 and $7,800 as of December 31, 2011 and 2010, respectively, transferable liquor licenses which are carried at the lower of fair value or cost, and a prepaid tax asset related to an intercompany transfer of international intellectual property.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the purpose of reviewing restaurant assets to be held and used for potential impairment, assets are grouped together at the market level. The Company manages its restaurants as a group with significant common costs and promotional activities; as such, an individual restaurant's cash flows are not generally independent of the cash flows of others in a market. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. During the years ended December 31, 2011, 2010 and 2009, an aggregate impairment charge of $380, $751 and $0, respectively, was recognized in loss on disposal of assets in the consolidated statement of income. The impairment charges resulted primarily from office or restaurant closures. Fair value of the restaurants was determined using Level 3 inputs (as described below under "Fair Value Measurements") based on a discounted cash flows method at a market level through the estimated date of closure.

Income Taxes

The Company recognizes deferred tax assets and liabilities at enacted income tax rates for the temporary differences between the financial reporting bases and the tax bases of its assets and liabilities. Any effects of changes in income tax rates or tax laws are included in the provision for income taxes in the period of enactment. The deferred income tax impacts of investment tax credits are recognized as an immediate adjustment to income tax expense. When it is more likely than not that a portion or all of a deferred tax asset will not be realized in the future, the Company provides a corresponding valuation allowance against the deferred tax asset. When it is more likely than not that a position will be sustained upon examination by a tax authority that has full knowledge of all relevant information, the Company measures the amount of tax benefit from the position and records the largest amount of tax benefit that is greater than 50% likely of being realized after settlement with a tax authority. The Company's policy is to recognize interest to be paid on an underpayment of income taxes in interest expense and any related statutory penalties in provision for income taxes in the consolidated statement of income.

Restaurant Pre-Opening Costs

Pre-opening costs, including rent, wages, benefits and travel for the training and opening teams, food and other restaurant operating costs, are expensed as incurred prior to a restaurant opening for business.

Insurance Liability

The Company maintains various insurance policies including workers' compensation, employee health, general liability and property damage. Pursuant to these policies, the Company is responsible for losses up to certain limits and is required to estimate a liability that represents the ultimate exposure for aggregate losses below those limits. This liability is based on management's estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date. The estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions, and economic conditions. If actual trends differ from the estimates, the financial results could be impacted. As of December 31, 2011 and 2010, $17,437 and $13,426, respectively, of the estimated liability was included in accrued payroll and benefits and $4,250 and $3,242, respectively, was included in accrued liabilities in the consolidated balance sheet.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred and totaled $31,902, $26,190 and $20,997 for the years ended December 31, 2011, 2010 and 2009, respectively. Advertising and marketing costs are included in other operating costs in the consolidated statement of income.

Rent

Rent expense for the Company's leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term. The lease term is the lesser of 20 years, including reasonably assured renewal periods, or the lease term. The lease term begins when the Company has the right to control the use of the property, which is typically before rent payments are due under the lease. The difference between the rent expense and rent paid is recorded as deferred rent in the consolidated balance sheet. Pre-opening rent is included in pre-opening costs in the consolidated income statement. Tenant incentives used to fund leasehold improvements are recorded in deferred rent and amortized as reductions of rent expense over the term of the lease.

Additionally, certain of the Company's operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than certain specified target amounts. The Company recognizes contingent rent expense prior to the achievement of the specified target that triggers contingent rent, provided the achievement of that target is considered probable.

Fair Value of Financial Instruments

The carrying value of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of their short-term nature.

Fair Value Measurements

Financial Accounting Standards Board Accounting Standard Codification 820, *Fair Value of Measurements and Disclosures* ("Topic 820") defines fair value based on the price that would be received to sell an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

Level 1: Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2: Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Foreign Currency Translation

The Company's international operations generally use the local currency as the functional currency. Assets and liabilities are translated at exchange rates in effect as of the balance sheet date. Income and expense accounts are translated at the average monthly exchange rates during the year. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income in the consolidated statement of shareholders' equity and comprehensive income.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, investments and accounts receivables. Approximately one third of the Company's cash and investment balances are not federally backed or federally insured. Credit card transactions at the Company's restaurant are processed by one service provider. Concentration of credit risk related to accounts receivables are limited, as the Company's receivables are primarily with its landlords for the reimbursements of tenant improvements.

Subsequent Events

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through the date of issuance.

Recently Issued Accounting Standards

In September 2011, the Company adopted Accounting Standards Update ("ASU") No. 2011-08 "Testing Goodwill for Impairment." ASU 2011-08 simplifies how entities test goodwill for impairment and permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The adoption of ASU 2011-08 did not have a significant impact on the Company's consolidated financial position or results of operations.

In June 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-05, "Presentation of Comprehensive Income." ASU 2011-05 eliminates the option to report other comprehensive income and its components in the consolidated statement of shareholder's equity and comprehensive income and requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement or in two separate but consecutive statements. This pronouncement is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company believes the adoption of ASU 2011-05 concerns presentation and disclosure only and will not have an impact on its consolidated financial position or results of operations.

In May 2011, the FASB issued ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS")." This pronouncement was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011. The adoption of ASU 2011-04 is not expected to have a significant impact on the Company's consolidated financial position or results of operations.

2. Supplemental Financial Information

Leasehold improvements, property and equipment were as follows:

	December 31	
	2011	2010
Land	$ 11,062	$ 11,062
Leasehold improvements and buildings	849,102	743,439
Furniture and fixtures	89,180	78,759
Equipment	172,776	148,849
	1,122,120	982,109
Accumulated depreciation	(370,169)	(305,228)
	$ 751,951	$ 676,881

Accrued liabilities were as follows:

	December 31	
	2011	2010
Gift card liability	$ 18,012	$ 13,456
Transaction tax payable	12,121	10,280
Other accrued expenses	16,323	15,156
	$ 46,456	$ 38,892

3. Income Taxes

The components of the provision for income taxes are as follows:

	Years ended December 31		
	2011	2010	2009
Current tax:			
U.S. Federal	$ 100,983	$ 83,850	$ 56,945
U.S. State	21,848	15,745	12,151
Foreign	(6)	6	(139)
	122,825	99,601	68,957
Deferred tax:			
U.S. Federal	12,080	10,058	9,677
U.S. State	(50)	6	(1,393)
Foreign	(711)	—	(2)
	11,319	10,064	8,282
Valuation allowance	616	415	141
Total provision for income taxes	$ 134,760	$ 110,080	$ 77,380

The effective tax rate differs from the statutory tax rates as follows:

	Years ended December 31		
	2011	2010	2009
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of related federal income tax benefit	4.1	3.5	3.4
Other	(0.6)	(0.4)	(0.5)
Effective income tax rates	38.5%	38.1%	37.9%

Deferred U.S. income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences consisted primarily of undistributed earnings considered permanently invested in operations outside the U.S. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

Deferred income tax liabilities are taxes the Company expects to pay in future periods. Similarly, deferred income tax assets are recorded for expected reductions in taxes payable in future periods. Deferred income taxes arise because of the differences in the book and tax bases of certain assets and liabilities. Deferred income tax liabilities and assets consist of the following:

	December 31	
	2011	2010
Long-term deferred income tax liability:		
Leasehold improvements, property and equipment	$ 127,706	$ 96,399
Goodwill and other assets	990	815
Total long-term deferred income tax liability	128,696	97,214
Long-term deferred income tax asset:		
Deferred rent	35,645	30,806
Gift card liability	373	271
Capitalized transaction costs	504	502
Stock-based compensation and other employee benefits	28,079	15,548
Foreign net operating loss carry-forwards	1,397	617
Valuation allowance	(1,683)	(1,055)
Total long-term deferred income tax asset	64,315	46,689
Net long-term deferred income tax liability	64,381	50,525
Current deferred income tax liability:		
Prepaid assets and other	1,982	1,532
Total current deferred income tax liability	1,982	1,532
Current deferred income tax asset:		
Allowances, reserves and other	8,094	5,912
Other employee benefits	234	45
Valuation allowance	(108)	(108)
Total current deferred income tax asset	8,220	5,849
Net current deferred income tax asset	6,238	4,317
Total deferred income tax liability	$ 58,143	$ 46,208

As of December 31, 2011 and 2010, the Company had no unrecognized tax benefits. There was no change in the amount of unrecognized tax benefits as a result of tax positions taken during the year or in prior periods or due to settlements with taxing authorities or lapses of applicable statutes of limitations. The Company is open to federal and state tax audits until the applicable statutes of limitations expire. Tax audits by their very nature are often complex and can require several years to complete. The Company is no longer subject to U.S. federal tax examinations by tax authorities for tax years before 2008. For the majority of states where the Company has a significant presence, it is no longer subject to tax examinations by tax authorities for tax years before 2007. The Company's foreign net operating losses begin expiring in 2028.

4. Shareholders' Equity

Through December 31, 2011, the Company's Board of Directors authorized three separate plans to repurchase shares of common stock, which combined authorize expenditures of up to $300 million. The shares may be purchased from time to time in open market transactions, subject to market conditions. The shares of common stock repurchased under authorized programs were 220, 828 and 1,298 for a total cost of $63,508, $115,885 and $84,089 during 2011, 2010 and 2009, respectively. As of December 31, 2011, $6,554 was available to be repurchased under the current agreement. The 3,038 shares are being held in treasury until such time as they are reissued or retired, at the discretion of the Board of Directors.

On February 1, 2012, the Company announced that its Board of Directors authorized the repurchase of up to an additional $100 million to repurchase shares of common stock.

During 2010, the Company repurchased shares of common stock from participants of stock incentive plans, which are netted and surrendered as payment for applicable tax withholding on the vesting of their stock awards. Shares surrendered by the participants in accordance with the stock incentive plan and the applicable award agreements are deemed repurchased by the Company but are not part of publicly announced share repurchase programs. In the year ended 2010, the Company repurchased 67 shares for a total cost of $10,717.

5. Stock Based Compensation

The Chipotle Mexican Grill, Inc. 2011 Stock Incentive Plan (the "2011 Incentive Plan") was approved at the Company's annual meeting of shareholders on May 25, 2011. Shares issued prior to the 2011 Incentive Plan were issued subject to previous stock plans. For purposes of counting the shares remaining available under the 2011 Incentive Plan, each share issuable pursuant to outstanding full value awards, such as restricted stock units and performance shares, will count as two shares used, whereas each share underlying a stock appreciation right or stock option will count as one share used. Under the 2011 Incentive Plan, 3,360 shares of common stock have been authorized and reserved for issuances to eligible employees, of which 3,357 represent shares that were authorized for issuance but not issued at December 31, 2011. The 2011 Incentive Plan is administered by the Compensation Committee of the Board of Directors, which has the authority to select the individuals to whom awards will be granted, to determine the type of awards and when the awards are to be granted, the number of shares to be covered by each award, the vesting schedule and all other terms and conditions of the awards. The exercise price for stock awards granted under the 2011 Incentive Plan cannot be less than fair market value at the date of grant.

The Company granted stock options prior to 2008, and has granted stock only stock appreciation rights ("SOSARs") since that time. SOSARs vest equally over two and three years and expire after seven years. Stock-based compensation expense is generally recognized on a straight-line basis for each separate vesting portion. Compensation expense related to employees eligible to retire and retain full rights to the awards is recognized over six months which coincides with the notice period. Compensation expense on performance shares, which is based on the quantity of awards the Company has determined are probable of vesting, is recognized over the longer of the estimated performance goal attainment period or time vesting period. Stock-based compensation expense, including options, SOSARs and stock awards, was $42,965 ($26,166 net of tax) in 2011, $22,280 ($13,713 net of tax) in 2010 and $15,665 ($9,663 net of tax) in 2009. For the years ended December 31, 2011, 2010 and 2009, $1,583, $899 and $673, respectively, of stock-based compensation expense was recognized as capitalized development and is included in leasehold improvements, property and equipment in the consolidated balance sheet.

The tables below summarize the option and SOSAR activity under the stock incentive plans (in thousands, except years and per share data):

	2011		2010		2009	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	1,451	$ 82.56	1,245	$ 66.08	1,214	$ 52.49
Granted	587	$ 268.73	561	$ 104.23	578	$ 53.36
Exercised	(536)	$ 76.78	(325)	$ 56.95	(536)	$ 22.02
Forfeited	(16)	$ 173.05	(28)	$ 84.60	(8)	$ 55.02
Expired	—	—	(2)	$ 22.00	(3)	$ 22.00
Outstanding, end of year	1,486	$ 157.07	1,451	$ 82.56	1,245	$ 66.08

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Years of Contractual Life	Aggregate Instrinsic Value
Outstanding as of December 31, 2011	1,486	$ 157.07	5.3	$ 268,389
Vested and expected to vest as of December 31, 2011	1,470	$ 156.40	5.3	$ 266,611
Exercisable as of December 31, 2011	83	$ 76.09	4.6	$ 21,701

The SOSARs granted during 2011 include 190 SOSARs that contain performance conditions. The total intrinsic value of options and SOSARs exercised during the years ended December 31, 2011, 2010 and 2009 was $113,752, $32,957 and $31,753. Unearned compensation as of December 31, 2011 was $35,587 for options and SOSAR awards. The remaining vesting period as of December 31, 2011 for unvested options and SOSAR awards was between 0.1 and 2.1 years.

A summary of non-vested stock award activity under the stock incentive plans is as follows (in thousands, except per share data):

	2011		2010		2009	
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value
Outstanding, beginning of year	205	$ 148.22	257	$ 71.03	229	$ 75.06
Granted	6	$ 272.28	118	$ 215.76	90	$ 55.71
Vested	(3)	$ 87.36	(166)	$ 78.85	(60)	$ 63.89
Forfeited	(1)	$ 53.36	(4)	$ 53.36	(2)	$ 53.36
Outstanding, end of year	207	$ 153.40	205	$ 148.22	257	$ 71.03

At December 31, 2011, 111 of the outstanding non-vested stock awards were subject to both service and performance conditions. The quantity of shares that ultimately vest is determined based on the cumulative cash flow from operations reached during the three year period ending on September 30, 2013. If the cumulative cash flow from operations during the three year period does not reach a specified level, no shares will vest. Unearned compensation as of December 31, 2011 was $9,049 for non-vested stock awards the Company has determined are probable of vesting. The remaining vesting period as of December 31, 2011 for non-vested stock awards was between 0 and 2.1 years. The fair value of shares earned as of the vesting date during the year ended December 31, 2011, 2010, and 2009 was $961 and $25,369, and $3,330, respectively.

The following table reflects the average assumptions utilized in the Black-Scholes option-pricing model to value SOSAR awards granted for each year:

	2011	2010	2009
Risk-free interest rate	1.6%	1.5%	1.5%
Expected life (years)	3.4	3.4	4.2
Expected dividend yield	0.0%	0.0%	0.0%
Volatility	51%	51%	42%
Weighted-average Black-Scholes fair value per share at date of grant	$ 101.91	$ 39.52	$ 18.85

The Company has not paid dividends to date and does not plan to pay dividends in the near future. The risk-free interest rate is based upon U.S. Treasury rates for instruments with similar terms. The expected life and volatility assumptions were based on Company-specific historical data.

6. Employee Benefit Plans

The Company maintains the Chipotle Mexican Grill 401(k) plan (the "401(k) Plan"). The Company matches 100% of the first 3% of pay contributed by each eligible employee and 50% on the next 2% of pay contributed.

Employees become eligible to receive matching contributions after one year of service with the Company. For the years ended December 31, 2011, 2010 and 2009, Company matching contributions totaled approximately $2,039, $1,734 and $1,462, respectively.

The Company maintains the Chipotle Mexican Grill, Inc. Supplemental Deferred Investment Plan (the "Deferred Plan") which covers eligible employees of the Company. The Deferred Plan is a non-qualified, unfunded plan that allows participants to make tax-deferred contributions that cannot be made under the 401(k) Plan because of Internal Revenue Service limitations. Participants' earnings on contributions made to the Deferred Plan fluctuate with the actual earnings and losses of a variety of available investment choices selected by the participant. Total liabilities under the Deferred Plan as of December 31, 2011 and 2010 were $6,802 and $5,115, respectively, and are included in other long-term liabilities in the consolidated balance sheet. The Company matches 100% of the first 3% of pay contributed by each eligible employee and 50% on the next 2% of pay contributed once the 401(k) contribution limits are reached. For the years ended December 31, 2011, 2010 and 2009, the Company made deferred compensation matches of $179, $156 and $131 respectively, to the Deferred Plan. As the Deferred Plan is unfunded, the Company is responsible for the earnings and losses. The total expense recognized under the Deferred Plan including the matching contributions was $20, $610 and $538 for the years ended December 31, 2011, 2010 and 2009, respectively.

In February 2012, the Company began offering an employee stock purchase plan ("ESPP"), which was approved at the Company's annual meeting of shareholders on May 25, 2011. Under the ESPP, 250 shares of common stock have been authorized and reserved for issuances to eligible employees. Employees become eligible to contribute after one year of service with the Company and may contribute up to 15% of their base earnings, subject to an annual maximum dollar amount, toward the monthly purchase of the Company's common stock.

7. Leases

The Company generally operates its restaurants in leased premises. Lease terms for traditional shopping center or building leases generally include combined initial and option terms of 20-25 years. Ground leases generally include combined initial and option terms of 30-50 years. The option terms in each of these leases are typically in five-year increments. Typically, the lease includes rent escalation terms every five years including fixed rent escalations, escalations based on inflation indexes, and fair market value adjustments. Certain leases contain contingent rental provisions based upon the sales of the underlying restaurants. The leases generally provide for the payment of common area maintenance, property taxes, insurance and various other use and occupancy costs by the Company. In addition, the Company is the lessee under non-cancelable leases covering certain offices.

Future minimum lease payments required under existing operating leases as of December 31, 2011 are as follows:

2012	$ 133,813
2013	135,247
2014	136,664
2015	137,527
2016	137,985
Thereafter	1,435,159
Total minimum lease payments	$ 2,116,395

Minimum lease payments have not been reduced by minimum sublease rentals of $6,756 due in the future under non-cancelable subleases.

Rental expense consists of the following:

	For the years ended December 31		
	2011	2010	2009
Minimum rentals	$ 130,827	$ 114,750	$ 101,029
Contingent rentals	$ 1,754	$ 1,602	$ 1,500
Sublease rental income	$ (1,390)	$ (1,227)	$ (1,238)

The Company has six sales and leaseback transactions. These transactions do not qualify for sales leaseback accounting because of the Company's deemed continuing involvement with the buyer-lessor due to fixed price renewal options, which results in the transaction being recorded under the financing method. Under the financing method, the assets remain on the consolidated balance sheet and the proceeds from the transactions are recorded as a financing liability. A portion of lease payments are applied as payments of deemed principal and imputed interest. The deemed landlord financing liability was $3,662 as of December 31, 2011. The future minimum lease payments for each of the next five years and thereafter for deemed landlord financing obligations are as follows:

2012	$ 394
2013	394
2014	394
2015	400
2016	421
Thereafter	3,895
Total minimum lease payments	5,898
Less: Interest implicit in lease	(2,236)
Total deemed landlord financing	$ 3,662

Annual Report

8. Loss on Equity Method Investment

During the twelve months ended December 31, 2011, the Company recognized losses of $2,486 on its equity method investment in ANGR Holdings, LLC, which operated the restaurants awarded on the television program America's Next Great Restaurant prior to their closure. The recognized losses, which represent the entire amount of the Company's investment, are included in interest and other expense in the consolidated statement of income.

9. Earnings Per Share

Basic earnings per share is calculated by dividing income available to common shareholders by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share ("diluted EPS") is calculated using income available to common shareholders divided by diluted weighted-average shares of common stock outstanding during each period. Potentially dilutive securities include shares of common stock underlying stock options, SOSARs and non-vested stock awards. Diluted EPS considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect. SOSARs to purchase 240, 340 and 532 shares of common stock were excluded from the calculation of 2011, 2010 and 2009 diluted EPS, respectively, because they were anti-dilutive. In addition, 224, 60 and 119 stock awards subject to performance conditions were excluded from the 2011, 2010 and 2009 calculations of diluted EPS. The following table sets forth the computations of basic and dilutive earnings per share:

	Year ended December 31		
	2011	2010	2009
Net income	$ 214,945	$ 178,981	$ 126,845
Shares:			
Weighted average number of common shares outstanding	31,217	31,234	31,766
Dilutive stock options and SOSARs	497	422	247
Dilutive non-vested stock awards	61	79	89
Diluted weighted-average number of common shares outstanding	31,775	31,735	32,102
Basic earnings per share	$ 6.89	$ 5.73	$ 3.99
Diluted earnings per share	$ 6.76	$ 5.64	$ 3.95

10. Commitments and Contingencies

Purchase Obligations

The Company enters into various purchase obligations in the ordinary course of business. Those that are binding primarily relate to amounts owed under contractor and subcontractor agreements, orders submitted for equipment for restaurants under construction, commitment for food purchases, and corporate sponsorships. As of December 31, 2011, total purchase obligations were $73,455.

Litigation

In 2006, Maurizio Antoninetti filed suit against the Company in the U.S. District Court for the Southern District of California, primarily claiming that the height of the serving line wall in the Company's restaurants violated the Americans with Disabilities Act, or ADA, as well as California disability laws. On December 6, 2006, Mr. Antoninetti filed an additional lawsuit in the same court making the same allegations on a class action basis, on behalf of himself and a purported class of disabled individuals, and a similar class action was filed by James Perkins in U.S. District Court for the Central District of California on May 7, 2008.

In the individual Antoninetti action, the district court entered a ruling in which it found that although the Company's counter height violated the ADA, the Company provided the plaintiff with an equivalent facilitation, and awarded attorney's fees and minimal damages to the plaintiff which the Company has accrued. The Company and the plaintiff appealed the district court's ruling to the U.S. Court of Appeals for the Ninth Circuit, and on July 26, 2010, the appeals court entered a ruling finding that the Company violated the ADA and did not provide the plaintiff with an equivalent facilitation, and remanded the case to the district court. The district court will now determine the damages and injunctive relief and final award of attorneys fees to which Antoninetti is entitled based on the court of appeals ruling.

The Company lowered the height of its serving line walls throughout California some time ago, which makes injunctive relief in both the individual and class actions moot, and has the lower serving line walls in a significant majority of its restaurants outside of California as well. The Company will vigorously defend the class action cases, including by contesting certification of a plaintiff class. It is not possible at this time to reasonably estimate the outcome of, or any additional potential liability from, these cases.

A lawsuit has been filed against the Company in California alleging violations of state laws regarding employee record-keeping, meal and rest breaks, payment of overtime and related practices with respect to its employees. The case originally sought damages, penalties and attorney's fees on behalf of a purported class of the Company's present and former employees. The court denied the plaintiff's motion to certify the purported class, and as a result the action can proceed, if at all, as an action by a single plaintiff. The plaintiff has appealed the court's denial of class certification, and the appeal remains pending. Although the Company has various defenses, it is not possible at this time to reasonably estimate the outcome of or any potential liability from this case.

Following an inspection during 2010 by the U.S. Department of Homeland Security ("DHS") of the work authorization documents of the Company's restaurant employees in Minnesota, the Immigration and Customs Enforcement arm of DHS ("ICE") issued to the Company a Notice of Suspect Documents identifying a large number of employees who, according to ICE and notwithstanding the Company's review of work authorization documents for each employee at the time they were hired, appeared not to be authorized to work in the U.S. The Company approached each of the named employees to explain ICE's determination and afforded each employee an opportunity to confirm the validity of their original work eligibility documents, or provide valid work eligibility documents. Employees who were unable to provide valid work eligibility documents were terminated in accordance with the law. In December 2010, the Company was also requested by DHS to provide the work authorization documents of restaurant employees in the District of Columbia and Virginia, and the Company provided the requested documents in January 2011. The Company has received additional requests for work authorization documents covering a small number of individual restaurants as well, and ICE's investigation remains ongoing. In April 2011 the Company also received notice from the office of the U.S. Attorney for the District of Columbia that it is conducting an investigation into these matters through its criminal division. The Company believes its practices with regard to the work authorization of its employees, including the review and retention of work authorization documents, are in compliance with applicable law. However, the termination of large numbers of employees in a short period of time does disrupt restaurant operations and results in a temporary increase in labor costs as new employees are trained. It is not possible at this time to determine whether the Company will incur any fines, penalties or further liabilities in connection with these matters.

In the normal course of business, the Company is subject to other proceedings, lawsuits and claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of December 31, 2011. These matters could affect the operating results of any one quarter when resolved in future periods. Management does not believe that any monetary liability or financial impact to the Company as a result of these proceedings or claims will be material to the Company's annual consolidated financial statements. However, a significant increase in the number of these claims, or one or more successful claims resulting in greater liabilities than the Company currently anticipates, could materially and adversely affect the Company's business, financial condition, results of operation or cash flows.

11. Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data:

	2011			
	March 31	June 30	September 30	December 31
Revenue	$ 509,384	$ 571,561	$ 591,854	$ 596,749
Operating income	$ 74,821	$ 83,863	$ 98,010	$ 93,868
Net income	$ 46,382	$ 50,657	$ 60,433	$ 57,473
Basic earnings per share	$ 1.49	$ 1.63	$ 1.93	$ 1.84
Diluted earnings per share	$ 1.46	$ 1.59	$ 1.90	$ 1.81

	2010			
	March 31	June 30	September 30	December 31
Revenue	$ 409,686	$ 466,841	$ 476,874	$ 482,521
Operating income	$ 61,296	$ 74,959	$ 77,584	$ 73,992
Net income	$ 37,847	$ 46,461	$ 48,228	$ 46,445
Basic earnings per share	$ 1.20	$ 1.48	$ 1.55	$ 1.50
Diluted earnings per share	$ 1.19	$ 1.46	$ 1.52	$ 1.47

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our co-Chief Executive Officers and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2011, we carried out an evaluation, under the supervision and with the participation of our management, including our co-Chief Executive Officers and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our co-Chief Executive Officers and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Changes in Internal Control over Financial Reporting

There were no changes during the fiscal quarter ended December 31, 2011 in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of Chipotle Mexican Grill, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on that assessment, management concluded that, as of December 31, 2011, the Company's internal control over financial reporting was effective based on the criteria established in Internal Control Integrated Framework.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting. This report follows.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Chipotle Mexican Grill, Inc.

We have audited Chipotle Mexican Grill, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Chipotle Mexican Grill, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Chipotle Mexican Grill, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011, and our report dated February 10, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Denver, Colorado
February 10, 2012

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated by reference from the definitive proxy statement for our 2012 annual meeting of shareholders, which will be filed no later than 120 days after December 31, 2011.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference from the definitive proxy statement for our 2012 annual meeting of shareholders, which will be filed no later than 120 days after December 31, 2011.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized for Issuance Under Equity Compensation Plans

The following table presents information regarding options and rights outstanding under our equity compensation plans as of December 31, 2011. All options/SOSARs reflected are options to purchase common stock.

	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights(1)	(b) Weighted-Average Exercise Price of Outstanding Options and Rights(1)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))(2)
Equity Compensation Plans Approved by Security Holders:	1,693,320	$157.07	3,607,000
Equity Compensation Plans Not Approved by Security Holders:	None.	N/A	None.
Total	1,693,320	$157.07	3,607,000

(1) Includes shares issuable in connection with performance shares, which will be issued only in the event of our achievement of performance criteria associated with the awards, with the number of shares issuable dependent on our level of performance. The weighted-average exercise price in column (b) includes the weighted-average exercise price of stock options and SOSARs only.

(2) Includes 3,357,000 shares remaining available under the Chipotle Mexican Grill, Inc. 2011 Stock Incentive Plan, and 250,000 shares remaining available under the Chipotle Mexican Grill, Inc. Employee Stock Purchase Plan. In addition to being available for future issuance upon exercise of SOSARs or stock options that may be granted after December 31, 2011, all of the shares available for grant under the Chipotle Mexican Grill, Inc. 2011 Stock Incentive Plan may instead be issued in the form of restricted stock, restricted stock units, performance shares or other equity-based awards. Each share underlying a full value award such as restricted stock, restricted stock units or performance shares counts as two shares used against the total number of securities authorized under the plan.

Additional information for this item is incorporated by reference from the definitive proxy statement for our 2012 annual meeting of shareholders, which will be filed no later than 120 days after December 31, 2011.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference from the definitive proxy statement for our 2012 annual meeting of shareholders, which will be filed no later than 120 days after December 31, 2011.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference from the definitive proxy statement for our 2012 annual meeting of shareholders, which will be filed no later than 120 days after December 31, 2011.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. All Financial statements

Consolidated financial statements filed as part of this report are listed under Item 8. "Financial Statements and Supplementary Data."

2. Financial statement schedules

No schedules are required because either the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

3. Exhibits

The exhibits listed on the accompanying Exhibit Index are filed or incorporated by reference as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHIPOTLE MEXICAN GRILL, INC.

By: /s/ JOHN R. HARTUNG
Name: **John R. Hartung**
Title: **Chief Financial Officer**

Date: February 10, 2012

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steve Ells, Montgomery Moran and John Hartung, and each of them, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Date	Title
/s/ STEVE ELLS **Steve Ells**	February 10, 2012	Co-Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)
/s/ MONTGOMERY F. MORAN **Montgomery F. Moran**	February 10, 2012	Co-Chief Executive Officer (principal executive officer)
/s/ JOHN R. HARTUNG **John R. Hartung**	February 10, 2012	Chief Financial Officer (principal financial and accounting officer)
/s/ ALBERT S. BALDOCCHI **Albert S. Baldocchi**	February 10, 2012	Director
/s/ JOHN S. CHARLESWORTH **John S. Charlesworth**	February 10, 2012	Director
/s/ NEIL W. FLANZRAICH **Neil W. Flanzraich**	February 10, 2012	Director
/s/ PATRICK J. FLYNN **Patrick J. Flynn**	February 10, 2012	Director
/s/ DARLENE J. FRIEDMAN **Darlene J. Friedman**	February 10, 2012	Director

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation.(1)
3.2	Amended and Restated Bylaws.(2)
4.1	Form of Stock Certificate for Shares of Common Stock.
10.1†	Amended and Restated Chipotle Mexican Grill, Inc. 2006 Cash Incentive Plan.(3)
10.2†	Amended and Restated Chipotle Mexican Grill, Inc. 2006 Stock Incentive Plan.(4)
10.2.1†	Form of 2006 Option Agreement.(5)
10.2.2†	Form of 2007 Stock Option Agreement.(6)
10.2.3†	Form of 2008 Stock Appreciation Rights Agreement.(7)
10.2.4†	Form of Board Restricted Stock Units Agreement.(8)
10.2.5†	Form of 2009 Stock Appreciation Rights Agreement.(9)
10.2.6†	Form of Performance Share Agreement.(4)
10.2.7†	Form of 2011 Stock Appreciation Rights Agreement.(4)
10.2.8†	Form of 2011 Performance-Based Stock Appreciation Rights Agreement.(4)
10.3†	Chipotle Mexican Grill, Inc. 2011 Stock Incentive Plan.(10)
10.3.1†	Amendment No. 1 to Chipotle Mexican Grill, Inc. 2011 Stock Incentive Plan
10.4	Amended and Restated Registration Rights Agreement dated January 31, 2006 among Chipotle Mexican Grill, Inc., McDonald's Corporation and certain shareholders.(11)
10.5	Separation Agreement dated September 7, 2006 between Chipotle Mexican Grill, Inc. and McDonald's Corporation.(12)
10.6†	Board Pay Policies.(13)
10.7†	Chipotle Mexican Grill, Inc. Supplemental Deferred Investment Plan.(6)
10.8†	Amendment No. 1 to Chipotle Mexican Grill, Inc. Supplemental Deferred Investment Plan.(14)
10.9†	Amendment No. 2 to Chipotle Mexican Grill, Inc. Supplemental Deferred Investment Plan.(15)
10.10†	Form of Director and Officer Indemnification Agreement.(16)
10.11†	Chipotle Mexican Grill, Inc. Employee Stock Purchase Plan
21.1	Subsidiaries of Chipotle Mexican Grill, Inc.
23.1	Consent of Ernst & Young LLP (as the independent registered public accounting firm of Chipotle Mexican Grill, Inc.).
24.1	Power of Attorney (included on signature page of this report).
31.1	Certification of Chairman and Co-Chief Executive Officer of Chipotle Mexican Grill, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Co-Chief Executive Officer of Chipotle Mexican Grill, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.3	Certification of Chief Financial Officer of Chipotle Mexican Grill, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Co-Chief Executive Officers and Chief Financial Officer of Chipotle Mexican Grill, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101 The following financial statements, formatted in XBRL: (i) Consolidated Balance Sheets as of December 31, 2011 and December 31, 2010, (ii) Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009, (iii) Consolidated Statement of Shareholders' Equity and Comprehensive Income for the years ended December 31, 2011, 2010 and 2009, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009; and (v) Notes to the Consolidated Financial Statements. The information in Exhibit 101 is "furnished" and not "filed," as provided in Rule 402 of Regulation S-T.

---

†- denotes management contract or compensatory plan or arrangement.

(1) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Registration Statement on Form 8-A/A filed with the Securities and Exchange Commission on December 16, 2009 (File No. 001-32731).

(2) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2009 (File No. 001-32731).

(3) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2008 (File No. 001-32731).

(4) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission on February 17, 2011 (File No. 001-32731).

(5) Incorporated by reference to Exhibit 10.4 to Amendment No. 3 to Chipotle Mexican Grill, Inc.'s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 10, 2006 (File No. 333-129221).

(6) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission on February 23, 2007 (File No. 001-32731)

(7) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission on February 26, 2008 (File No. 001-32731)

(8) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed with the Securities and Exchange Commission on July 21, 2011 (File No. 001-32731).

(9) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission on February 19, 2009 (File No. 001-32731).

(10) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 26, 2011 (File No. 001-32731).

(11) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 17, 2006 (File No. 001-32731).

(12) Incorporated by reference to Exhibit 10.8 to Chipotle Mexican Grill, Inc.'s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on September 8, 2006 (File No. 333-137177).

(13) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Quarterly Report on Form 10-Q filed July 27, 2010 (File No. 001-32731).

(14) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed with the Securities and Exchange Commission on August 1, 2007 (File No. 001-32731).

(15) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the Securities and Exchange Commission on October 31, 2007 (File No. 001-32731).

(16) Incorporated by reference to Chipotle Mexican Grill, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2007 (File No. 001-32731).

CHIPOTLE
MEXICAN GRILL

Chipotle Mexican Grill, Inc.
1401 Wynkoop Street, Suite 500
Denver, CO 80202

April 9, 2012

DEAR SHAREHOLDER:

You are cordially invited to attend the annual meeting of shareholders of Chipotle Mexican Grill, Inc., which will be held on May 31, 2012 at 8:00 a.m. local time at The Westin Denver Downtown, 1672 Lawrence Street, Denver, Colorado. Details of the business to be conducted at the annual meeting are given in the notice of meeting and proxy statement that follow.

Please vote promptly by following the instructions in this proxy statement or in the Notice of Internet Availability of Proxy Materials that was mailed to you.

Sincerely,

/s/ Steve Ells

Chairman of the Board and Co-Chief Executive Officer

NOTICE OF MEETING

The 2012 annual meeting of shareholders of Chipotle Mexican Grill, Inc. will be held on May 31, 2012 at 8:00 a.m. local time at The Westin Denver Downtown, 1672 Lawrence Street, Denver, Colorado, 80202. Shareholders will consider and take action on the following matters:

1. Election of the two directors named in this proxy statement, Steve Ells and Pat Flynn, each to serve a three-year term (Proposal A);
2. An advisory vote to approve the compensation of our executive officers as disclosed in this proxy statement (or "say-on-pay," Proposal B);
3. Ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2012 (Proposal C);
4. A shareholder proposal, if properly presented at the meeting (Proposal D); and
5. Such other business as may properly come before the meeting or any adjournments or postponements of the meeting.

Information with respect to the above matters is set forth in the proxy statement that accompanies this notice.

The record date for the meeting has been fixed by the Board of Directors as the close of business on April 2, 2012. Shareholders of record at that time are entitled to vote at the meeting.

By order of the Board of Directors

/s/ Monty Moran

Co-Chief Executive Officer, Secretary and Director

April 9, 2012

Please execute your vote promptly by following the instructions included on the Notice of Internet Availability of Proxy Materials that was provided to you, or as described under "How do I vote?" on page 1 of the accompanying proxy statement.

CHIPOTLE MEXICAN GRILL, INC.
1401 Wynkoop Street, Suite 500
Denver, CO 80202

PROXY STATEMENT

ANNUAL MEETING INFORMATION

This proxy statement contains information related to the annual meeting of shareholders of Chipotle Mexican Grill, Inc. to be held on Thursday, May 31, 2012, beginning at 8:00 a.m. at The Westin Denver Downtown, 1672 Lawrence Street, Denver, Colorado. This proxy statement was prepared under the direction of Chipotle's Board of Directors to solicit your proxy for use at the annual meeting. It will be made available to shareholders on or about April 9, 2012.

Who is entitled to vote and how many votes do I have?

If you were a shareholder of record of our common stock on April 2, 2012, you are entitled to vote at the annual meeting, or at any postponement or adjournment of the annual meeting. On each matter to be voted on, you may cast one vote for each share of common stock you hold. As of April 2, 2012 there were 31,681,713 shares of common stock outstanding and entitled to vote.

What am I voting on?

You will be asked to vote on four proposals:

Proposal A – Election of two directors: Steve Ells and Patrick J. Flynn.

Proposal B – An advisory vote to approve the compensation of our executive officers as disclosed in this proxy statement ("say-on-pay").

Proposal C – Ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2012.

Proposal D – A shareholder proposal, if properly presented at the meeting.

The Board of Directors is not aware of any other matters to be presented for action at the meeting.

How does the Board of Directors recommend I vote on the proposals?

The Board of Directors recommends a vote **FOR** each candidate for director, **FOR** proposals B and C, and **AGAINST** proposal D.

How do I vote?

If you hold your shares through a broker, bank, or other nominee in "street name," you need to submit voting instructions to your broker, bank or other nominee in order to cast your vote. In most instances you can do this over the Internet. The Notice of Internet Availability of Proxy Materials that was mailed to you has specific instructions for how to submit your vote, or if you have received or request a hard copy of this proxy statement you may mark, sign, date and mail the accompanying voting instruction form in the postage-paid envelope provided. Your vote is revocable by following the procedures outlined in this proxy statement. However, since you are not a shareholder of record you may not vote your shares in person at the meeting without obtaining authorization from your broker, bank or other nominee.

If you are a shareholder of record, you can vote your shares over the Internet as described in the Notice of Internet Availability of Proxy Materials that was mailed to you, or if you have received or request a hard copy of this proxy statement and accompanying form of proxy card you may vote by telephone as described on the proxy card, or by mail by marking, signing, dating and mailing your proxy card in the postage-paid envelope provided. Your designation of a proxy is revocable by following the procedures outlined in this proxy statement. The method by which you vote will not limit your right to vote in person at the annual meeting.

If you receive hard copy materials and sign and return your proxy card without specifying choices, your shares will be voted as recommended by the Board of Directors.

Will my shares held in street name be voted if I do not provide voting instructions?

Under the rules of the New York Stock Exchange, or NYSE, on voting matters characterized by the NYSE as "routine," NYSE member firms have the discretionary authority to vote shares for which their customers do not provide voting instructions. On non-routine proposals, such "uninstructed shares" may not be voted by member firms. Only the proposal to ratify the appointment of our independent registered public accounting firm is considered a routine matter for this purpose. As a result of an NYSE rule change and unlike at annual meetings prior to 2011, election of directors is not considered a routine matter. The say-on-pay vote in proposal B and the shareholder proposal in proposal D are also not considered routine matters. Accordingly, if you hold your shares through a brokerage firm and do not provide timely voting instructions, your shares will only be voted on proposal C. **Because of the impact of NYSE rules on share voting, we strongly encourage you to exercise your right to vote in the election of directors and other matters to be voted on at the annual meeting.**

Can I change my vote?

You can change your vote or revoke your proxy at any time before it is voted at the annual meeting by:

- re-submitting your vote on the Internet;
- if you are a shareholder of record, by sending a written notice of revocation to our corporate Secretary at our principal offices, 1401 Wynkoop Street, Suite 500, Denver, Colorado, 80202; or
- if you are a shareholder of record, by attending the annual meeting and voting in person.

Attendance at the annual meeting will not by itself revoke your proxy. If you hold shares in street name and wish to cast your vote in person at the meeting, you must contact your broker, bank or other nominee to obtain authorization to vote.

What constitutes a quorum?

A quorum is necessary to conduct business at the annual meeting. At any meeting of our shareholders, the holders of a majority in voting power of our outstanding shares of common stock entitled to vote at the meeting, present in person or by proxy, constitutes a quorum for all purposes. You are part of the quorum if you have voted by proxy. Abstentions, broker non-votes and votes withheld from director nominees count as "shares present" at the meeting for purposes of determining whether a quorum exists. A broker non-vote occurs when a broker, bank or other nominee who holds shares for another does not vote on a particular item because the nominee has not received instructions from the owner of the shares and does not have discretionary voting authority for that item.

What vote is required to approve each proposal?

Proposal A – The two nominees for director receiving the highest number of votes cast in person or by proxy at the annual meeting will be elected. If you mark your proxy to "withhold" your vote for a particular nominee on your proxy card, your vote will not count "for" the nominee. Broker non-votes will also not count as "for" any nominee.

Proposals B and D – Approval of the say-on-pay vote and the shareholder proposal (if properly presented at the meeting) each require the affirmative vote of a majority of the votes cast at the annual meeting in order to be approved. Because these votes are advisory, they will not be binding on the Board or Chipotle. However, the Board will review the voting results and take them into consideration when making future decisions regarding the matters subject to the votes. Abstentions and broker non-votes are not counted as votes cast and will have no effect on the outcome of these proposals.

Proposal C – Approval of the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2012 requires the affirmative vote of a majority of the votes cast at the annual meeting in order to be approved. Ratification by the shareholders of our appointment of independent auditors is not required and therefore this vote is advisory only. See proposal C for additional information about the effect of the voting outcome on this proposal. Abstentions and broker non-votes are not counted as votes cast and will have no effect on the outcome of this proposal.

How is this proxy statement being delivered?

We have elected to deliver our proxy materials electronically over the Internet as permitted by rules of the Securities and Exchange Commission, or SEC. As required by those rules, we are distributing to our shareholders of record and beneficial owners as of the close of business on April 2, 2012 a Notice of Internet Availability of Proxy Materials. On the date of distribution of the notice, all shareholders and beneficial owners will have the ability to access all of the proxy materials at the URL address included in the notice. These proxy materials are also available free of charge upon request at 1-800-690-6903, or by e-mail at sendmaterial@proxyvote.com, or by writing to Chipotle Mexican Grill, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Requests by e-mail or in writing should include the 12-digit control number included on the notice you received.

If you would like to receive the Notice of Internet Availability of Proxy Materials via e-mail rather than regular mail in future years, please follow the instructions on the notice, or enroll on the Investors page of our web site at www.chipotle.com. Delivering future notices by e-mail will help us reduce the cost and environmental impact of our annual meeting.

Who is bearing the cost of this proxy solicitation?

We will bear the cost of preparing, assembling and mailing the Notice of Internet Availability of Proxy Materials; of making these proxy materials available on the Internet and providing hard copies of the materials to shareholders who request them; and of reimbursing brokers, nominees, fiduciaries and other custodians for the out-of-pocket and clerical expenses of transmitting copies of the Notice of Internet Availability of Proxy Materials and the proxy materials themselves to the beneficial owners of the shares. A few of our officers and employees may participate in the solicitation of proxies, without additional compensation, by telephone, e-mail or other electronic means or in person.

BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

The following tables set forth information as of April 2, 2012, as to the beneficial ownership of shares of our common stock by:

- each person (or group of affiliated persons) known to us to beneficially own more than 5 percent of our common stock;
- each of the executive officers listed in the Summary Compensation Table appearing later in this proxy statement;
- each of our directors; and
- all of our current executive officers and directors as a group.

The number of shares beneficially owned by each shareholder is determined under SEC rules and generally includes shares for which the holder has voting or investment power. The information does not necessarily indicate beneficial ownership for any other purpose. The percentage of beneficial ownership shown in the following tables is based on 31,681,713 outstanding shares of common stock as of April 2, 2012. For purposes of calculating each person's or group's percentage ownership, shares of common stock issuable pursuant to the terms of stock options, stock appreciation rights or restricted stock units exercisable or vesting within 60 days after April 2, 2012 are included as outstanding and beneficially owned for that person or group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

Name of Beneficial Owner	Total Shares Beneficially Owned	Percentage of Class Beneficially Owned
Beneficial holders of 5% or more of outstanding common stock		
BlackRock, Inc. (1)	1,735,805	5.48%
Capital World Investors (2)	3,128,182	9.87%
FMR LLC (3)	4,297,151	13.56%
Jennison Associates LLC (4)	1,594,155	5.03%
Prudential Financial, Inc. (4)	1,637,957	5.17%
T. Rowe Price Associates, Inc. (5)	3,024,841	9.55%
The Vanguard Group, Inc. (6)	1,657,938	5.23%
Directors and executive officers		
Steve Ells (7)	246,802	*
Montgomery Moran (7)(8)	148,837	*
John Hartung (9)	34,930	*
Bob Blessing	6,000	*
Mark Crumpacker (10)	9,500	*
Albert Baldocchi (7)(11)(12)	89,874	*
John Charlesworth (11)	9,573	*
Neil Flanzraich (11)	2,767	*
Patrick Flynn (11)	11,275	*
Darlene Friedman (7)(11)(13)	6,775	*
All directors and executive officers as a group (10 people) (14)	566,333	1.79%

* Less than one percent (1 percent)

(1) Based solely on a report on Schedule 13G filed on February 9, 2012. The address of BlackRock, Inc. is 40 East 52nd Street, New York, New York, 10022.

(2) Based solely on a report on Schedule 13G/A filed on February 10, 2012. The address of Capital World Investors is 333 South Hope Street, Los Angeles, California, 90071.

(3) Based solely on a report on Schedule 13G/A filed on February 14, 2012. Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock reflected as beneficially owned by FMR LLC. The interest of one person, Fidelity Contrafund, an investment company registered under the Investment Company Act of 1940, in the shares of common stock reflected as beneficially owned by FMR LLC amounted to 2,810,954 shares or 8.9% of the total outstanding common stock at April 2, 2012. The address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts, 02109.

(4) Based solely on reports on Schedule 13G filed by each of Jennison Associates LLC and Prudential Financial, Inc. on February 13, 2012. The address of Jennison Associates LLC is 466 Lexington Avenue, New York, New York, 10017 and the address of Prudential Financial, Inc. is 751 Broad Street, Newark, New Jersey, 07102-3777. Prudential Financial, Inc. indirectly owns 100% of equity interests of Jennison Associates LLC. As a result, Prudential may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Jennison may have with respect to the common stock held by Jennison; as such, shares reported on Jennison's 13G may be included in the shares reported on the 13G filed by Prudential.

(5) Based solely on a report on Schedule 13G/A filed on February 13, 2012. Shares beneficially owned by T. Rowe Price Associates, Inc. (Price Associates) are owned by various individual and institutional investors which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland, 21202.

(6) Based solely on a report on Schedule 13G filed on February 10, 2012. The address of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, Pennsylvania, 19355.

(7) A portion of the shares beneficially owned by Mr. Ells, Mr. Moran, Mr. Baldocchi and Ms. Friedman are entitled to piggyback registration rights.

(8) Shares beneficially owned by Mr. Moran include 15,000 shares underlying vested stock appreciation rights with an exercise price of $103.79 and an expiration date of February 16, 2017.

(9) Shares beneficially owned by Mr. Hartung include: 10,681 shares jointly owned by Mr. Hartung and his spouse; 148 shares beneficially owned by his minor children; and 15,000 shares underlying vested stock appreciation rights with an exercise price of $103.79 and an expiration date of February 16, 2017. Mr. Hartung disclaims beneficial ownership of the shares beneficially owned by his children.

(10) Shares beneficially owned by Mr. Crumpacker include 6,500 shares underlying vested stock appreciation rights with an exercise price of $103.79 and an expiration date of February 16, 2017.

(11) Shares beneficially owned by Messrs. Baldocchi, Charlesworth, Flanzraich and Flynn and Ms. Friedman include 1,696 shares underlying unvested restricted stock units, which are deemed to be beneficially owned because each director is eligible for retirement and the vesting of the awards accelerates in the event of the director's retirement from the Board.

(12) Shares beneficially owned by Mr. Baldocchi include 85,810 shares owned jointly by Mr. Baldocchi and his spouse.

(13) Shares beneficially owned by Ms. Friedman include 4,000 shares held by a revocable trust of which Ms. Friedman is a co-trustee.

(14) See Notes (7) through (13).

PROPOSAL A

ELECTION OF TWO DIRECTORS

Our Board of Directors has seven members divided into three classes. Each director serves a three year term and will continue in office until a successor has been elected and qualified, subject to the director's earlier resignation, retirement or removal from office. The current term of office of our Class I directors will end at this year's annual meeting of shareholders. The current term of office of our Class II directors will end at the annual meeting in 2013 and the term of our Class III directors will end at the annual meeting in 2014.

Steve Ells and Patrick J. Flynn are currently serving as Class I directors and are the nominees for election as directors to serve for a three year term expiring at the 2015 annual meeting of shareholders. Each of the nominees was nominated by the Board upon the recommendation of the Nominating and Corporate Governance Committee, and has consented to serve if elected. If any nominee is unable to serve or will not serve for any reason, the persons designated on the accompanying form of proxy will vote for other candidates in accordance with their judgment. We are not aware of any reason why the nominees would not be able to serve if elected.

The two nominees receiving a plurality of votes cast at the meeting will be elected as Class I directors. Abstentions, withheld votes and broker non-votes will not be treated as a vote for any particular director and will not affect the outcome of the election of directors.

The Board of Directors recommends a vote FOR the election of Messrs. Ells and Flynn as Class I directors.

INFORMATION REGARDING THE BOARD OF DIRECTORS

Biographical Information

The following is biographical information about each of the two nominees and each other current director, including a description of the experience, qualifications and skills that have led the Board to determine that each director should serve on the Board. The respective current terms of all directors expire on the dates set forth below or until their successors are elected and have qualified.

Class I directors whose terms expire at the 2012 annual meeting of shareholders and who are nominees for terms expiring at the 2015 annual meeting		**Age**	**Director Since**
Steve Ells	Mr. Ells founded Chipotle in 1993. He is Co-Chief Executive Officer and was appointed Chairman of the Board in 2005. Prior to launching Chipotle, Mr. Ells worked for two years at Stars restaurant in San Francisco. Mr. Ells's vision—that food served fast doesn't have to be low quality and that delicious food doesn't have to be expensive—is the foundation on which Chipotle is based. This visionary thinking has led to Chipotle accomplishing great things, such as growing from a single restaurant to over 1,200 in just 19 years, and serving more naturally-raised meat than any other restaurant company. This thinking has also resulted in Mr. Ells remaining a principal driving force behind making our company innovative and striving for constant improvement, and he continues to provide important leadership to our executive officers, management team, and Board of Directors. He is also one of the largest individual shareholders of our company. Mr. Ells graduated from the University of Colorado with a Bachelor of Arts degree in art history, and is also a 1990 Culinary Institute of America graduate.	46	1996
Patrick J. Flynn	Prior to retiring in 2001, Mr. Flynn spent 39 years at McDonald's where he held a variety of executive and management positions, most recently as Executive Vice President responsible for strategic planning and acquisitions. From his background as a senior-level restaurant industry executive, Mr. Flynn developed strong capabilities in guiding corporate strategy, and tremendous knowledge of the operational aspects of the restaurant business as well. In addition, Mr. Flynn's past experience as a director of a publicly-held financial institution, and his background in analyzing financial statements of businesses he has led and companies he has considered for acquisition, have given him strong financial analysis skills.	69	1998

Class II directors whose terms expire at the 2013 annual meeting of shareholders		Age	Director Since
Albert S. Baldocchi	Mr. Baldocchi has been self-employed since 2000 as a financial consultant and strategic advisor for and investor in a variety of privately-held companies. His extensive involvement with restaurant companies over a period of 17 years has given Mr. Baldocchi an in-depth knowledge of restaurant company finance, operations and strategy. He also has considerable experience with high-growth companies in the restaurant industry and in other industries, and his experience as a senior investment banker at a number of prominent institutions, including Morgan Stanley, Solomon Brothers and Montgomery Securities, helped him develop solid capabilities in accounting and finance as well. Mr. Baldocchi holds a Bachelor of Science degree in chemical engineering from the University of California at Berkeley and an MBA from Stanford University.	58	1997
Neil W. Flanzraich	Mr. Flanzraich has been a private investor since February 2006, and as an executive board member also runs a number of privately-owned pharmaceutical companies. From 1998 through its sale in January 2006 to TEVA Pharmaceuticals Industries, Ltd., he served as Vice Chairman and President of IVAX Corporation, an international pharmaceutical company. From 1995 to 1998, Mr. Flanzraich served as Chairman of the Life Sciences Legal Practice Group of Heller Ehrman LLP, a law firm, and from 1981 to 1994, served in various capacities at Syntex Corporation, a pharmaceutical company. Mr. Flanzraich's executive experience has helped him develop outstanding skills in leading and managing strong teams of employees, and in oversight of the growth and financing of businesses in a rapidly-evolving market. His legal background also is valuable to us in the risk management area, and Mr. Flanzraich brings to us extensive experience serving as an independent director of other public and privately-held companies. He is a director of Equity One Inc. (NYSE:EQY) and BELLUS Health Inc. (TSX:BLUS). Mr. Flanzraich was a director of Continucare Corporation until October 2011, a director of Javelin Pharmaceuticals, Inc. until July 2010, and a director of RAE Systems, Inc. until March 2009. Mr. Flanzraich received an A.B. from Harvard College and a J.D. from Harvard Law School.	68	2007

Class II directors whose terms expire at the 2013 annual meeting of shareholders (cont'd)		Age	Director Since
Darlene J. Friedman	Prior to retiring in 1995, Ms. Friedman spent 19 years at Syntex Corporation where she held a variety of management positions, most recently as Senior Vice President of Human Resources. While at Syntex, Ms. Friedman was a member of the corporate executive committee and the management committee, and was responsible for the analysis, recommendation and administration of the company's executive compensation programs and worked directly with the compensation committee of Syntex's board. This experience and Ms. Friedman's talent in these areas are invaluable in connection with her service as a director and as a member of our Compensation Committee. Ms. Friedman holds a Bachelor of Arts degree in psychology from the University of California at Berkeley and an MBA from the University of Colorado.	68	1995

Class III directors whose terms expire at the 2014 annual meeting of shareholders		Age	Director Since
John S. Charlesworth	Mr. Charlesworth is currently the sole owner/member of Hunt Business Enterprises LLC and EZ Street LLC, which own commercial properties and own and operate car care facilities. Before retiring in 2000, Mr. Charlesworth worked for McDonald's for 26 years, most recently as President of the Midwest Division of McDonald's USA from July 1997 to December 2000. Prior to that, he served as a Senior Vice President in Southeast Asia from April 1995 to July 1997. His international experience included strategic planning and risk assessment for the growth and development of McDonald's across Southeast Asia, as well as serving as the McDonald's partner representative to seven Southeast Asian joint ventures. His experience with McDonald's included responsibility for managing a large and diverse employee workforce similar in many ways to Chipotle's, and also gave him a detailed knowledge of restaurant operations, site selection and related matters. He also has developed strong financial acumen through his experience at McDonald's as well as running his own business interests. He holds a Bachelor of Science degree in business, majoring in economics, from Virginia Polytechnic Institute.	65	1999

Class III directors whose terms expire at the 2014 annual meeting of shareholders (cont'd)		Age	Director Since
Montgomery F. (Monty) Moran	Mr. Moran is our Co-Chief Executive Officer. He was appointed to this position on January 1, 2009, after serving as President and Chief Operating Officer since March 2005. Mr. Moran previously served as chief executive officer of the Denver law firm Messner & Reeves, LLC, where he was employed since 1996, and as general counsel of Chipotle. His experience as our general counsel from the time we had only a few restaurants through our growth to several hundred restaurants at the time he joined us, has given him an in-depth knowledge and understanding of every aspect of our business. His legal experience ran from trial and employment matters to real estate and other transactional matters, as well as general corporate counseling. As a result he has an outstanding skill set in such areas as risk management and crisis handling, and also is thoroughly familiar with management personnel throughout our organization. In addition, Mr. Moran was the visionary and creator of our Restaurateur program and other aspects of instilling a culture of high performers throughout Chipotle, and his leadership in this area has been critical to our success. Mr. Moran holds a Bachelor of Arts degree in communications from the University of Colorado and a J.D., cum laude, from Pepperdine University School of Law.	45	2006

The Board of Directors held four meetings in 2011 and acted by written consent two times. All directors attended at least 75 percent of the meetings of the Board and of committees of which they were members during 2011. The Board has requested that each member of the Board attend our annual shareholder meetings absent extenuating circumstances, and all directors attended the 2011 annual meeting of shareholders.

A Majority of our Board Members are Independent

Our Board of Directors, under direction of the Nominating and Corporate Governance Committee, reviews the independence of our directors to determine whether any relationships, transactions or arrangements involving any director or any family member or affiliate of a director may be deemed to compromise the director's independence from us, including under the independence standards contained in the rules of the NYSE. Based on that review, in March 2012 the Board determined that none of our directors have any relationships, transactions or arrangements that would compromise their independence, except Messrs. Ells and Moran, our Co-Chief Executive Officers. In particular, the Board determined that the registration rights granted to Mr. Baldocchi and Ms. Friedman, as described below under "Certain Relationships and Related Party Transactions," and payments of $750 per semester to Mr. Flanzraich's son, a college student, as part of a marketing program we maintain on college campuses throughout the country, do not constitute relationships that would create material conflicts of interest or otherwise compromise the independence of Messrs. Baldocchi or Flanzraich or Ms. Friedman in attending to their duties as directors. Accordingly, the Board concluded that each director other than Messrs. Ells and Moran qualifies as an independent director.

Committees of the Board

Our Board of Directors has three standing committees: (1) the Audit Committee, (2) the Compensation Committee, and (3) the Nominating and Corporate Governance Committee, each composed entirely of persons the Board has determined to be independent as described above, and for members of the Audit Committee, under the definition included in SEC Rule 10A-3(b)(1). Each committee operates pursuant to a written charter adopted by our Board of Directors which sets forth the committee's role and responsibilities and provides for an annual evaluation of its performance. The charters of all three standing committees are available on the Investors page of our corporate website at www.chipotle.com under the Corporate Governance link.

Audit Committee

In accordance with its charter, the Audit Committee acts to oversee the integrity of our financial statements and system of internal controls, the annual independent audit of our financial statements, the performance of our internal audit services function, our compliance with legal and regulatory requirements, the implementation and effectiveness of our disclosure controls and procedures, and the evaluation and management of risk issues, and also acts to ensure open lines of communication among our independent auditors, accountants, internal audit and financial management. The committee's responsibilities also include review of the qualifications, independence and performance of the independent auditors, who report directly to the Audit Committee. The committee retains, determines the compensation of, evaluates, and when appropriate replaces our independent auditors and pre-approves audit and permitted non-audit services provided by our independent auditors. The Audit Committee has adopted the "Policy Relating to Pre-Approval of Audit and Permitted Non-Audit Services" under which audit and non-audit services to be provided to us by our independent auditors are pre-approved. This policy is summarized on page 18 of this proxy statement.

The Audit Committee is required to establish procedures to handle complaints received regarding our accounting, internal controls or auditing matters. It is also required to ensure the confidentiality of employees who have provided information or expressed concern regarding questionable accounting or auditing practices. The committee also fulfills the oversight function of the Board with respect to risk management, as described under "Corporate Governance—Role of the Board of Directors in Risk Oversight." The committee may retain independent advisors at our expense that it considers necessary for the completion of its duties.

The Audit Committee held nine meetings in 2011. The members of the Audit Committee are Messrs. Baldocchi (Chairperson), Charlesworth and Flanzraich. Our Board of Directors has determined that all of the Audit Committee members meet the enhanced independence requirements required of audit committee members by regulations of the SEC, and are financially literate as defined in the listing standards of the NYSE. The Board has further determined that Mr. Baldocchi qualifies as an "Audit Committee Financial Expert" as defined in SEC regulations.

No member of the Audit Committee served on more than three audit or similar committees of publicly held companies, including Chipotle, in 2011. A report of the Audit Committee is found under the heading "Audit Committee Report" on page 20.

Compensation Committee

The Compensation Committee oversees our executive compensation policies and programs. In accordance with its charter, the committee determines the compensation of our Co-Chief Executive Officers based on an evaluation of their performance, and approves the compensation level of our other executive officers following an evaluation of their performance and recommendation by the Co-Chief Executive Officers. The manner in which the committee makes determinations as to the compensation of our executive officers is described in more detail below under "Executive Officers and Compensation—Compensation Discussion and Analysis—Overview of Executive Compensation Determinations."

The Compensation Committee charter also grants the committee the authority to: review and make recommendations to the Board with respect to the establishment of any new incentive compensation and equity-based plans; review and approve the terms of written employment agreements and post-service arrangements for executive officers; review our compensation programs generally to confirm that those plans provide reasonable benefits to us; recommend compensation to be paid to our outside directors; review disclosures to be filed with the SEC and distributed to our shareholders regarding executive compensation and recommend to the Board the filing of such disclosures; assist the Board with its functions relating to our compensation and benefits programs generally; and other administrative matters with regard to our compensation programs and policies. The committee may delegate any of its responsibilities to a subcommittee comprised of one or more members of the committee, except where such delegation is not allowed by legal or regulatory requirements.

The Compensation Committee has also been appointed by the Board to administer our 2011 Stock Incentive Plan and to make awards under the plan, including as described below under "Executive Officers and Compensation—Compensation Discussion and Analysis—Components of Compensation—Long-Term Incentives." The committee has in some years, including 2011, delegated its authority under the plan to our executive officers to make grants to non-executive officer level employees, within limitations specified by the committee in its delegation of authority.

The Compensation Committee retains outside executive compensation consulting firms to provide the committee with advice regarding compensation matters and to conduct an annual review of our executive compensation programs. For 2011 the committee worked with Compensation Strategies, Inc. on executive compensation matters. Compensation Strategies also occasionally works with our senior human resources staff to provide us with advice on the design of our company-wide compensation programs and policies and other matters relating to compensation, in addition to working with the committee on executive compensation matters. All of the fees paid to Compensation Strategies during 2011 were in connection with the firm's work on executive compensation matters on behalf of the committee. Compensation Strategies was retained pursuant to an engagement letter with the Compensation Committee, and the committee considers the firm to have sufficient independence from our company and executive officers to allow it to offer objective advice.

The Compensation Committee held five meetings in 2011 and acted by written consent three times. A report of the committee is found under the heading "Executive Officers and Compensation—Compensation Discussion and Analysis—Compensation Committee Report" on page 36.

Compensation Committee Interlocks and Insider Participation

The members of our Compensation Committee are Ms. Friedman (Chairperson) and Mr. Flynn. There are no relationships between the members of the committee and our executive officers of the type contemplated in the SEC's rules requiring disclosure of "compensation committee interlocks." Neither member of the committee is our employee and neither member has ever been an officer of our company. The Board has determined that each of them qualifies as a "Non-Employee Director" under SEC Rule16b-3 and as an "Outside Director" under Section 162(m) of the Internal Revenue Code of 1986, as amended. Neither member of the committee nor any organization of which either member of the committee is an officer or director received any payments from us during 2011, other than the payments disclosed under "—Compensation of Directors" below. See "Certain Relationships and Related Party Transactions" for a description of agreements we have entered into with members of the committee.

Nominating and Corporate Governance Committee

The responsibilities of the Nominating and Corporate Governance Committee include reviewing, at least annually, the adequacy of our corporate governance principles and recommending to the Board any changes to such principles as deemed appropriate, and recommending to the Board appropriate guidelines and criteria to determine the qualifications to serve and continue to serve as a director. The Nominating and Corporate

Governance Committee identifies and reviews the qualifications of, and recommends to the Board, (i) individuals to be nominated by the Board for election to the Board by our shareholders at each annual meeting, (ii) individuals to be nominated and elected to fill any vacancy on the Board which occurs for any reason (including increasing the size of the Board) and (iii) appointments to committees of the Board.

The committee, at least annually, reviews the size, composition and organization of the Board and its committees and recommends any policies, changes or other action it deems necessary or appropriate, including recommendations to the Board regarding retirement age, resignation or removal of a director, independence requirements, frequency of Board meetings and terms of directors. A number of these matters are covered in our Corporate Governance Guidelines, which the committee also reviews at least annually. The committee also reviews the nomination by our shareholders of candidates for election to the Board if such nominations are within the time limits and meet other requirements established by our bylaws. The committee oversees the annual evaluation of the performance of the Board and its committees and reviews and makes recommendations regarding succession plans for positions held by executive officers.

The Nominating and Corporate Governance Committee held three meetings in 2011. The members of the committee are Mr. Flynn (Chairperson) and Ms. Friedman.

Director Compensation

Directors who are also employees of Chipotle do not receive compensation for their services as directors. Directors who are not employees of Chipotle receive an annual retainer of $135,000, of which $50,000 is paid in cash and $85,000 is paid in restricted stock units representing shares of our common stock, based on the closing price of the stock on the grant date, which is the date of our annual shareholders meeting each year. Each director who is not an employee of Chipotle also receives a $2,000 cash payment for each meeting of the Board of Directors he or she attends and $1,500 for each meeting of a committee of the Board of Directors he or she attends ($750 in the case of telephonic attendance at an in-person committee meeting). Annual cash retainers are paid to the chairperson of each committee of the Board of Directors as follows: $20,000 for the Audit Committee Chairperson, $10,000 for the Compensation Committee Chairperson, $7,500 for the Nominating and Corporate Governance Committee Chairperson, and $3,000 for the chairperson of any other committee established by the Board of Directors unless otherwise specified by the Board. Directors are also reimbursed for expenses incurred in connection with their service as directors, including travel expenses for meetings. We have also adopted a requirement that each non-employee director is expected to own Chipotle common stock with a market value of five times the annual cash retainer within five years of the director's appointment or election to the Board. All directors met this requirement as of December 31, 2011. Unvested restricted stock units received as compensation for Board service count as shares owned for purposes of this requirement.

The compensation of each of our independent directors in 2011 is set forth below.

Name	Fees Earned or Paid in Cash	Stock Awards (1)	Total
Albert S. Baldocchi	$91,500	$85,233	$176,733
John S. Charlesworth	$71,500	$85,233	$156,733
Neil W. Flanzraich	$71,500	$85,233	$156,733
Patrick J. Flynn	$77,500	$85,233	$162,733
Darlene J. Friedman	$80,000	$85,233	$165,233

(1) Reflects the grant date fair value under FASB Topic 718 of restricted stock units representing 300 shares of common stock, granted to each non-employee director on May 25, 2011. The restricted stock units were valued at $284.11 per share, the closing price of our common stock on the grant date, and vest on the third anniversary of the grant date subject to the director's continued service as a director through that date. Vesting accelerates in the event of the retirement of a director who has served for a total of six years

(including any breaks in service), or in the event the director leaves the Board following certain changes in control of Chipotle. Directors may elect in advance to defer receipt upon vesting of the shares underlying the restricted stock units. Each director held 1,696 unvested restricted stock units as of December 31, 2011.

CORPORATE GOVERNANCE

Our Board of Directors has adopted a number of policies to support our values and provide for good corporate governance, including our Corporate Governance Guidelines, which set forth our principles of corporate governance; our Board committee charters; the Chipotle Mexican Grill Code of Conduct, which applies to all Chipotle officers, directors and employees; and separate Codes of Ethics for our directors, our Co-Chief Executive Officers and our Chief Financial Officer/principal accounting officer. The Corporate Governance Guidelines, Code of Conduct, and each of the Codes of Ethics are available on the Investors page of our corporate website at www.chipotle.com under the Corporate Governance link.

If we make any substantive amendment to, or grant a waiver from, a provision of the Code of Conduct or our Codes of Ethics that apply to our executive officers, we will satisfy the applicable SEC disclosure requirement by promptly disclosing the nature of the amendment or waiver on the Investors page of our website at www.chipotle.com under the Corporate Governance link.

Chairman of the Board

Mr. Ells, our founder and Co-Chief Executive Officer, also serves as Chairman of the Board. The Chairman of the Board presides at all meetings of the Board and exercises and performs such other powers and duties as may be periodically assigned to him in that capacity by the Board or prescribed by our bylaws. We believe it is not only appropriate but also important for Mr. Ells to serve as Chairman in addition to serving as Co-Chief Executive Officer. As the founder of our company, he has since our inception been the principal architect of our corporate strategy and vision, and continues to be a primary driving force to keep our company innovative and striving for constant improvement. The Board believes that its oversight responsibilities can be most effectively fulfilled if the Board is led by that same driving force, and also believes that it is appropriate for Mr. Ells to lead the Board due to his being one of the largest individual shareholders of our company.

Lead Director

Mr. Baldocchi has served as the Lead Director since December 2006. The Board believes that maintaining a Lead Director position held by an independent director ensures that our outside directors remain independent of management and provide objective oversight of our business and strategy. The Lead Director chairs Board meetings during any sessions conducted as executive sessions without employee members of management being present, and also consults with the Chairman, the Co-Chief Executive Officers and the Chief Financial Officer on business issues and with the Nominating and Corporate Governance Committee on Board management. Mr. Baldocchi's term as Lead Director was renewed in December 2009 by all of the independent directors, upon recommendation of the Nominating and Corporate Governance Committee.

How to Contact the Board of Directors

Any shareholder or other interested party may contact the Board of Directors, including the Lead Director or the non-employee directors as a group, or any individual director or directors, by writing to the intended recipient(s) in care of Chipotle Mexican Grill, Inc., 1401 Wynkoop Street, Suite 500, Denver, Colorado, 80202, Attention: Corporate Secretary. Any communication to report potential issues regarding accounting, internal controls and other auditing matters will be directed to the Audit Committee. Our corporate Secretary or general counsel will review and sort communications before forwarding them to the addressee(s), although communications that do not, in the opinion of the Secretary or our general counsel, deal with the functions of the Board or a committee or do not otherwise warrant the attention of the addressees may not be forwarded.

Executive Sessions

Non-management directors met in executive session without management at the end of each regularly-scheduled Board meeting during 2011. Mr. Baldocchi, as Lead Director, chaired the non-employee executive sessions of the Board held during 2011. The Board expects to conduct an executive session limited to non-employee Board members at each regularly-scheduled Board meeting during 2012, and independent directors may schedule additional sessions in their discretion.

At regularly-scheduled meetings of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, executive sessions are generally held at the end of each meeting, with only the committee members or the committee members and their advisors present, to discuss any topics the committee members deem necessary or appropriate.

Director Nomination Process

The Nominating and Corporate Governance Committee is responsible for establishing criteria for nominees to serve on our Board, screening candidates, and recommending for approval by the full Board candidates for vacant Board positions and for election at each annual meeting of shareholders. The committee's policies and procedures for consideration of Board candidates are described below. Messrs. Ells and Flynn, the nominees for election as directors at this year's annual meeting, were recommended to the Board as nominees by the Nominating and Corporate Governance Committee.

The committee considers candidates suggested by its members, other directors, senior management and shareholders. The committee is authorized under its charter to retain, at our expense, search firms, consultants, and any other advisors it may deem appropriate to identify and screen potential candidates. The committee may also retain a search firm to evaluate and perform background reviews on director candidates, including those recommended by shareholders. Any advisors retained by the committee will report directly to the committee.

Candidate Qualifications and Considerations

The committee seeks to identify candidates of high integrity who have a strong record of accomplishment and who display the independence of mind and strength of character necessary to make an effective contribution to the Board and to represent the interests of all shareholders. Candidates are selected for their ability to exercise good judgment and to provide practical insights and diverse perspectives. In addition to considering the Board's and Chipotle's needs at the time a particular candidate is being considered, the committee considers candidates in light of the entirety of their credentials, including:

- Their integrity and business ethics;
- Their strength of character and judgment;
- Their ability and willingness to devote sufficient time to Board duties;
- Their potential contribution to the diversity and culture of the Board;
- Their educational background;
- Their business and professional achievements and experience and industry background, particularly in light of our principal business and strategies;
- Their independence from management, including under requirements of applicable law and listing standards; and
- Relevant provisions of our Corporate Governance Guidelines.

These factors may be weighted differently depending on the individual being considered or the needs of the Board at the time. We do not have a particular policy regarding the diversity of nominees or Board members;

rather, the Nominating and Governance Committee believes that diversity (whether based on factors commonly associated with diversity such as race, gender, national origin, religion or sexual orientation or identity, or on broader principles such as diversity of perspective and experience) is one of many elements to be considered in evaluating a particular candidate.

Consideration of Shareholder-Recommended Candidates and Procedure for Shareholder Nominations

Shareholders wishing to recommend candidates for consideration by the committee must submit to our corporate Secretary the following information: a recommendation identifying the candidate, including the candidate's contact information; a detailed resume of the candidate and an autobiographical statement explaining the candidate's interest in serving on our Board; and a statement of whether the candidate meets applicable law and listing requirements pertaining to director independence. Candidates recommended by shareholders for consideration will be evaluated in the same manner as any other candidates, as described below under "Candidate Evaluation Process," and in view of the qualifications and factors identified above under "Candidate Qualifications and Considerations."

Under our bylaws, shareholders may also nominate candidates for election as a director at our annual meeting. To do so, a shareholder must comply with the provisions of our bylaws regarding shareholder nomination of directors, including compliance with the deadlines described under "Other Business and Miscellaneous—Shareholder Proposals and Nominations for 2012 Annual Meeting—Bylaw Requirements for Shareholder Submission of Nominations and Proposals" on page 47.

Candidate Evaluation Process

The committee initially evaluates candidates in view of the qualifications and factors identified above under "Candidate Qualifications and Considerations," and in doing so may consult with the Chairman, the Lead Director, other directors, senior management or outside advisors regarding a particular candidate. The committee also takes into account the results of recent Board and Board committee self-evaluations and the current size and composition of the Board, including expected retirements and anticipated vacancies. In the course of this evaluation, some candidates may be eliminated from further consideration because of conflicts of interest, unavailability to attend Board or committee meetings or other reasons. Following the initial evaluation, if one or more candidates were deemed worthy of further consideration, the committee would arrange for interviews of the candidates. To the extent feasible, candidates would be interviewed by the Chairman, the Co-Chief Executive Officers and a majority of committee members, and potentially other directors as well. The results of these interviews would be considered by the committee in its decision to recommend a candidate to the Board. Those candidates approved by the Board as nominees are named in the proxy statement for election by the shareholders at the annual meeting (or, if between annual meetings, one or more nominees may be elected by the Board itself if needed to fill vacancies, including vacancies resulting from an increase in the number of directors).

Policies and Procedures for Review and Approval of Transactions with Related Persons

We recognize that transactions in which our executive officers, directors or principal shareholders, or family members or other associates of our executive officers, directors or principal shareholders, have an interest may raise questions as to whether those transactions are consistent with the best interests of Chipotle and our shareholders. Accordingly, our Board has adopted written policies and procedures requiring the Audit Committee to approve in advance, with limited exceptions, any transactions in which any person or entity in the categories named above has any material interest, whether direct or indirect, unless the value of all such transactions in which a related party has an interest during a year total less than $10,000. We refer to such transactions as "related person transactions." Current related person transactions to which we are a party are described on page 46.

A related person transaction will only be approved by the Audit Committee if the committee determines that the related person transaction is beneficial to us and the terms of the related person transaction are fair to us. No member of the Audit Committee may participate in the review, consideration or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person.

Role of the Board of Directors in Risk Oversight

While our executive officers and various other members of management are responsible for the day-to-day management of risk, the Board of Directors exercises an oversight role with respect to risk issues facing our company, principally through considering risks associated with our company strategy as part of its oversight of our overall strategic direction, as well as delegation to the Audit Committee of the responsibility for evaluating enterprise risk issues. Under the terms of its charter, the Audit Committee discusses with management, our internal auditors and our independent auditors our major risk exposures, whether financial, operating or otherwise, as well as the adequacy and effectiveness of steps management has taken to monitor and control such exposures (including, for instance, our internal control over financial reporting). The Audit Committee's oversight of risk management includes its review each year of an annual risk assessment conducted by our internal audit department, which functionally reports to the Audit Committee. The Audit Committee also recommends from time to time that key identified risk areas be considered by the full Board, and individual Board members also periodically ask the full Board to consider an area of risk. In those cases the Board considers the identified risk areas at its regularly-scheduled meetings, including receiving reports from and conducting discussions with the appropriate management personnel.

The Board believes our current leadership structure facilitates its oversight of risk by combining independent leadership through the Lead Director, independent Board committees, and majority independent Board composition, with an experienced Chairman and Co-Chief Executive Officer and additional Co-Chief Executive Officer with intimate knowledge of our business, industry and challenges. The Co-Chief Executive Officers' in-depth understanding of these matters and levels of involvement in the day-to-day management of Chipotle allow them to promptly identify and raise key risks to the Board, call special meetings of the Board when necessary to address critical issues, and focus the Board's attention on areas of concern. This is effectively balanced by the independent oversight of the Lead Director, independent Board committees, and independent directors as a whole, who can objectively assess the risks identified by the Board or by management, as well as management's effectiveness in managing such risks.

PROPOSAL B

AN ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT

As required by section 14A of the Securities Exchange Act of 1934 and in accordance with the advisory votes of our shareholders at our 2011 annual meeting of shareholders, we are asking you to cast an advisory vote to approve the compensation of our executive officers as disclosed in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives you the opportunity to endorse or not endorse our executive compensation programs and policies and the compensation paid to our executive officers.

The say-on-pay vote is advisory and therefore will not be binding on the Compensation Committee, the Board of Directors, or Chipotle. However, the Compensation Committee and Board will review the voting results and take them into consideration when making future decisions regarding executive compensation. We have committed to holding say on pay votes at each year's annual meeting, until at least the annual meeting to occur in 2017.

Please read the "Executive Compensation" section of this proxy statement before determining how to vote on this proposal. As described in more detail in that section, and particularly under the heading "—Compensation Discussion and Analysis," we believe our compensation programs emphasize performance and accountability while maintaining alignment with shareholder interests.

Our Compensation Committee, which is advised by an independent compensation consultant that does not perform other work for Chipotle, has structured and implemented executive compensation programs that encourage achievement of our core objectives, which we believe will build long-term shareholder value. During 2011, we grew significantly and generated extremely strong financial performance. Our achievement of both sales growth and total shareholder return for 2011 was at or above the 96th percentile of our industry peer group, and net income growth for 2011 was at the 72nd percentile. In addition, our sales growth in each of the past three years has been above the 91st percentile and our net income growth has been above the 71st percentile. Against that backdrop, we believe the compensation of our executive officers during 2011 was appropriate.

It is important to note that, although the total compensation of each of our executive officers as reflected in the Summary Compensation Table has increased significantly over the past three years, that amount does not reflect compensation actually realized by each officer. Rather, the increase from 2009 to 2010 was attributable in large part to awards of performance shares that will be paid out, if at all, in 2013, as well as to a significant increase in our stock price over the relevant period, which had the effect of substantially increasing the economic value computed for stock appreciation rights awarded in 2010. Additional stock price appreciation caused an even further increase in the economic value computed for stock appreciation rights awarded in 2011, which resulted in a substantial majority of the increases in total compensation reported from 2010 to 2011. The economic value of stock appreciation rights, which is used for the accounting expense to be recognized in connection with the awards as well as the amount of compensation to be reported under the SEC's rules in connection therewith, does not reflect amounts actually realized by the recipients. Instead, amounts will only be realizable in respect of those awards following a vesting period, and only if our stock price increases from the grant date to the date of exercise. Our Compensation Committee believes that this makes stock appreciation rights an inherently performance-based form of compensation, and therefore makes these awards one of the principal foundations of the compensation of our executive officers, consistent with our pay-for-performance philosophy.

Accordingly, our Board asks that you vote in favor of the following shareholder resolution:

> "RESOLVED, that the compensation of the executive officers of Chipotle Mexican Grill, Inc. as disclosed pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis section, compensation tables and related material in the company's proxy statement, are hereby approved."

The Board of Directors recommends a vote FOR the say-on-pay proposal.

PROPOSAL C

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has engaged Ernst & Young LLP as independent auditors to audit our consolidated financial statements for the year ending December 31, 2012 and to perform other permissible, pre-approved services. As a matter of good corporate governance, we are requesting that shareholders ratify the Audit Committee's appointment of Ernst & Young LLP as independent auditors. If shareholders do not ratify the appointment of Ernst & Young LLP, the committee will evaluate the shareholder vote when considering the selection of a registered public accounting firm for the year ending December 31, 2013.

The committee has adopted a policy which sets out procedures that the committee must follow when retaining the independent auditor to perform audit, review and attest engagements and any engagements for permitted non-audit services. This policy is summarized below under "Policy for Pre-Approval of Audit and Permitted Non-Audit Services" and will be reviewed by the Audit Committee periodically, but no less frequently than annually, for purposes of assuring continuing compliance with applicable law. All fees paid to Ernst & Young LLP for the years ended December 31, 2011 and 2010 were pre-approved by the Audit Committee in accordance with this policy.

Ernst & Young LLP has served as our independent auditors since 1997. Representatives of Ernst & Young LLP are expected to be present at the annual meeting and will have an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

INDEPENDENT AUDITORS' FEE

The aggregate fees and related reimbursable expenses for professional services provided by Ernst & Young LLP for the years ended December 31, 2011 and 2010 were:

Fees for Services	2011	2010
Audit Fees (1)	$523,453	$517,140
Audit-Related Fees (2)	2,149	1,995
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$525,602	$519,135

(1) Includes fees and expenses related to the fiscal year audit and interim reviews, notwithstanding when the fees and expenses were billed or when the services were rendered. Audit fees also include fees and expenses, if any, related to SEC filings, comfort letters, consents, comment letters and accounting consultations.

(2) Represents fees for a subscription to an Ernst & Young online service used for accounting research purposes.

The Board of Directors unanimously recommends a vote FOR the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2012.

AUDIT COMMITTEE REPORT

With regard to the fiscal year ended December 31, 2011, the Audit Committee (i) reviewed and discussed with management our audited consolidated financial statements as of December 31, 2011 and for the year then ended; (ii) discussed with Ernst & Young LLP, the independent auditors, the matters required by the Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, as adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T; (iii) received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the PCAOB regarding Ernst & Young LLP's communications with the Audit Committee regarding independence; and (iv) discussed with Ernst & Young LLP their independence.

Based on the review and discussions described above, the Audit Committee recommended to our Board of Directors that our audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 for filing with the SEC.

The Audit Committee:

Albert S. Baldocchi, Chairperson
Neil W. Flanzraich
John S. Charlesworth

Proxy Statement

POLICY FOR PRE-APPROVAL OF AUDIT AND PERMITTED NON-AUDIT SERVICES

The Board of Directors has adopted a policy for the pre-approval of all audit and permitted non-audit services proposed to be provided to Chipotle by its independent auditors. This policy provides that the Audit Committee must pre-approve all audit, review and attest engagements and may do so on a case-by-case basis or on a class basis if the relevant services are predictable and recurring. Any internal control-related service may not be approved on a class basis, but must be individually pre-approved by the committee. The policy prohibits the provision of any services that the auditor is prohibited from providing under applicable law or the standards of the PCAOB.

Pre-approvals on a class basis for specified predictable and recurring services are granted annually at or about the start of each fiscal year. In considering all pre-approvals, the committee may take into account whether the level of non-audit services, even if permissible under applicable law, is appropriate in light of the independence of the auditor. The committee reviews the scope of services to be provided within each class of services and imposes fee limitations and budgetary guidelines in appropriate cases.

The committee may pre-approve a class of services for the entire fiscal year. Pre-approval on an individual service basis may be given or effective only up to six months prior to commencement of the services.

The committee periodically reviews a schedule of fees paid and payable to the independent auditor by type of covered service being performed or expected to be provided. Our Chief Financial Officer is also required to report to the committee any non-compliance with this policy of which he becomes aware. The committee may delegate pre-approval authority for individual services or a class of services to any one of its members, provided that delegation is not allowed in the case of a class of services where the aggregate estimated fees for all future and current periods would exceed $500,000. Any class of services projected to exceed this limit or individual service that would cause the limit to be exceeded must be pre-approved by the full committee. The individual member of the committee to whom pre-approval authorization is delegated reports the grant of any pre-approval by the individual member at the next scheduled meeting of the committee.

PROPOSAL D

AN ADVISORY VOTE ON A SHAREHOLDER PROPOSAL

Proposal D is a shareholder proposal. If the shareholder proponent, or representative who is qualified under state law, is present at the annual meeting and submits the proposal for a vote, then the proposal will be voted upon. The shareholder proposal and related supporting statement is included in this proxy statement as submitted by the proponent and we accept no responsibility for its contents. The Board's statement in opposition to the proposal is presented immediately following the proposal. The proponent's address is 180 North LaSalle Street, Suite 2015, Chicago, Illinois 60601. The proponent represented to us that as of October 11, 2011, it owned 2,581 shares of our common stock.

Proposal to Repeal Classified Board

RESOLVED, that shareholders of Chipotle Mexican Grill, Inc. urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2013 be elected on an annual basis. Implementation of this proposal should not prevent any director elected prior to the annual meeting held in 2013 from completing the term for which such director was elected.

Supporting Statement

This resolution was submitted by the Illinois State Board of Investment. The Harvard Law School Shareholder Rights Project represented and advised the Illinois State Board of Investment in connection with this resolution.

The resolution urges the board of directors to facilitate a declassification of the board. Such a change would enable shareholders to register their views on the performance of all directors at each annual meeting. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

Over the past decade, many S&P 500 companies have declassified their board of directors. According to data from FactSet Research Systems, the number of S&P 500 companies with classified boards declined by more than 50%; and the average percentage of votes cast in favor of shareholder proposals to declassify the boards of S&P 500 companies during the period January 1, 2010 – June 30, 2011 exceeded 75%.

The significant shareholder support for proposals to declassify boards is consistent with empirical studies reporting that classified boards could be associated with lower firm valuation and/or worse corporate decision-making. Studies report that:

- Classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005; confirmed by Faleye (2007) and Frakes (2007));
- Takeover targets with classified boards are associated with lower gains to shareholders (Bebchuk, Coates, and Subramanian, 2002);
- Firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang, and Xie, 2007); and
- Classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

Please vote for this proposal to make directors more accountable to shareholders.

Statement in Opposition by our Board of Directors

Underlying this proposal to de-classify our Board of Directors is a viewpoint that "one size fits all." The shareholder proponent and its representative conceded to us that this proposal is not aimed specifically at Chipotle, but rather is a part of a broader initiative to cause S&P 500 companies to employ annual elections for all directors. Our Board, however, has always believed that a classified Board is in the best interests of Chipotle, its shareholders and our long-term value creation, and careful consideration by the Board of this proposal has not changed that belief. Accordingly, the Board recommends that you vote AGAINST the proposal. A more detailed explanation of the Board's views follows.

The Board believes that any decisions relating to corporate governance matters should not be made without considering the specific circumstances of the company involved. In the case of Chipotle, there are a number of factors that make us unique. From our vision to change the way the world thinks about and eats fast food, to our unique corporate strategy based on top-performing employees who are promoted from within our company serving freshly-prepared food from high quality ingredients, we believe we're different than just about anyone else in our industry. Our growth strategy—to grow organically by opening exclusively company-owned restaurants rather than franchising—is also unique in the restaurant world.

These factors, while differentiating Chipotle from most of our peers, could be questioned by those who believe in a more "traditional" way of running and growing a restaurant company. It is certainly foreseeable that one or more investors may believe that growing faster through franchising, or that decreasing food costs by serving lower quality ingredients, would improve our business over the short term. Such investors might be emboldened to try to force these kinds of strategies on us, including by taking control of the Board. Our Board believes that, while in some circumstances there might be potential short-term gains to be made by pursuing these or other changes to our unique strategy, such changes would be detrimental to our company and our shareholders over the long term. That being the case, the Board believes that it is important to protect the stability of the Board, and by extension our management team, and an effective way to maintain that stability is by continuing classified elections for seats on the Board. The unique aspects of Chipotle, our business model and our culture may well be lost on the shareholder proponent, which informed us that, as a fund managed by an appointed external manager, it did not make its own decision to invest in Chipotle stock.

[Continued on following page]

The proponent of this proposal also espouses the theory that classified boards "could be associated with lower firm valuation." Leaving aside that the proponents do not claim that classified boards ARE associated with lower valuations, but only that they COULD be, Chipotle's performance relative to its peer group suggests that in the case of Chipotle, our classified Board structure has not had an adverse impact on our valuation. As reflected in the graph below, our total shareholder returns have significantly outpaced the S&P 500, the S&P 500 Restaurants Index, and the S&P SmallCap 600 Restaurants Index over the past five years. In fact, an investor who had purchased our stock at the closing market price on the day trading in our stock commenced on the NYSE would have earned total returns of over 660% as of December 31, 2011.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Chipotle Mexican Grill, Inc, the S&P 500 Index, the S&P Restaurants Index, and S&P SmallCap 600 Restaurants



$700
$600
$500
$400
$300
$200
$100
$0
12/06
12/07
12/08
12/09
12/10
12/11
Chipotle Mexican Grill, Inc
S&P 500
S&P Restaurants
S&P SmallCap 600 Restaurants

*$100 invested on 12/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

This extraordinary stock price performance is reflective of the strong business performance we've enjoyed under our current Board and management team. Our research has shown that over the past three years, our sales growth has ranked us in the 98th, 100th, and 92nd percentiles of our restaurant industry peer group (the composition of which is further described on page 28), and our net income growth has ranked us in the 72nd, 77th, and 84th percentiles. In light of this record of performance, the Board believes that our shareholders' best interest is in maintaining the stability of Chipotle's top level leadership, allowing the Board and management to remain focused on building long-term value for years to come.

The proponent also asserts that "having directors stand for elections annually makes directors more accountable to shareholders." Having a classified Board does not mean our Board is unaccountable to shareholders. Our directors are required by law to fulfill fiduciary duties owed to Chipotle and to our shareholders, regardless of the length of their terms. Moreover, it appears the proponent's belief is that added "accountability" will result from directors needing to be constantly mindful that their tenure is solely on a year-to-year basis. The result of that mindset may well be, rather than increased "accountability," an increased focus on short term results. We believe that our Board and management team should be focused instead on long-term value creation, a focus that our Board believes is more easily maintained in the framework of staggered three year terms for directors.

Finally, we note the proponent's assertion that declassification of our Board would "enable shareholders to register their views on the performance of all directors at each annual meeting." There is of course nothing inherent in our classified Board structure that prohibits shareholders from registering their views on the performance of any or all of our directors at any time, including at any annual meeting. We provide on page 14 a means for shareholders to communicate with the Board or any member thereof, and welcome any constructive feedback for the Board on any matters related to Chipotle, including the performance of the Board.

Because of our Board's commitment to increasing long-term shareholder value, as evidenced by our performance for as long as we've been a public company, and in view of the proponent's arguments in support of its proposal, which are at best, vague, and at worst, misguided, our Board recommends that you vote AGAINST the proposal.

The Board of Directors recommends a vote AGAINST the shareholder proposal.

EXECUTIVE OFFICERS AND COMPENSATION

EXECUTIVE OFFICERS

In addition to Steve Ells, our Chairman of the Board and Co-Chief Executive Officer, and Monty Moran, our Co-Chief Executive Officer, each of whose biographies are included under the heading "Information Regarding the Board of Directors," our executive officers are as follows:

John R. (Jack) Hartung, 54, is Chief Financial Officer and has served in this role since 2002. In addition to having responsibility for all of our financial and reporting functions, Mr. Hartung also oversees IT, training, safety, security and risk, and corporate people support. Mr. Hartung joined Chipotle after spending 18 years at McDonald's where he held a variety of management positions, most recently as Vice President and Chief Financial Officer of its Partner Brands Group. Mr. Hartung has a Bachelor of Science degree in accounting and economics as well as an MBA from Illinois State University.

Robert (Bob) N. Blessing Jr., 68, was appointed Chief Development Officer as of February 1, 2010. Mr. Blessing came to Chipotle in 1999 as a regional director, and opened our first restaurant in the Northeast region. His role expanded thereafter to include responsibility for additional markets, and from 2005 to 2008 he led our entire Northeast and Central regions. From May 2008 though February 1, 2010, he served as our Restaurant Support Officer, providing field support for our marketing as well as overseeing our five regional directors and our purchasing function. Before coming to Chipotle, he served in executive leadership roles at a number of food service and restaurant companies, including Vie de France Retail and Restaurant Bakery, Franchise Management Corporation (an Arby's franchisee), and Thompson Hospitality (a contract food service company). Mr. Blessing has Bachelors and Masters degrees in business administration/economics from the University of Cincinnati.

Mark Crumpacker, 49, was appointed Chief Marketing Officer in January 2009. From December 2002 until December 2008 Mr. Crumpacker was Creative Director for Sequence, LLC, a strategic design and marketing consulting firm he co-founded in 2002, and prior to that served as creative director and in other leadership roles for a variety of design and media companies. Mr. Crumpacker attended the University of Colorado and received his B.F.A. from the Art College of Design in Pasadena, California.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the objectives and principles underlying our executive compensation programs, outlines the material elements of the compensation of our executive officers, and explains the Compensation Committee's determinations as to the actual compensation of our executive officers for 2011. In addition, this Compensation Discussion and Analysis is intended to put into perspective the tables and related narratives which follow it regarding the compensation of our executive officers.

Executive Summary

To make decisions regarding the compensation of our executive officers, the Compensation Committee of our Board of Directors considers company performance. Determinations of base salaries and long-term incentive awards for 2011 were made early in the year and were formulated in light of our past performance, including in particular our extremely strong company and stock price performance during 2010. The compensation awarded included significant grants of SOSARs, which ensure that the executive officers will only be rewarded if we continue to achieve gains for our shareholders, and which also align executive and shareholder interests by reserving for our executive officers a small share of shareholder value created by our company over time. Our performance in 2011 also resulted in payouts under our Annual Incentive Plan that were well above target.

2011 also marked completion of the first year of the three-year performance period associated with performance shares awarded in December 2010. Those awards vest only if we achieve performance goals established for the three-year performance period associated with the awards, which will be completed on September 30, 2013.

Additional detail regarding our executive compensation programs, policies and procedures, as well as the actual compensation of our executive officers in 2011, follows.

Compensation Philosophy and Objectives

Our philosophy with regard to the compensation of our employees, including our executive officers, is to reinforce the importance of performance and accountability at the corporate, regional and individual levels. We strive to provide our employees with meaningful rewards while maintaining alignment with shareholder interests, corporate values, and important management initiatives. In setting and overseeing the compensation of our executive officers, the Compensation Committee believes our compensation philosophy to be best effectuated by designing compensation programs and policies to achieve the following specific objectives:

- Attracting, motivating, and retaining highly capable executives who are vital to our short- and long-term success, profitability, and growth;
- Aligning the interests of our executives and shareholders by rewarding executives for the achievement of strategic and other goals that we believe will enhance shareholder value; and
- Differentiating executive rewards based on actual performance.

The committee believes that these objectives are most effectively advanced when a significant portion of each executive officer's overall compensation is in the form of at-risk elements such as incentive bonuses and long-term incentive-based compensation, which should be structured to closely align compensation with actual performance and shareholder interests.

The committee's philosophy in structuring executive compensation rewards is that performance should be measured by comparing our company performance to market-wide performance in our industry, as well as subjectively evaluating each executive officer's performance. See "—Overview of Executive Compensation Determinations—Market Data" below.

In structuring and approving our executive compensation programs, as well as policies and procedures relating to compensation throughout our company, the committee also considers risks that may be inherent in such programs, policies and procedures. The committee has determined that it is not likely that our compensation programs, policies and procedures will have a material adverse effect on our company.

Overview of Executive Compensation Determinations

In setting compensation for our executive officers, the committee begins with an assessment of our performance over the prior three years, focusing in particular on our growth and shareholder return in relation to other companies in our industry. This assessment is described in more detail below under "—Discussion of Executive Officer Compensation Decisions—Assessment of Company Performance." In conjunction with its review of our performance, the committee also reviews each executive officer's individual circumstances, including tally sheet information reflecting the cash and equity-based compensation paid to each executive officer in each year since the officer started work with us (or since 1998 in the case of Mr. Ells, our Chairman and Co-Chief Executive Officer), as well as the accumulated value of all cash and equity-based compensation awarded to each executive officer. The committee also conducts discussions with our Co-Chief Executive Officers regarding the performance of our other executive officers, and meets in executive sessions to discuss the performance of the Co-Chief Executive Officers.

The committee does not "benchmark" the compensation of any of our executive officers in the traditional sense. Rather, to supplement its review of each executive officer's historical compensation and performance, the committee also refers to market data on executive compensation. From this data, the committee determines what it believes to be competitive market practice and approves individual compensation levels by reference to its assessment of market compensation, together with historical compensation levels, individual performance and other subjective factors.

At our annual meeting in May 2011, we held our first "say-on-pay" vote, an advisory vote on the compensation disclosed for our executive officers. A substantial majority—94%—of the votes cast on the say-on-pay proposal at that meeting were in favor of the proposal. The Compensation Committee believes the level of support evidenced by the say-on-pay vote reflects shareholders' belief that our compensation programs are appropriate and are consistent with our pay for performance philosophy. Accordingly, the Committee does not believe the say-on-pay vote in 2011 warrants any changes to our determinations of executive compensation. The Committee will continue to consider the outcome of the Company's say-on-pay votes when making future compensation decisions for the named executive officers.

The committee's outside compensation consultant, Compensation Strategies, also provides input on compensation decisions, including providing comparisons to market levels of compensation as described below under "—Market Data."

Market Data

The committee believes the investment community generally assesses our company performance by reference to other companies in the restaurant industry, and our management team and Board also reference such peer company performance in analyzing and evaluating our business. Accordingly, calibrating compensation by reference to our relative performance against, and levels of executive compensation at, companies in the restaurant industry allows for the most meaningful comparisons of our actual performance against our peers and of our executive compensation programs and practices against competitive market practice. The committee further believes that this ensures that compensation packages for our executive officers are structured in a manner rewarding superior operating performance and the creation of shareholder value.

The restaurant peer group used for these purposes is comprised of all publicly-traded companies in the Global Industry Classification Standard, or GICS, restaurant industry with annual revenues greater than $600 million, excluding McDonald's Corporation due to its substantially greater size than us. At the time the committee made its initial executive compensation decisions for 2011 the companies included in the peer group were as follows: Biglari Holdings, Inc., Bob Evans Farms, Inc., Brinker International, Inc., Buffalo Wild Wings, Inc., Carrols Restaurant Group, Inc., CEC Entertainment, Inc., The Cheesecake Factory Incorporated, Cracker Barrel Old Country Store, Inc., Darden Restaurants, Inc., Denny's Corp., Domino's Pizza Inc., Jack In The Box Inc., O'Charley's Inc., P.F. Chang's China Bistro, Inc., Panera Bread Company, Papa Johns International Inc., Red Robin Gourmet Burgers, Inc., Ruby Tuesday, Inc., Sonic Corp., Starbucks Corporation, Texas Roadhouse Inc., Wendy's/Arby's Group, Inc. and Yum! Brands, Inc. The committee reviews the composition of the restaurant industry peer group periodically and will make adjustments to the peer group in response to changes in the size or business operations of companies in the peer group, other companies in the GICS restaurant industry, and us.

Data drawn from the restaurant peer group is adjusted by using regression analysis to eliminate variations in compensation level attributable to differences in size of the component companies. Compensation Strategies, the committee's independent executive compensation consultant, performs this analysis.

Components of Compensation

The committee believes that by including in each executive officer's compensation package incentive-based cash bonuses tied to individual performance and our financial and operating performance, as well as equity-based compensation where the reward to the executive is based on the value of our common stock, it can reward achievement of our corporate goals and the creation of shareholder value. Accordingly, the elements of our executive compensation are base salary, annual incentives, long-term incentives, and certain benefits and perquisites. The committee seeks to allocate compensation among these various components for each executive officer to emphasize pay-at-risk elements, consistent with market practice, in order to promote our pay-for-performance philosophy.

Base Salaries

We pay a base salary to compensate our executive officers for services rendered during the year, and also to provide them with income regardless of our stock price performance, which helps avoid incentives to create short-term stock price fluctuations and mitigates the impact of forces beyond our control such as general economic and stock market conditions. We do not have written employment agreements with any of our executive officers and therefore do not have contractual commitments to pay any particular level of base salary. Rather, the committee reviews the base salary of each executive officer at least annually and adjusts salary levels as the committee deems necessary or appropriate, based on the recommendations of our Co-Chief Executive Officers for each of the other officers. Base salaries are typically adjusted during the first quarter of each year. Base salaries are administered in a range around the 50th percentile of the market, while also taking into account an individual's performance, experience, development and potential, and internal equity issues. The committee anticipates that this range could extend from the 25th percentile and below for executive officers newer to their role, in a developmental period, or not meeting expectations, to the 90th percentile or higher for truly exceptional performers in critical roles who consistently exceed expectations.

The base salaries set for the executive officers for 2011 are discussed below under "—Discussion of Executive Officer Compensation Decisions—Base Salaries."

Annual Incentives

We have designed, and the Compensation Committee oversees, an annual performance-based cash bonus program for all of our full-time regional and corporate employees, including our executive officers. We call this program our "Annual Incentive Plan," or "AIP." Bonuses under the AIP are based on the achievement of pre-established performance measures that the committee determines to be important to the success of our operations and financial performance, and therefore to the creation of shareholder value.

Early in each year, we set a target AIP bonus for each eligible employee, including approval by the committee of the target bonus for each executive officer. Consistent with our overall compensation policies and philosophy, target AIP bonuses as a percent of each executive officer's base salary are set in a range around the 50th percentile of the market. Individual targeted amounts can also be increased or decreased based on individual considerations such as level of responsibility, experience and internal equity issues.

Following completion of our year-end financial statements and each executive officer's annual performance evaluation, actual bonuses are determined by applying to each executive officer's target bonus a formula that increases or decreases the payout amount based on performance against the AIP measures approved by the committee.

The committee may in some years also approve discretionary bonuses to reward particularly strong individual achievement or overall performance. In some years this is accomplished via a discretionary adjustment to the AIP terms at the time final payouts are determined, and in some years discretionary bonuses are determined outside the parameters of the AIP.

See "—Discussion of Executive Officer Compensation Decisions—Annual Incentives—2011 AIP Payouts" below for a discussion of AIP bonuses for 2011.

Long-Term Incentives

We use long-term incentives as determined by the committee to be appropriate to motivate and reward our executive officers for superior levels of performance, to align the interests of the executive officers with those of the shareholders through the delivery of equity, and to add a retention element to the executive officers' compensation. Eligibility for long-term incentives is generally limited to individuals who can have a substantial impact on our long-term success, as well as high potential individuals who may be moving into roles that may have a substantial impact.

Long-term incentive awards in the first part of 2011 and for prior years were made under our Amended and Restated 2006 Stock Incentive Plan, and awards are now made under our 2011 Stock Incentive Plan, which was approved at last year's annual meeting. Under our stock incentive plans, we are authorized to issue stock options, restricted stock or other equity-based awards denominated in shares of our common stock. The plans are administered by the Compensation Committee, and the committee makes grants directly to our executive officers, and is authorized to delegate the authority to make awards to employees other than the executive officers. The committee also sets the standard terms for awards under the plans each year.

The long-term incentive awards made in 2011 are described below under "—Discussion of Executive Officer Compensation Decisions—Stock Appreciation Rights Granted during 2011" and "—Performance Shares Granted during 2010."

One portion of our long-term incentive awards consists of stock-only stock appreciation rights, or "SOSARs." We believe SOSARs align the economic interests of our employees, including our executive officers, with those of our shareholders by reserving a portion of shareholder value creation for our employees. SOSARs also closely tie compensation to corporate performance because these awards do not offer value unless our stock price increases. We also believe that the terms the committee has set for our SOSARs strike an appropriate balance between rewarding our employees for building shareholder value and limiting the dilutive effect to our shareholders of our equity compensation programs. SOSARs require the issuance of fewer shares in respect of each award than do stock options, because only the shares representing the appreciation over the base price of the SOSARs are issued upon exercise, whereas upon the exercise of a stock option all of the shares subject to the option are issued. As a result, SOSARs minimize dilution as compared to equivalent grants of stock options. All options and SOSARs granted subsequent to our initial public offering, and all SOSARs we grant in the future, have or will have an exercise or base price equal to no less than the closing market price of our common stock on the date of the grant.

The other portion of each executive officer's long-term incentive award consists of performance shares. 2011 marked completion of the first year of the three-year performance period associated with performance shares awarded in 2010. See "Outstanding Equity Awards at December 31, 2011" below, which reflects the performance share awards to each executive officer.

The committee's policy is generally to make SOSAR grants only on an annual basis, within five business days following our public release of financial results for the previous year. SOSARs are granted outside of this annual award cycle only in exceptional circumstances, such as in the case of certain key hires. The committee intends that future performance share awards will continue to be made in conjunction with the vesting or expiration of the previous performance share award. The committee may in exceptional circumstances determine to make additional equity awards at other times during the year.

Because our practice has been to make periodic performance share awards designed to compensate performance over a multi-year performance period, the compensation reported for each executive officer in the Summary Compensation Table below will reflect additional compensation expense in the years in which performance share are granted. In light of these fluctuations, and because we have most recently made performance share awards with a fixed three year performance period, the committee believes the compensation of our executive officers should be reviewed and evaluated on a three-year basis in order to assess the relative mixture of each officer's equity and cash compensation.

Benefits and Perquisites

We provide our executive officers with access to the same benefits we provide all of our full-time employees. We also provide our officers with perquisites and other personal benefits that we believe are reasonable and consistent with our compensation objectives, and with additional benefit programs that are not available to all employees throughout our company.

Perquisites are generally provided to help us attract and retain top performing employees for key positions, and in some cases perquisites are designed to facilitate our executive officers bringing maximum focus to what we believe to be demanding job duties. In addition to the perquisites identified in notes to the Summary Compensation Table below, we have occasionally allowed executive officers to be accompanied by a guest when traveling for business on an airplane chartered by us. Executive officers have also used airplanes that are available to us through our charter relationship for personal trips; in those cases the executive officer has fully reimbursed us for the cost of personal use of the airplane. Our executive officers are also provided with personal administrative services by company employees from time to time, including scheduling of personal appointments and performing personal errands. We believe that the perquisites we provide our executive officers are currently consistent with market practices, and are reasonable and consistent with our compensation objectives.

We have also established a non-qualified deferred compensation plan for our senior employees, including our executive officers. The plan allows participants to defer the obligation to pay taxes on certain elements of their compensation while also potentially receiving earnings on deferred amounts. We believe this plan is an important retention and recruitment tool because it helps facilitate retirement savings and financial flexibility for our key employees, and because many of the companies with which we compete for executive talent provide a similar plan to their key employees.

Discussion of Executive Officer Compensation Decisions

Assessment of Company Performance

The committee generally sets the base salaries of, and makes long-term incentive awards to, the executive officers in February of each year. In making these decisions, the committee references our company performance primarily by comparing our sales growth, net income growth and total shareholder return over the preceding three-year period to the same measures for the restaurant peer group described above. In February 2011, the committee referred to these performance measures for the preceding three years, weighting 2010 performance at 50 percent, 2009 performance at one-third and 2008 performance at one-sixth. On that basis, the committee determined that our sales growth was at the 96th percentile of the peer group, our growth in net income was at the 78th percentile, and total return to our shareholders was at the 68th percentile. This assessment of company performance is only one factor used by the committee in making compensation decisions, as described in more detail below, but does play a significant role in the committee's decision-making, consistent with our pay-for-performance philosophy. Because of our strong performance in 2010 and prior years relative to market-wide performance in our industry, the committee generally set compensation levels for our executive officers for 2011 in the upper end of the ranges that the committee believed to be appropriate for each executive officer.

Base Salaries

To set base salary levels for 2011 for our executive officers, the committee considered the existing base salary of each officer, as well as each officer's contribution level and effectiveness in his role, and the range of base salaries at our peer companies. As a result of our strong performance in 2010 and prior years as compared to the restaurant peer group as described above under "—Assessment of Company Performance," and additionally based on the committee's subjective determinations as to each officer's individual performance and contribution to our significant growth, the committee made a determination to increase each executive's base salary. The committee set Mr. Ells's 2011 base salary at $1,300,000, Mr. Moran's at $1,100,000, Mr. Hartung's at $561,600, Mr. Blessing's at $371,000, and Mr. Crumpacker's at $333,000. The difference in the base salaries of Mr. Moran and Mr. Ells is attributable to Mr. Moran serving in the office of Co-Chief Executive Officer only since the beginning of 2009, whereas Mr. Ells has served as Chief Executive Officer since our inception. The differences in salary between the Co-Chief Executive Officers and the other executive officers are attributable to the committee's belief in the tremendous importance of strong leadership at the chief executive officer level as well as to the level of impact of the contributions made by the Co-Chief Executive Officers to our success.

Annual Incentives—AIP Structure

The formula to determine payouts under the AIP consists of a company performance factor, a team performance factor, and an individual performance factor, each stated as a percentage by which an executive officer's target payout amount will be adjusted to determine actual cash bonuses. In most years, each of the company, team and individual performance factors could be adjusted downward to zero based on company, team or individual performance, which could result in no AIP bonuses being paid or an individual's AIP bonus being significantly reduced. This ensures that AIP bonuses are not paid if our performance falls far short of our expectations, and avoids unduly rewarding employees not contributing to our success.

We include the company performance factor in the calculation to reward participating employees when our company performs well, which we believe focuses employees on improving corporate performance and aligns the interests of our employees with those of our shareholders. We include the team performance factor to promote teamwork and to provide rewards based on the areas of the company in which a participant can make the most impact. We include the individual performance factor to emphasize individual performance and accountability. Each of these components can reduce award levels when we, one of our "team" units, or an employee participating in the AIP don't perform well, which further promotes accountability. We believe that as a whole, this structure results in the AIP rewarding our top performers, consistent with our goal of building shareholder value.

To determine the company and team performance factors for each year, during the first quarter of the year the committee approves targeted performance levels for a number of financial or operating measures (on a company-wide basis for the company performance factor and for each of our operating regions for the team performance factor), and key initiatives for improving our company during the year. The AIP formulas are structured so that achievement of the targeted financial and operating measures and achievement (as determined by the committee) of the key initiatives would result in company and team performance factors that would result in payout at the targeted bonus levels. Achievement above or below the targeted financial and operating measures, and over- or under-achievement of the key initiatives as subjectively determined by the committee, results in company and team performance factors that increase or decrease actual bonuses as compared to target, on a scale for each measure approved by the committee at the beginning of the year. The company and team performance factors to determine payouts are calculated after the conclusion of the year by referencing actual company and regional performance on each of the relevant financial and operating measures, and on the key initiatives, to the scales approved by the committee, with any adjustments that the committee deems to be appropriate to account for unforeseen factors during the year. The team performance factor for most corporate-level employees, including the executive officers other than the Chief Development Officer, is the average of the regional team performance factors, subject to adjustment based on other variables considered by the committee relating to our corporate employees. The team performance factor for our Chief Development Officer is based on company-wide measures established specifically for the development department.

The individual performance factor is a function of the individual employee's performance rating for the year. The precise individual performance factor is set following completion of the employee's performance review, within a range of percentages associated with the employee's performance rating. The committee evaluates the performance of the Co-Chief Executive Officers to determine each of their individual performance factors, and approves individual performance factors for each other executive officer after considering recommendations from the Co-Chief Executive Officers, in each case based on a subjective review of each officer's performance for the year.

The committee also sets maximums each year for the company, team and individual performance factors. The committee may, in its discretion, authorize a deviation from the parameters set for any particular performance factor in order to account for exceptional circumstances and ensure that AIP bonuses further the objectives of our compensation programs.

Annual Incentives—2011 AIP Payouts

The committee set the target annual AIP payouts during the first quarter of 2011, based in part by reference to the historical compensation of each executive officer, each officer's performance during the year, and median target bonuses for comparable positions within the restaurant industry peer group. The AIP parameters were set to generally allow for maximum payouts equal to 204 percent of the target award, which the committee believes is adequate to reward achievement of outstanding results and motivate our employees to drive superior performance. The AIP parameters for development employees (including Mr. Blessing), which place a greater weight on team performance and allow for a higher team performance factor in recognition of the coordinated group effort needed to effectively drive strong new restaurant openings, were set to allow a maximum payout to Mr. Blessing of 294 percent of his target award.

For 2011, as with past years, the four measures the committee selected to be used in determining the company and team performance factors were income from operations (prior to accrual for AIP payouts), new restaurant average daily sales, comparable restaurant sales increases, and new restaurant weeks of operation. Targeted performance for each measure (which would result in no adjustment to the company performance factor) was set at $357.8 million for operating income, $4,028 for new restaurant average daily sales, comparable restaurant sales increases of 7.1 percent, and 2,974 new weeks of operation. Consistent with our pay-for-performance philosophy these targets represented stretch goals, the achievement of which would have generally resulted in our financial results exceeding the base-level forecast results in our 2011 operating plan and equaling or exceeding the full-year 2011 guidance we publicly issued to investors. Performance on operating income was weighted most heavily in the computation of the company performance factor, because we believe profitability is the most important measure of our success and driver of shareholder value.

In order to provide a strong incentive towards superior performance, the adjustment scales for the company performance factor were set such that overachievement against each goal would have resulted in upward adjustments at a higher rate than the rate at which equivalent levels of underachievement would have resulted in downward adjustments.

The targeted performance and adjustments for each of these measures on a regional level, other than new restaurant weeks of operation, were used to calculate the team performance factor for corporate-level employees as well, except that the team performance factor for development employees, including Mr. Blessing, was based on four company-wide measures specific to the development department. The regional performance targets and variance adjustments were set at the regional level consistent with the scales reflected above for the company performance factor. We do not disclose operating results on a region-by-region basis. The measures used for the development department's team performance factor were new restaurant average daily sales and new weeks of operation (at the same target levels described above), as well as new restaurant development costs, which were targeted at $762,429, and measures of the number of potential restaurant sites added to our pipeline. Disclosure of the targeted number of restaurant sites added to our pipeline would subject us to competitive harm. The performance target for this measure represents an expansion of our real estate pipeline to a level that would enable us to open restaurants at a higher rate than, and at a rate that we believe would allow our profit growth to exceed the profit growth of, our competitors. It would also represent an ability to capitalize on a relatively high percentage of the suitable restaurant sites that we believe become available in a given year. As such, we believe this target represented a challenge to our development team members, including Mr. Blessing, and although achievable, we believe meeting this target was substantially uncertain at the time it was set.

The key initiatives targeted for 2011 were developing great managers, developing outstanding crew, increasing effectiveness of field support staff, improving restaurant throughput, treasuring every customer, and development of our A model restaurants. The committee's discretionary determination of our level of achievement against these initiatives results in specified adjustments to the company performance factor, though the impact of adjustments attributable to the key initiatives is designed to be less than the other metrics impacting the company performance factor.

As a result of our strong performance during 2011, we exceeded the targeted operating income measure by about 17 percent, and greatly exceeded the targets for comparable restaurant sales and new restaurant average daily sales. Performance on these measures was strong enough to greatly offset our performance just below target on new restaurant weeks of operation. As a result, 2011 AIP bonuses throughout the company were based on a company performance factor at the capped level of 150 percent.

With regard to the team performance factor, the strong regional performance that led to our overachieving versus the applicable targets at the company level also led to a team performance factor at the maximum level of 150 percent for corporate employees (including each executive officer other than Mr. Blessing), and our strong performance with respect to new restaurant sales and the development of our new restaurant pipeline led to a team performance factor of 149 percent for corporate employees in our development group (including Mr. Blessing).

The committee determined the individual performance factor for each executive officer in view of the strong performance we achieved versus our targets and relative to our peers during 2011, and taking into account our continued restaurant growth and extraordinary growth in profitability in the midst of an operating environment for restaurant and other retail companies that remained uncertain. Using its subjective assessment of each executive's performance and overall contributions to our results and to positioning us for continued success, the committee arrived at individual performance factors that were used to calculate the final AIP payouts.

To determine the final amount of 2011 AIP bonus payouts, each executive officer's (and each other AIP participant's) targeted bonus amount was multiplied by the 150 percent company performance factor to arrive at an adjusted targeted award amount. The adjusted targeted award amount was then adjusted based on the applicable team performance factor, which was weighted at 30 percent, and the applicable individual performance factor, which was weighted at 70 percent, except for Mr. Blessing, for whom as with all of our development employees the team factor was weighted at 60 percent and the individual factor was weighted at 40 percent. As a result of these calculations, total 2011 AIP bonus payouts to the executive officers were 204 to 212 percent of targeted bonuses. The actual bonuses paid to the executive officers under the AIP are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table below.

Annual Incentives—2012 AIP Structure

At its meeting on February 6, 2012, the committee approved the parameters of the AIP for 2012, with the structure of the 2012 AIP remaining substantially the same as described above. The operating and financial performance targets and key initiatives to be used to determine the company and team performance factors for 2012 were set at or above the levels included in the internal projections we relied on in issuing publicly-stated guidance regarding our company performance expectations for 2012.

In addition, the committee reconfirmed the target AIP bonus for 2012 at 100 percent of base salary for Mr. Ells and Mr. Moran, 75 percent of base salary for Mr. Hartung, and 50 percent of base salary for Mr. Blessing and Mr. Crumpacker.

Long-Term Incentives—SOSAR Grants, Stock Vesting and Additional Performance Shares Granted during 2011

On February 11, 2011, the committee approved annual SOSAR grants to the executive officers as well as a broader population of key employees and top performers. The base price of the SOSARs is $268.73, the closing price of our common stock on the date the committee approved the grants.

The committee based the number of SOSARs awarded to each executive officer on its determination of company performance and each officer's individual performance. In evaluating company performance, the committee considered our outperformance of substantially all of the companies in the restaurant industry peer group on the basis of sales growth, our extremely strong performance as compared to the peer group with respect to net income growth, and our above-average total shareholder return as compared to the peer group, in each case for the time periods and based on the methodology as described above under— "Assessment of Company Performance." Evaluation of each officer's individual performance involved a subjective assessment by the committee of each executive officer's impact on and value to our business, as well as the individual's position and length of tenure.

Based on these determinations, and taking into consideration the survey data on competitive market practice, the committee made a subjective determination of the appropriate award size for each officer. The committee considered in particular that the economic value computed for these awards, which is used for the accounting expense to be recognized and the amount of compensation to be reported under the SEC's rules in connection with the awards, would be above the top end of our restaurant industry peer group. The committee believed that to be appropriate in light of the remarkable period of profitable growth over which our executive officers have presided, and the committee's belief that that growth was attributable substantially to the contributions of the officers. Moreover, rather than considering the value of these awards solely on the basis of the computed economic value for accounting and SEC reporting purposes (which has nothing to do with the amount of reward actually realized from the award), it is also important to consider that SOSARs reserve for the recipients a portion of the shareholder value created subsequent to receipt of the award. Because rewards from SOSARs will only be received if the stock price appreciates, they only result in realized rewards if shareholder value is created. The awards to each executive equate to the potential for each executive to share in between 0.48% (for our co-CEO's) and 0.04% (for our Chief Marketing Officer) of the overall value created over the term of the award, based on the percentage of total outstanding shares of common stock represented by each SOSAR award. We believe that this is a fair and reasonable allocation of shareholder value creation as between our overall shareholder base and the executive officer team. As a result of the committee's analysis, it approved awards of 150,000 SOSARs to Mr. Ells and Mr. Moran, 50,000 SOSARs to Mr. Hartung, 16,000 SOSARs to Mr. Blessing, and 14,000 SOSARs to Mr. Crumpacker.

In order to introduce an additional performance element to the SOSARs, the committee determined to impose performance vesting criteria on half of the SOSARs awarded to each executive officer. Vesting for these Performance SOSARs is contingent upon our achievement of stated levels of cumulative cash flow from operations prior to the fourth and fifth fiscal year-ends following the award date, with vesting to occur no sooner than the second and third anniversary of the grant date (with half of each Performance SOSAR subject to each such limit date). The committee believes that the cumulative cash flow from operations targets add an additional performance-based element to awards that, as discussed above, are already dependent on performance in order to return value to the recipient. This further reinforces the pay for performance philosophy on which our compensation programs are based.

Executive Stock Ownership Guidelines

Our Board of Directors has adopted stock ownership guidelines for our executive officers. These guidelines are intended to ensure that our executive officers retain ownership of a sufficient amount of Chipotle stock to align their interests in a meaningful way with those of our shareholders. Alignment of our employees' interests with those of our shareholders is a principal purpose of the equity component of our compensation program.

The ownership guidelines, reflected as a targeted number of shares to be owned, are presented below. The guidelines are reviewed for possible adjustment each year and may be adjusted by the committee at any time.

Position	# of shares
Co-Chief Executive Officers	31,000
Chief Financial Officer	7,000
Other executive officers	3,000

Shares underlying unvested restricted stock or restricted stock units count towards satisfaction of the guidelines, while shares underlying SOSARs (whether vested or unvested) and unearned performance shares do not count. Executive officers who do not meet the guidelines are allowed five years to acquire the requisite number of shares to comply. All of our executive officers meet the stock ownership guidelines.

Tax and Other Regulatory Considerations

Code Section 162(m)

Section 162(m) of the Internal Revenue Code provides that compensation of more than $1,000,000 paid to the chief executive officer or to certain other executive officers of a public company will not be deductible for federal income tax purposes unless amounts above $1,000,000 qualify for one of several exceptions. The committee's primary objective in designing executive compensation programs is to support and encourage the achievement of our company's strategic goals and to enhance long-term shareholder value. For these and other reasons, the committee has determined that it will not necessarily seek to limit executive compensation to the amount that will be fully deductible under Section 162(m). However, a substantial portion of each covered executive officer's compensation remains deductable under Section 162(m).

We have implemented a 2006 Cash Incentive Plan as an umbrella plan under which the AIP bonuses are paid in order to ensure that we can deduct the amount of the payouts from our reported income under Section 162(m). Under the 2006 Cash Incentive Plan, the committee sets maximum bonuses for each executive officer and other key employees. If the bonus amount determined under the AIP for participants in the 2006 Cash Incentive Plan is lower than the maximum bonus set under the 2006 Cash Incentive Plan, the committee has historically exercised discretion to pay the lower AIP bonus rather than the maximum bonus payable under the 2006 Cash Incentive Plan. In instances where the committee has determined to pay bonuses in excess of those determined under the AIP, such additional bonuses were paid under the 2006 Cash Incentive Plan and, in combination with AIP bonuses, were less than the maximum bonuses fixed under the 2006 Cash Incentive Plan.

Code Section 409A

Section 409A of the U.S. tax code generally changes the tax rules that affect most forms of deferred compensation that were not earned and vested prior to 2005. The committee takes Section 409A into account in determining the form and timing of compensation paid to our executive officers.

Accounting Rules

Various rules under generally accepted accounting principles determine the manner in which we account for equity-based compensation in our financial statements. The committee may consider the accounting treatment under Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB Topic 718) of alternative grant proposals when determining the form and timing of equity compensation grants to our executive officers. The accounting treatment of such grants, however, is not generally determinative of the type, timing, or amount of any particular grant of equity-based compensation the committee determines to make.

COMPENSATION COMMITTEE REPORT

The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement with management. Based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement for filing with the SEC.

The Compensation Committee.

Darlene J. Friedman, Chairperson
Patrick J. Flynn

SUMMARY COMPENSATION TABLE

The table below presents the total compensation we paid to each of our executive officers for services provided to us during the years presented. Amounts in the columns titled "Salary" and "Non-Equity Incentive Plan Compensation" include amounts deferred at the election of each executive officer and paid into one or more deferred compensation plans. Amounts in the columns titled "Stock Awards" and "Option Awards" reflect the grant date fair value of the identified stock-based compensation awards during the relevant year. Amounts in the column titled "Non-Equity Incentive Plan Compensation" were paid out (to the extent not deferred by the executive officer) under the AIP in March of the following year, including as described above under "Compensation Discussion and Analysis—Discussion of Executive Officer Compensation Decisions—Annual Incentives—2011 AIP Payouts."

Name and Principal Position	Year	Salary	Bonus (1)	Stock Awards (2)	Option Awards (3)	Non-Equity Incentive Plan Compensation (4)	All Other Compensation (5)	Total
Steve Ells	2011	$1,280,769	—	—	$15,286,500	$2,652,000	$172,302	$19,391,571
Chairman and Co-Chief Executive Officer	2010	$1,180,769	—	$4,400,800	$ 5,902,500	$2,448,000	$163,801	$14,095,870
	2009	$1,080,769	$156,200	—	$ 2,827,500	$2,244,000	$106,229	$ 6,414,698
Monty Moran	2011	$1,080,769	—	—	$15,286,500	$2,244,000	$148,458	$18,759,728
Co-Chief Executive Officer	2010	$ 971,154	—	$4,400,800	$ 5,902,500	$2,040,000	$135,052	$13,449,506
	2009	$ 834,231	$ 85,200	—	$ 2,827,500	$1,734,000	$ 73,306	$ 5,554,237
Jack Hartung	2011	$ 553,600	—	—	$ 5,095,500	$ 859,248	$147,656	$ 6,656,004
Chief Financial Officer	2010	$ 510,385	—	$2,200,400	$ 1,967,500	$ 795,600	$146,654	$ 5,620,539
	2009	$ 461,346	$ 56,800	—	$ 1,048,060	$ 719,100	$125,515	$ 2,410,821
Bob Blessing (6)	2011	$ 366,962	—	—	$ 1,630,560	$ 393,446	$ 78,987	$ 2,469,955
Chief Development Officer	2010	$ 345,192	—	$ 605,110	$ 629,600	$ 370,286	$ 98,415	$ 2,048,603
	2009	$ 320,192	—	—	$ 452,400	$ 322,969	$107,411	$ 1,202,972
Mark Crumpacker	2011	$ 328,961	—	—	$ 1,426,740	$ 339,660	$ 78,927	$ 2,174,288
Chief Marketing Officer	2010	$ 309,692	—	$ 605,110	$ 511,550	$ 301,860	$ 78,273	$ 1,806,485
	2009	$ 288,462	$250,000	$ 850,680	$ 377,000	$ 282,375	$128,763	$ 2,177,279

(1) Amounts under Bonus for 2009 for Mr. Ells, Mr. Moran and Mr. Hartung reflect discretionary bonuses paid to those officers in addition to their AIP bonus. The amount under Bonus for 2009 for Mr. Crumpacker reflects a hiring bonus paid in connection with his joining us as Chief Marketing Officer in January 2009.

(2) Amounts under Stock Awards in 2010 represent the grant date fair value under FASB Topic 718 of performance shares awarded in 2010 and for which vesting was considered probable as of the grant date. The amount under Stock Awards in 2009 for Mr. Crumpacker represents the grant date fair value under FASB Topic 718 of performance shares awarded to Mr. Crumpacker at the time he joined us in January 2009, which vested in January 2012, based on the closing price of our common stock on the date of grant.

(3) Amounts under Option Awards represent the grant date fair value under FASB Topic 718 of SOSARs awarded in the relevant year. See Note 5 to our financial statements for the year ended December 31, 2011, which are included in our Annual Report on Form 10-K filed with the SEC on February 10, 2012, for descriptions of the methodologies and assumptions we use to value SOSAR awards and the manner in which we recognize the related expense pursuant to FASB ASC Topic 718.

(4) Amounts under Non-Equity Incentive Plan Compensation represent the amounts earned under the AIP for the relevant year, as described under "Compensation Discussion and Analysis—Discussion of Executive Officer Compensation Decisions—Annual Incentives—AIP Structure" and "—2011AIP Payouts."

(5) Amounts under All Other Compensation for 2011 include the following:

- Matching contributions we made on the executive officers' behalf to the Chipotle Mexican Grill 401(K) plan as well as the Chipotle Supplemental Deferred Investment Plan, in the aggregate amounts of $149,164 for Mr. Ells, $124,844 for Mr. Moran, $54,088 for Mr. Hartung, and $29,691 for Mr. Blessing. See "Non-Qualified Deferred Compensation for 2011" below for a description of the Chipotle Supplemental Deferred Investment Plan.
- Company car costs, which include the depreciation expense recognized on company-owned cars or lease payments on leased cars (in either case less employee payroll deductions), insurance premiums, and maintenance and fuel costs, or a monthly car allowance for officers who elect under the standard terms of our company-wide company car program to receive an allowance rather than a company car. Company car costs for Mr. Hartung were $30,671, and for each other officer were less than $25,000.

- Housing costs, including monthly rent and utilities payments, of $30,836 for Mr. Hartung, $30,000 for Mr. Blessing, and $39,611 for Mr. Crumpacker, as well as payments for reimbursement of taxes payable in connection with this benefit totaling $9,077 for Mr. Hartung, $2,911 for Mr. Blessing and $21,155 for Mr. Crumpacker.
- Commuting expenses, which include air fare, airport parking and ground transportation relating to travel between home and our company headquarters, for Mr. Hartung.
- Term life insurance premium payments for each executive officer.

(6) Mr. Blessing became Chief Development Officer in February 2010.

GRANTS OF PLAN-BASED AWARDS IN 2011

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Option Awards: Number of Securities	Exercise or Base Price of Option	Grant Date Fair Value of Stock
Name	Grant Date	Award Description	Threshold ($)	Target ($)	Maximum ($)	Threshold (# shares)	Target (# shares)	Maximum (# shares)	Underlying Options (2)	Awards ($/Sh)	and Option Awards (3)
Steve Ells	2/11/11	SOSARs							75,000	$268.73	$7,643,250
	2/11/11	Performance SOSARs							75,000	$268.73	$7,643,250
	2/11/11	AIP	$0	$1,300,000	$2,652,000						
Monty Moran	2/11/11	SOSARs							75,000	$268.73	$7,643,250
	2/11/11	Performance SOSARs							75,000	$268.73	$7,643,250
	2/11/11	AIP	$0	$1,100,000	$2,244,000						
Jack Hartung	2/11/11	SOSARs							25,000	$268.73	$2,547,750
	2/11/11	Performance SOSARs							25,000	$268.73	$2,547,750
	2/11/11	AIP	$0	$ 421,200	$ 859,248						
Bob Blessing	2/11/11	SOSARs							8,000	$268.73	$ 815,280
	2/11/11	Performance SOSARs							8,000	$268.73	$ 815,280
	2/11/11	AIP	$0	$ 185,500	$ 545,370						
Mark Crumpacker	2/11/11	SOSARs							7,000	$268.73	$ 713,370
	2/11/11	Performance SOSARs							7,000	$268.73	$ 713,370
	2/11/11	AIP	$0	$ 166,500	$ 339,660						

(1) Each executive officer was entitled to a cash award to be paid under our Amended and Restated 2006 Cash Incentive Plan, although as a matter of practice the Compensation Committee exercises discretion to pay each executive officer a lesser amount determined under the AIP as described under "Compensation Discussion and Analysis—Components of Compensation—Annual Incentives," as adjusted in the committee's discretion when determined to be appropriate. Amounts under Threshold reflect that no payouts would be paid under the AIP if achievement against company targets under the AIP were sufficiently below target. Amounts under Target reflect the target AIP bonus, which would have been paid to the executive officer if each of the company performance factor, team performance factor and individual performance factor under the AIP had been set at 100 percent. Amounts under Maximum reflect the AIP bonus which would have been payable had each of the company performance factor, team performance factor and individual performance factor been at the maximum level. Actual AIP bonuses paid are reflected in the "Non-Equity Incentive Plan Compensation" column of the table labeled "Summary Compensation Table" above.

(2) All equity awards are denominated in shares of common stock, and were granted under the Amended and Restated Chipotle Mexican Grill, Inc. 2006 Stock Incentive Plan. See "Terms of 2011 Equity-Based Awards" below for a description of the vesting terms for the SOSARs and Performance SOSARs granted during 2011.

(3) See Note 5 to our financial statements for the year ended December 31, 2011, which are included in our Annual Report on Form 10-K filed with the SEC on February 10, 2012, for descriptions of the methodologies and assumptions we use to value SOSAR and performance share awards pursuant to FASB Topic 718. The grant date fair value of equity awards is included in the "Stock Awards" or "Option Awards" columns of the Summary Compensation Table for each executive officer for 2011.

Terms of 2011 Equity-Based Awards

Each SOSAR represents the right to receive shares of common stock in an amount equal to (i) the excess of the market price of the common stock at the time of exercise over the base price of the SOSAR, divided by (ii) the market price of the common stock at the time of exercise. The base price of the SOSARs, $268.73, was equal to the closing price of our common stock on the date the committee approved the grants. One half of the SOSARs granted to each officer are subject to vesting in equal amounts on the second and third anniversary of the grant date, and the remaining half are subject to vesting contingent upon our achievement of stated levels of cumulative cash flow from operations prior to the fourth and fifth fiscal year-ends following the award date, with vesting to occur no sooner than the second and third anniversary of the awards (with half of each Performance SOSAR subject to each such time-based vesting date). Vesting of all of the SOSARs may also accelerate as described in the footnotes to the Equity Award Vesting table appearing below under "Potential Payments Upon Termination or Change-in-Control." We filed the form of SOSAR Agreements for these grants as an exhibit to our Annual Report on Form 10-K filed on February 17, 2011.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2011

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares of Stock That Have Not Vested	Market Value of Shares of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Steve Ells	—	75,000(1)	$ 53.36	2/17/2016			10,000(2)	$3,377,400(3)
	—	150,000(4)	$103.79	2/16/2017				
	—	75,000(5)	$268.73	2/11/2018				
	—	75,000(6)	$268.73	2/11/2018(6)				
Monty Moran	16,000	—	$102.65	2/20/2015			10,000(2)	$3,377,400(3)
	10,000	75,000(1)	$ 53.36	2/17/2016				
	—	150,000(4)	$103.79	2/16/2017				
	—	75,000(5)	$268.73	2/11/2018				
	—	75,000(6)	$268.73	2/11/2018(6)				
Jack Hartung	24,500	—	$102.65	2/20/2015			5,000(2)	$1,688,700(3)
	—	27,800(1)	$ 53.36	2/17/2016				
	—	50,000(4)	$103.79	2/16/2017				
	—	25,000(5)	$268.73	2/11/2018				
	—	25,000(6)	$268.73	2/11/2018(6)				
Bob Blessing	—	12,000(1)	$ 53.36	2/17/2016			1,375(2)	$ 464,393(3)
	—	16,000(4)	$103.79	2/16/2017				
	—	8,000(5)	$268.73	2/11/2018				
	—	8,000(6)	$268.73	2/11/2018(6)				
Mark Crumpacker ..	—	10,000(1)	$ 53.36	2/17/2016	13,600(7)	$4,593,264(3)	1,375(2)	$ 464,393(3)
	—	13,000(4)	$103.79	2/16/2017				
	—	7,000(5)	$268.73	2/11/2018				
	—	7,000(6)	$268.73	2/11/2018(6)				

(1) SOSARs vested in full on February 17, 2012.

(2) Represents shares issuable under the 2010 performance share awards, assuming achievement at the threshold level of cumulative total cash flow from operations through September 30, 2013.

(3) Based on the closing stock price of our common stock on December 30, 2011 of $337.74 per share.

(4) SOSARs vested or will vest in equal amounts on February 16, 2012 and 2013, subject to potential accelerated vesting of the unvested SOSARs as described in the footnotes to the table below under "Potential Payments Upon Termination or Change-in-Control."

(5) SOSARs will vest in equal amounts on February 11, 2013 and 2014, subject to potential accelerated vesting of the unvested SOSARs as described in the footnotes to the table below under "Potential Payments Upon Termination or Change-in-Control."

(6) Vesting of Performance SOSARs is contingent upon our achievement of stated levels of cumulative cash flow from operations prior to the fourth and fifth fiscal year-ends following the award date, with vesting to occur no sooner than February 11, 2013 and 2014 (with half of each Performance SOSAR subject to each such time-based vesting date). Vesting of Performance SOSARs may accelerate as described in the footnotes to the table below under "Potential Payments Upon Termination or Change-in-Control."

(7) Represents shares of common stock remaining unvested from a performance share award received January 5, 2009. Performance criteria underlying the award were satisfied in October 2010, but under the terms of the awards the shares remained subject to time-based vesting until January 1, 2012, on which date they vested in full.

OPTION EXERCISES AND STOCK VESTED IN 2011

The following table provides summary information about SOSARs exercised by our executive officers during 2011.

	Option Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise (1)
Steve Ells	165,500	$36,355,405
Monty Moran	115,000	$26,824,850
Jack Hartung	35,000	$ 8,152,262
Bob Blessing	26,000	$ 4,926,160
Mark Crumpacker	10,000	$ 2,121,800

(1) Based upon the amount by which the closing price of our common stock on the date of exercise exceeded the base price of the SOSARs.

NON-QUALIFIED DEFERRED COMPENSATION FOR 2011

Our Supplemental Deferred Investment Plan permits eligible management employees who elect to participate in the plan, including our executive officers, to make contributions to deferral accounts once the participant has maximized his or her contributions to our 401(k) plan. Contributions are made on the participant's behalf through payroll deductions from 1 percent to 50 percent of the participant's monthly base compensation, which are credited to the participant's "Supplemental Account," and from 1 percent to 100 percent of awards under the AIP, which are credited to the participant's "Deferred Bonus Account." We also match contributions at the rate of 100 percent on the first 3 percent of compensation contributed and 50 percent on the next 2 percent of compensation contributed. Amounts contributed to a participant's deferral accounts are not subject to federal income tax at the time of contribution. Amounts credited to a participant's deferral accounts fluctuate in value to track a variety of available investment choices selected by the participant (which may be changed by the participant at any time), and are fully vested at all times following contribution.

Participants may elect to receive distribution of amounts credited to either or both of the participant's Supplemental Account or Deferred Bonus Account, in either (1) a lump sum amount paid from two to six years following the end of the year in which the deferral is made, subject to a one-time opportunity to postpone such lump sum distribution, or (2) a lump sum or installment distribution following termination of the participant's service with us, with installment payments made in accordance with the participant's election on a monthly, quarterly or annual basis over a period of up to 15 years following termination, subject to a one-time opportunity to change such distribution election within certain limitations. Distributions in respect of one or both of a participant's deferral accounts are subject to federal income tax as ordinary income in the year the distribution is made.

Amounts credited to participants' deferral accounts are un-funded, unsecured general obligations of ours to pay in the future the value of the accounts.

The table below presents contributions by each executive officer, and our matching contributions, to the Chipotle Supplemental Deferred Investment Plan during 2011, as well as each executive officer's earnings under the plan and ending balances in the plan on December 31, 2011.

Name	Executive Contributions in Last FY (1)	Registrant Contributions in Last FY (2)	Aggregate Earnings/(Losses) in Last FY (3)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE (4)
Steve Ells	$174,205	$139,364	$(29,581)	$225,220	$ 815,915
Monty Moran	$337,605	$115,044	$(45,161)	$110,236	$ 886,489
Jack Hartung	$594,058	$ 51,768	$ (5,424)	—	$2,220,702
Bob Blessing	$ 67,035	$ 19,891	$ (5,105)	—	$ 265,134
Mark Crumpacker	—	—	—	—	—

(1) These amounts are reported in the Summary Compensation Table as part of each executive's Salary for 2011.

(2) These amounts are reported in the Summary Compensation Table as part of each executive's All Other Compensation for 2011.

(3) These amounts are not reported as compensation in the Summary Compensation Table because none of the earnings are "above market" as defined in SEC rules.

(4) These amounts include amounts previously reported in the Summary Compensation Table as Salary or All Other Compensation for years prior to 2011 (ignoring for purposes of this footnote any investment losses on balances in the plan), in the following aggregate amounts: $535,893 for Mr. Ells, $461,433 for Mr. Moran, $1,153,733 for Mr. Hartung, and $131,034 for Mr. Blessing.

McDonald's Excess Non-Qualified Plan and Non-Qualified Supplemental Plan

Prior to our separation from McDonald's in October 2006, our executive officers and other key employees were permitted to participate in non-qualified deferred compensation plans maintained by McDonald's. The McDonald's Excess Non-Qualified Plan and Non-Qualified Supplemental Plan provide substantially similar benefits to participants as our Supplemental Deferred Investment Plan, except that the investment and distribution options in the McDonald's plans are different than those in our plan. Effective with our separation from McDonald's, our employees' service with McDonald's was deemed to have terminated, and the balances in these plans will be distributed in accordance with each participant's distribution elections. Our employees are no longer permitted to contribute to these plans, but the balances remaining in the plans in respect of our executive officers are attributable in part to service as one of our employees.

The table below presents, for each executive officer with a balance remaining in either McDonald's plan, the officer's aggregate earnings under and aggregate withdrawals from the plans during 2011, as well as each executive officer's aggregate ending balances in the plans as of December 31, 2011.

Name	Executive Contributions in Last FY	Registrant Contributions in Last FY	Aggregate Earnings in Last FY (1)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE (2)
Steve Ells	—	—	$ 121	$13,512	—
Jack Hartung	—	—	$67,610	$34,471	$1,589,300

(1) These amounts are not reported as compensation in the Summary Compensation Table because none of the earnings are "above market" as defined in SEC rules.

(2) These amounts include amounts previously reported in the Summary Compensation Table as Salary or All Other Compensation for 2006 (ignoring for purposes of this footnote any investment losses on balances in the plans), in the following aggregate amounts: $55,652 for Mr. Ells and $140,647 for Mr. Hartung.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

We have not entered into written employment, change-in-control, severance or similar agreements with any of our employees, including our executive officers. Accordingly, we do not have any written agreements requiring that we make post-employment severance payments to the executive officers in the event their employment terminates. In addition, payouts under the AIP are conditioned on the employee being employed as of the end of the year for which the payout relates. We have in the past paid severance to executives or other key employees who have left us, and we may negotiate individual severance arrangements with any executive officer whose employment with us terminates, depending on the circumstances of the executive's termination.

The terms of the equity-based awards made to our executive officers do provide for post-employment benefits in certain circumstances. The table below reflects the dollar value, based on the closing price of our common stock on December 31, 2011, of the amount of each listed type of equity award which would have been realizable by each executive officer (including as a result of acceleration of vesting) had the executive's employment terminated as of December 31, 2011 for the reasons identified in the table.

Potential Amounts Realizable Upon Termination Under Equity Awards

Name	Termination for Cause (1)	Termination Without Cause (1)	Voluntary Resignation Without Good Reason (2)	Voluntary Resignation with Good Reason (2)	Retirement (3)	Qualifying Termination Following Change in Control (4)	Death/ Disability (5)
Steve Ells							
SOSARs (6)	—	—	—	—	N/A	$66,772,500	$66,772,500
Performance Shares	—	—	—	—	N/A	$ 6,754,800	$ 2,468,542
Total	$—	$—	$—	$—	N/A	$73,527,300	$69,241,042
Monty Moran							
SOSARs (6)	—	—	—	—	N/A	$66,772,500	$66,772,500
Performance Shares	—	—	—	—	N/A	$ 6,754,800	$ 2,468,542
Total	$—	$—	$—	$—	N/A	$73,527,300	$69,241,042
Jack Hartung							
SOSARs (6)	—	—	—	—	$23,053,764	$23,053,764	$23,053,764
Performance Shares	—	—	—	—	$ 1,234,440	$ 3,377,400	$ 1,234,440
Total	$—	$—	$—	$—	$24,288,204	$26,431,164	$24,288,204
Bob Blessing							
SOSARs (6)	—	—	—	—	$ 8,259,920	$ 8,259,920	$ 8,259,920
Performance Shares	—	—	—	—	$ 339,429	$ 928,785	$ 339,429
Total	$—	$—	$—	$—	$ 8,599,349	$ 9,188,705	$ 8,599,349
Mark Crumpacker							
SOSARs (6)	—	—	—	—	N/A	$ 9,695,090	$ 9,695,090
Performance Shares	—	—	—	—	N/A	$ 5,522,049	$ 4,928,640
Total	$—	$—	$—	$—	N/A	$15,217,139	$14,623,730

(1) In the event of termination for cause, as defined in the plan under which the award was granted, of the employment of the holder of an equity award, all unvested equity awards, as well as vested SOSARs, terminate immediately. "Cause" under our 2011 Stock Incentive Plan generally means an award holder's failure to perform his or her duties, willful misconduct or gross negligence, breach of fiduciary duties to us, unauthorized use of company information, or commission of a felony involving moral turpitude.

(2) Under our 2011 Stock Incentive Plan, "good reason" generally means a reduction in an employee's responsibilities or pay, or a change by more than 30 miles in the location of an employee's job.

(3) Certain outstanding equity awards provide that the holder is eligible for retirement when the employee reaches a combined age and years-of-service with us (and with McDonald's Corporation unless there was a break in service prior to joining us from McDonald's) of 70. Of the executive officers, only Mr. Hartung and Mr. Blessing are eligible for retirement.

In the event the employment with us of a holder of SOSARs terminates as a result of the holder's retirement, provided we receive six months' prior written notice of the retirement and the holder executes an agreement not to engage in any competitive activity with us for a period of at least two years following retirement, any SOSARs scheduled to vest on or before the third anniversary of the retirement date vest immediately and any remaining unvested SOSARs are terminated. Because our currently-outstanding SOSARs have a three year vesting term, all unvested SOSARs held by retirement-eligible employees would vest upon the holder's retirement. SOSARs vested on or before the holder's retirement remain exercisable for a period of three years following the holder's retirement.

In the event the employment with us of a holder of performance shares terminates as a result of the holder's retirement, the performance shares will be paid out on the payout date, with the number of shares issuable to be based on actual performance over the performance period and pro-rated in an amount equal to the period of the holder's service with us following the grant of the award as a percentage of the time period from the grant of the award until the end of the performance period. The amounts reflected in the table as realizable in respect of the performance shares as a result of the retirement of the retirement-eligible officers assumes that the performance shares actually paid out at target.

(4) The award agreement for SOSARs granted in 2009 and 2010 provides that in the event of a change in control under our 2011 Stock Incentive Plan, unless the SOSARs are replaced with an award meeting the criteria described below under "—Equity Award Vesting Upon Change in Control," the SOSARs immediately vest. One of the provisions required to be included in a replacement award in order to avoid vesting of the SOSARs immediately upon occurrence of a change in control is that the replacement award must provide that if the employment of the holder is terminated without cause or by the holder for good reason, in each case as defined in the plan, the award will vest.

A change in control would generally be deemed to occur under the plan in the event any person or group acquires shares of our common stock representing greater than 25 percent of the combined voting power of our outstanding common stock, or in the event our current directors, or persons we nominate to replace current directors, do not constitute at least a majority of our Board, or in the event of certain mergers, liquidations, or sales of substantially all of our assets by us.

The award agreement for our outstanding performance shares provides that in the event of a change in control under the plan that also constitutes a "change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation" under applicable U.S. Treasury Regulations, the performance shares remain outstanding and vesting will accelerate (with payout at target level performance) in the event the employment of the holder is terminated without cause or by the holder for good reason within two years following the change in control. In the event of a change in control under the plan that also constitutes a "change in the ownership of a corporation" or a "change in the ownership of a substantial portion of a corporation's assets" under applicable U.S. Treasury Regulations, unless the performance shares are replaced with an award meeting the criteria described below under "—Equity Award Vesting Upon Change in Control," the performance shares immediately vest at target level performance. One of the provisions required to be included in a replacement award in order to avoid vesting of the performance shares immediately upon occurrence of such a change in control is that the replacement award must provide that if the employment of the holder is terminated without cause or due to death or disability of the holder, or by the holder for good reason, in each case as defined in our 2011 Stock Incentive Plan, the award will vest.

(5) In the event the employment with us of a holder of SOSARs terminates as a result of the holder's death or disability (that is, a medically diagnosed permanent physical or mental inability to perform his or her job), all of the holder's unvested SOSARs will vest and become immediately exercisable, and will remain outstanding and exercisable for a period of three years following the holder's death or disability.

In the event the employment with us of a holder of performance shares terminates as a result of the holder's death or disability, the performance shares will be paid out on the payout date, with the number of shares issuable to be based on actual performance over the performance period and pro-rated in an amount equal to the period of the holder's service with us following the grant of the award as a percentage of the time period from the grant of the award until the end of the performance period. The amounts reflected in the table as realizable in respect of the performance shares as a result of the death or disability of each executive officer assumes that the performance shares actually paid out at target.

Additionally, the performance conditions on the performance shares issued to Mr. Crumpacker at the time he joined us in January 2009 have been satisfied but the award was subject to time-based vesting that expired on January 1, 2012. The additional amount reflected for performance shares in this column for Mr. Crumpacker reflects the value of the pro-rated award issuable to him based on his service from his start date through December 31, 2011.

(6) The dollar values reflected in the table are based on the excess of the closing price of our common stock on December 31, 2011 over the exercise price of the applicable SOSARs.

Equity Award Vesting Upon Change in Control

In addition to the provisions described above relating to equity-based awards for which vesting may accelerate in connection with a termination of the holder's employment, our outstanding SOSARs and performance shares have provisions providing for the acceleration of vesting in connection with certain changes in control of Chipotle.

SOSARs

The award agreement for outstanding SOSARs provides that in the event of a change in control under our 2011 Stock Incentive Plan, any unvested SOSARs will automatically vest as of the date of the change in control, unless the SOSARs are replaced with an award meeting the following criteria:

- the replacement award must be denominated in securities listed on a national securities exchange;
- the replacement award must have a value equal to the SOSARs being replaced, including an aggregate exercise or base price equal to the aggregate base price of such SOSARs, an aggregate spread equal to the aggregate spread of such SOSARs as determined immediately prior to the relevant change in control, and a ratio of exercise price or base price to the fair market value of the securities subject to such replacement award that is equal to the ratio of base price of such SOSARs to the price of our common stock at the time of the change in control;
- the vesting date(s) of the replacement award must be the same as the vesting date(s) of the performance-contingent restricted stock, subject to full acceleration of vesting of the replacement award in the event that the holder's employment is terminated by the surviving or successor entity without cause or by the holder for good reason, in each case as defined in the plan; and
- the replacement award must provide for immediate vesting upon any transaction with respect to the surviving or successor entity (or parent or subsidiary company thereof) of substantially similar character to a change in control as defined in the plan, or upon the securities constituting such replacement award ceasing to be listed on a national securities exchange.

In the event of a change in control under the plan as of December 31, 2011, if SOSARs outstanding on that date were not replaced with replacement awards meeting the criteria specified above, the executive officers would have had vesting accelerated on awards with the following dollar values as of that date:

Executive Officer	Value of Vested Award
Steve Ells	$66,772,500
Monty Moran	$66,772,500
Jack Hartung	$23,053,764
Bob Blessing	$ 8,259,920
Mark Crumpacker	$ 9,695,090

Performance Shares

The award agreement for our outstanding performance share awards provide that in the event of a change in control under the plan that also constitutes a "change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation" under applicable U.S. Treasury Regulations, the performance share awards remain outstanding and vesting will only accelerate in the event the employment of the holder is terminated without cause or by the holder for good reason within two years following the change in control.

In the event of a change in control under the plan that also constitutes a "change in the ownership of a corporation" or a "change in the ownership of a substantial portion of a corporation's assets" under applicable U.S. Treasury Regulations, the performance share awards immediately vest unless they are replaced with an award meeting the following criteria:

- the replacement award must consist of securities listed on a national securities exchange;
- the replacement award must have a value equal to the value of the unvested performance share assuming the target level of performance, calculated as if each unvested share were exchanged for the consideration (including all stock, other securities or assets, including cash) payable for one share of common stock in the change in control transaction;
- the vesting date of the replacement award must be September 30, 2012, subject to full acceleration of vesting of the replacement award in the event that the holder's employment is terminated by the surviving or successor entity without cause or by the holder for good reason, in each case as defined in the plan, or the holder's employment terminates due to the holder's medically diagnosed permanent physical or mental inability to perform his or her job duties; and
- the replacement award must provide for immediate vesting upon any transaction with respect to the surviving or successor entity (or parent or subsidiary company thereof) of substantially similar character to a change in control as defined in the plan, or the securities constituting such replacement award ceasing to be listed on a national securities exchange.

In the event of such a change in control under the plan as of December 31, 2011, if the outstanding performance share awards were not replaced with a replacement award meeting the criteria specified above, the executive officers would have had vesting accelerated on awards with the following dollar values as of that date:

Executive Officer	Value of Vested Award
Steve Ells	$6,754,800
Monty Moran	$6,754,800
Jack Hartung	$3,377,400
Bob Blessing	$ 928,785
Mark Crumpacker	$5,522,049(1)

(1) In addition to the performance share award described above, Mr. Crumpacker also holds an award of performance shares issued at the time he joined us in January 2009, on which the performance criteria have been satisfied but which remained subject to time-based vesting as of December 31, 2011. The terms regarding change of control are substantially the same as described above, except that the number of shares underlying such award is fixed, such that the replacement award described above must have a value equal to the value of the number of shares underlying the award (rather than the number of shares assuming target level performance as described in the second bullet above), and the vesting date for such award must have been March 1, 2012. These performance shares vested in full on January 1, 2012.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors and holders of greater than 10 percent of our outstanding common stock to file initial reports of their ownership of our equity securities and reports of changes in ownership with the SEC. Based solely on a review of the copies of such reports furnished to us and written representations from our officers and directors, we believe that all Section 16(a) filing requirements were complied with on a timely basis in 2011, except that a Form 4 reporting two exercises of stock appreciation rights and sales of the underlying shares of common stock by Steve Ells, a Form 4 reporting two exercises of stock appreciation rights and sales of the underlying shares of common stock by Monty Moran, and a Form 4 reporting an exercise of stock appreciation rights and sale of the underlying shares of common stock by Jack Hartung, were each erroneously filed one day late by a service provider.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions Related to ANGR Holdings, LLC

During 2010, we agreed to be the prize sponsor for the network television program "America's Next Great Restaurant." Our founder, Chairman and Co-Chief Executive Officer, Steve Ells, served as a judge on the America's Next Great Restaurant program, and as part of the terms of his involvement with the program was a co-investor in ANGR Holdings, LLC, the entity formed to operate the restaurants awarded as a prize on the program. From the time of Mr. Ells's agreement to serve as a judge on the program, our intent was for Chipotle to ultimately hold the entire interest in ANGR Holdings, and accordingly, in June 2011, we purchased his interest in the entity for $220,000, the amount of the cash contribution originally made by Mr. Ells.

Agreements with Sequence LLC

Mark Crumpacker, our Chief Marketing Officer, served as Creative Director for Sequence, LLC, a strategic design and marketing consulting firm he co-founded in 2002, prior to joining us in January 2009. Sequence provided us with a variety of marketing consulting services during 2011 under a master services agreement, and we expect to continue to work with Sequence during 2012. Sequence has issued Mr. Crumpacker a promissory note in connection with his separation from them, has agreed to license certain intellectual property from him, and he also retains a call right to purchase a minority interest in Sequence at any time prior to 2012. We paid Sequence a total of $736,785 in fees during 2011, and $84,215 in fees in the first two months of 2012.

Registration Rights

Prior to our initial public offering, certain of our current shareholders, including Steve Ells, our Chairman and Co-Chief Executive Officer, Monty Moran, our Co-Chief Executive Officer and member of our Board of Directors, and Albert S. Baldocchi and Darlene J. Friedman, members of our Board, entered into a registration rights agreement with us relating to shares of common stock they held at the time the agreement was executed. Under the agreement, these directors are entitled to piggyback registration rights with respect to registration statements we file under the Securities Act of 1933, as amended, subject to customary restrictions and pro rata reductions in the number of shares to be sold in an offering. We would be responsible for the expenses of any such registration.

Director and Officer Indemnification

We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of our company, arising out of such person's services as a director or executive officer of ours, any subsidiary of ours or any other company or enterprise to which the person provided services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

OTHER BUSINESS AND MISCELLANEOUS

The Board and our management do not know of any other matters to be presented at the annual meeting. If other matters do properly come before the annual meeting, it is intended that the persons named in the accompanying proxy vote the proxy in accordance with their best judgment on such matters.

SHAREHOLDER PROPOSALS AND NOMINATIONS FOR 2013 ANNUAL MEETING

Inclusion of Proposals in Our Proxy Statement and Proxy Card under the SEC's Rules.

Any proposal of a shareholder intended to be included in our proxy statement and form of proxy/voting instruction card for the 2013 annual meeting of shareholders pursuant to SEC Rule 14a-8 must be received by us no later than December 10, 2012, unless the date of our 2013 annual meeting is more than 30 days before or after May 31, 2013, in which case the proposal must be received a reasonable time before we begin to print and send our proxy materials. All proposals should be addressed to Chipotle Mexican Grill, Inc., 1401 Wynkoop Street, Suite 500, Denver, CO 80202, Attn: Corporate Secretary.

Bylaw Requirements for Shareholder Submission of Nominations and Proposals.

A shareholder nomination of a person for election to our Board of Directors or a proposal for consideration at our 2013 annual meeting must be submitted in accordance with the advance notice procedures and other requirements set forth in Article II of our bylaws. These requirements are separate from, and in addition to, the requirements discussed above to have the shareholder nomination or other proposals included in our proxy statement and form of proxy/voting instruction card pursuant to the SEC's rules. Our bylaws require that the proposal or nomination must be received by our corporate Secretary at the above address no earlier than the close of business on January 31, 2013, and no later than the close of business on March 2, 2013, unless the date of the 2013 annual meeting is more than 30 days before or after May 31, 2013. If the date of the 2013 annual meeting is more than 30 days before or after May 31, 2013, we must receive the proposal or nomination no earlier than the 120th day before the meeting date and no later than the 90th day before the meeting date, or if the date of the meeting is announced less than 100 days prior to the meeting date, no later than the tenth day following the day on which public disclosure of the date of the 2013 annual meeting is made.

AVAILABILITY OF SEC FILINGS, CORPORATE GOVERNANCE GUIDELINES, CODE OF CONDUCT, CODES OF ETHICS AND COMMITTEE CHARTERS

Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and all amendments to those reports filed with the SEC, our Code of Conduct, Codes of Ethics, Corporate Governance Guidelines, the charters of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, and any reports of beneficial ownership of our common stock filed by executive officers, directors and beneficial owners of more than 10 percent of the outstanding shares of either class of our common stock are posted on and may be obtained on the Investors page of our website at www.chipotle.com without charge, or may be requested (exclusive of exhibits), at no cost by mail to Chipotle Mexican Grill, Inc., 1401 Wynkoop Street, Suite 500, Denver, CO 80202, Attn: Corporate Secretary.

DELIVERY OF MATERIALS TO SHAREHOLDERS WITH SHARED ADDRESSES

Beneficial holders who own their shares through a broker, bank or other nominee and who share an address with another such beneficial owner are only being sent one Notice of Internet Availability of Proxy Materials or set of proxy materials, unless such holders have provided contrary instructions. If you wish to receive a separate copy of these materials or if you are receiving multiple copies and would like to receive a single copy, please contact Chipotle investor relations by phone at (303) 222-2552, by writing to Investor Relations, Chipotle Mexican Grill, Inc., 1401 Wynkoop Street, Suite 500, Denver, Colorado, or by email to ir@chipotle.com.

MISCELLANEOUS

If you request physical delivery of these proxy materials, we will mail along with the proxy materials our 2011 Annual Report, including our Annual Report on Form 10-K for fiscal year 2011 (and the financial statements included in that report) as filed with the SEC; however, it is not intended that the Annual Report or Form 10-K be a part of the proxy statement or a solicitation of proxies.

You are respectfully urged to enter your vote instruction via the Internet as explained on the Notice of Internet Availability of Proxy Materials that was mailed to you, or if you are a holder of record and have received a proxy card, via telephone as explained on the proxy card. We will appreciate your prompt response.

By order of the Board of Directors

/s/ Monty Moran
Co-Chief Executive Officer, Secretary and Director

April 9, 2012

Proxy Statement

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MANAGEMENT TEAM

Steve Ells
Founder, Chairman & Co-Chief Executive Officer

Monty Moran
Co-Chief Executive Officer

Jack Hartung
Chief Financial Officer

Bob Blessing
Chief Development Officer

Mark Crumpacker
Chief Marketing Officer

BOARD OF DIRECTORS

Steve Ells
Chairman of the Board

Monty Moran
Director

Albert S. Baldocchi
Director
Independent Financial Consultant and Strategic Advisor

John S. Charlesworth
Director
President, Midwest Division, McDonald's Corp. (retired)

Neil W. Flanzraich
Director
Former Vice Chairman and President, IVAX Corporation; Private Investor

Patrick J. Flynn
Director
Executive Vice President, Strategic Planning and Acquisitions, McDonald's Corp. (retired)

Darlene J. Friedman
Director
Senior Vice President, Human Resources, Syntex Corp. (retired)

STOCK EXCHANGE LISTING

New York Stock Exchange
Symbol: CMG

AUDITORS

Ernst & Young LLP
Denver, Colorado

STOCK TRANSFER AGENT

By mail:
Wells Fargo Shareowner Services
161 N. Concord Exchange, South St. Paul, MN 55075

By phone:
1-855-598-5490

Online:
www.shareowneronline.com

Stockholders may obtain copies of Chipotle's annual report on Form 10-K for the year ended December 31, 2011 (exclusive of exhibits), including our audited financial statements, as well as other reports we file with the SEC, at no cost on the investor relations page of our website at ir.chipotle.com, or by writing to the Corporate Secretary, Chipotle Mexican Grill, Inc., 1401 Wynkoop Street, Suite 500, Denver, CO 80202.


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Back to The Start

This short film, by filmmaker Johnny Kelly, depicts the life of a farmer as he slowly turns his family farm into an industrial animal factory before seeing the error of his ways and opting for a more sustainable future. Coldplay's haunting classic "The Scientist" is performed by country music legend Willie Nelson for the soundtrack. Chipotle's inspiration in creating the film was to emphasize, in an accessible and entertaining way, the importance of developing a more sustainable food system.